SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 29, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release – AngloGold Ashanti 06 report to soceity

Report to
Society
06

This Report to Society 2006 has been prepared in conjunction with the company’s Annual Financial Statements on the company’s operating and financial performance for the same period. Combined, the Report to Society and the Annual Financial Statements make up the Annual Report. Through the Report to Society, AngloGold Ashanti seeks to report on these issues to a wide range of stakeholders, who include shareholders, employees, employee representatives and the communities in which it operates, as well as regional and national governments and other interested parties.
The group’s 2006 Report to Society has been prepared in the form of three complementary publications comprising:
·
a comprehensive web-based document (www.aga-reports.com) which provides a broad overview of the group’s sustainable development initiatives across 10 countries and 21 operations – with a particular focus on the economic, social and environmental impact and
obligations for the period 1 January 2006 to 31 December 2006.
This review is illustrated by a number of case studies for each of
AngloGold Ashanti’s business principles;
·
a condensed printed document which entails a review of the
company’s economic, social and environmental impact and
obligations for the period 1 January to 31 December 2006 and a selection of the case studies published in the web-based document.
This condensed report illustrates the most significant challenges and issues facing the group in terms of sustainable development and indicates, where appropriate, where further information – particularly case studies – may be found in the web-based report. This entire report has been assured by independent auditors,
PricewaterhouseCoopers; and
·
country and operational reports, which provide an overview of each country or operation (as appropriate) and the issues and challenges relating to sustainable development in each.
AngloGold Ashanti believes that the report presents a fair and balanced reflection of the group’s operations and performance, its objectives, values and business principles, and the major issues and challenges that it faces.
AngloGold Ashanti has sought to follow good practice, GRI guidelines and various other instruments (such as the Sarbanes-Oxley Act of 2002, and the guidelines of the King Report on Corporate Governance (2002),
among others) in compiling this report. A detailed review of our reporting in accordance with GRI may be found on our website at
www.aga-reports.com/GRI.htm.
The company’s annual financial statements are available in a printed form or may be accessed at www.aga-reports.com.
For further information on the Report to Society 2006 and on the company’s sustainable development practices, contact Alan Fine on
(Tel) +27 11 637 6383 or afine@anglogoldashanti.com
Scope of the report

AngloGold Ashanti
_Report to Society 2006_Page 1
2
Letter from the CEO
4
Our profile
5
Engaging with our stakeholders
5
What we report
6
Our mission and values
7
Our business principles
8
The business of gold
10
Our world of gold
12
Report of the Independent Assurers
13
What is assurance?
14
Economic performance
22
Ethics and governance
34
Occupational safety and health
50
Regional health
64
Human resources
78
Environment
104   Community
114   Case studies
116  Safety review at South African operations
118  Legacy of silicosis
122  Campaign at Obuasi halves malaria incidence
124  AngloGold Ashanti’s approach to artisanal and
 small-scale mining
128  Social and environmental legacies at Obuasi
134  VCT, key to success of HIV/AIDS programme,
 and the economic cost of AIDS
138  Harvesting for the future – Bokamoso ESOP
142  Implementing ISO14001 at AngloGold Ashanti
146   Glossary of terms and acronyms
151   Feedback form
152   Contact details
The cover photographs and a number of the others for the
Report to Society and Annual Financial Statements
were taken by Edward Ruiz. See inside back cover for
more information.
ontents
C

Page 2_AngloGold Ashanti
_Report to Society 2006
Letter from the CEO

AngloGold Ashanti
_Report to Society 2006_Page 3
t the heart of the character of this company is the idea of being a good steward: that is, to take the resources we command and use them to create value – for our owners, our employees and the communities in which we operate. The aspiration to create value characterises all aspects of our business. That means enhanced profitability and earnings, and growing the investment of our owners; the development of the skills, talents and experience of our employees; leaving communities better off for our presence; and working responsibly with the environment.
We hope that this report, together with our Annual Financial Statements, will assist people in coming to a conclusion about how well we are living up to our promises and how we plan to meet the challenges which we still face.
AngloGold Ashanti's Report to Society 2006 is the company's fifth such report, and the fourth which seeks to report, methodically and in an open and balanced manner, against both the company's own values and business principles, and against the guidelines of the Global Reporting Initiative (GRI), which remains the most broadly used standard of corporate triple bottom line reporting.
A new format
The report takes on a different format this year, in response to issues raised in a survey of stakeholder perspectives of the 2005 report. Essentially, we have introduced features designed to show the reader what we believe to be the most material ‘sustainability’ issues faced and dealt with by the company in
2006. This will be found in the section on pages 8 to 11. Also, the hard copy version of this report is half the size of previous versions: the major difference is that the hard copy version contains only a limited number of case studies – those we see as dealing with the most critical issues faced by the company in 2006. Some 50 more case studies (each briefly summarised at the end of the appropriate section) can be found in the web-based version. Country- or operation-specific reports may also be found on our website.
The issues we face
Perhaps the biggest socio-economic issue faced by AngloGold Ashanti, and by other mining companies conducting open-pit mining or exploration operations for precious minerals in developing countries, is the phenomenon of small-scale, informal and illegal mining occurring both around and in our mining lease areas. On the one hand, such mining often involves unsafe and environmentally dangerous mining practices, and operates outside of laws that seek both to regulate mining and to ensure benefits from mining for the broader community. On the other hand, such activities do provide a form of economic activity for individuals who have not found a place in the formal economy. It is the commitment of AngloGold Ashanti to work with host governments, at all levels, to find formalised, legal and safe ways for small scale-mining to take place, while at the same time supporting the enforcement of the rule of law.
In South Africa, many years of progress in the sphere of mine safety, with constant declines in fatality and injury rates, were reversed in 2006 due to an increased number of underground accidents. We have embarked on urgent reviews of safety measures, knowing that the improving trend has to be reinstated. We convey our condolences to the victims’ loved ones.
More pleasing in our South African operations is a significant improvement in the numbers of employees undergoing voluntary counselling and testing in our HIV/AIDS programme. Self awareness is the prerequisite for a successful prevention and treatment programme, both in the company and in society as a whole, so we are very pleased with this breakthrough.
Another major and successful initiative on the public health front is the trend-setting malaria programme implemented in the town of Obuasi,
Ghana, where we aim to halve the incidence of this debilitating and deadly disease.
AngloGold Ashanti has always approached its business on the basis that relationships with employees are critical to a successful business operation. In an attempt more closely to align employees’ interests with those of the company, 2006 saw the introduction of an Employee Share
Ownership Plan in South Africa following intensive consultations with organised labour. Similar schemes will be rolled out elsewhere where appropriate to the local conditions.
This company views its responsibilities towards its various stakeholders as interconnected. We cannot sustain good financial performance without achieving our objectives in human resource development, health and safety, community investment and environmental stewardship. To this end we are looking to strengthen the links between financial and sustainable development reporting.
Bobby Godsell
28 February 2007
A

Page 4_AngloGold Ashanti
_Report to Society 2006
AngloGold Ashanti is one of the world's leading gold producers, with a varied portfolio of assets and orebody types in key gold-producing regions around the world. At the end of 2006, the company had 21 operations located in 10 countries (South Africa, Argentina, Australia, Brazil, Ghana, the Republic of Guinea, Mali,
Namibia, Tanzania and the United States) on four continents, together with a substantial project pipeline and a focused, global exploration programme. The sale of the Bibiani mine in Ghana was concluded at the end of
2006 and the Boddington operation was given the go-ahead during the year.
AngloGold Ashanti produced 5.6 million ounces of gold in 2006, of which 2.6 million ounces (46%) came from deep-level hard-rock operations in South Africa and the balance of 3 million ounces (54%) from the shallower and surface operations around the world. Greenfields exploration is under way in
Western Australia, Colombia and the Democratic Republic of Congo (DRC),
and through exploration partnerships and joint ventures in Alaska, Russia,
China, the Philippines and Laos.
AngloGold Ashanti is a values-driven organisation and our values and business principles underpin all that we do. This applies equally to our approach to sustainable development. Thus, our values guide our relations with all those that have an interest in the business – our stakeholders – and inform our business principles that govern those relationships. We measure our performance against our stated values and business principles and report our progress against these in this document.
ur profile
O

AngloGold Ashanti
_Report to Society 2006_Page 5
ENGAGING WITH OUR STAKEHOLDERS
AngloGold Ashanti recognises that, as the company conducts its business, so it has an impact –
real or potential – on a wide range of stakeholders. We have identified the following broad groups of stakeholders at corporate, operational and community level.
A detailed list including many of the stakeholders with whom the various operations engage may be found on our website www.aga-reports.com/06/stakeholders.htm. Our engagement with our stakeholders varies in frequency and may depend on specific matters on hand. The nature of this engagement may also be formal, informal or both.
While our operations interact with our stakeholders on a range of different issues, we specifically asked all operations to provide stakeholders with the Report to Society 2005, the
Country/Operational Reports or the url for these reports on our website. We also asked readers both of the printed report and the web-based version for feedback. As in previous years, very little formal feedback was received.
In an effort to obtain better feedback and to initiate constructive debate with stakeholders on the report, we engaged an independent consultant to undertake focused interviews with a range of stakeholders. The commentary and feedback obtained in this manner were instrumental in many of the changes we implemented in the report this year. For further information on the research that was undertaken see www.aga-reports.com/06/research.htm.
WHAT WE REPORT
In this year’s report we have tried to:
·
Provide a clear picture of our vision, values and business principles, and how we perform when measured against these. In every section of the report, we have reported our performance against our stated business principles.
·
Provide the reader with an overview of the company and the sustainability issues and challenges that we face in relation to the exploration, mining and closure pipeline and in the areas in which we operate. We have tried to present a clear picture at the beginning of the report and in each section, of what those main issues are.*
·
Illustrate the way in which we do business, what some of the challenges are that we face and
– through case studies – how these are dealt with at an operational level. In this document we deal with eight case studies which we have prioritised as some of the most significant issues facing the company. Further case studies may be found on our dedicated report website www.aga-reports/06/case-studies.htm.
·
Provide a comprehensive resource so that readers may find information on specific issues and operations on our website.
·
Respond to the GRI, the ICMM business principles and the UN Global Compact, in keeping with our responsibility to these institutions. A detailed discussion and checklist may be found on our website at www.aga-reports.com/GRI.htm.
* These primary issues were identified through a combination of the research that was undertaken by the independent consultant with stakeholders on what they were interested in, and a process of engagement with the subject champions at an operational and corporate level of what they felt were the most significant issues in their areas of responsibility. Consideration of these primary issues has been enriched through wider engagement with stakeholders.
·
employees
·
unions
·
employees' families and dependants
·
communities surrounding operations or
from which the company draws its labour
·
shareholders
·
business partners
·
peer companies
·
suppliers
·
local, regional and national governments
·
customers
·
non-governmental and community-based
organisations
·
academic institutions
·
regulatory authorities
·
professional organisations
See the online report
www.aga-reports.com
on how to use
our report.

Page 6_AnglogoldAshanti
_Report to Society 2006
O
ur mission
& values
AngloGold Ashanti's mission, values and business principles were developed in consultation with employees and are reviewed as part of an ongoing process to ensure that they more accurately reflect the group’s purpose and the way in which it does business.
Page 6_AngloGold Ashanti
_Report to Society 2006
AngloGold Ashanti's mission:
Our business is gold. We consistently
strive to create value for everyone with a
stake in our company, by finding and
mining gold and by developing the market
for our product.

AnglogoldAshanti
_Report to Society 2006_Page 7
AngloGold Ashanti consistently strives to generate competitive shareholder returns. We do this by replacing profitable gold reserves and by continuously improving the performance of our key resources – our people, our assets and our product. We
conduct ourselves with honesty and integrity.
We strive to form partnerships with host communities,
sharing their environments, traditions and values. We want
communities to be better off for AngloGold Ashanti having
been there. We are committed to working in an
environmentally responsible way.
Every manager and employee takes responsibility for health and safety; and together strive to create workplaces that are free of occupational injury and illness.
We provide our employees with opportunities to develop
their skills while sharing risks and rewards in workplaces
that promote innovation, teamwork and freedom with
accountability. We embrace cultural diversity.
AngloGold Ashanti
_Report to Society 2006_Page 7
Our values
Our business principles
We live our values through our
business principles. These principles
are applicable across AngloGold
Ashanti and in all the countries in
which we do business.
They inform the way in which we go
about achieving our mission,
balancing key economic, social,
environmental and ethical values.
These business principles which will
evolve over time as we interact with
our stakeholders, both internal and
external, are:
AngloGold Ashanti – a
responsible and ethical
corporate citizen
AngloGold Ashanti as an
employer – safety and health
AngloGold Ashanti as an
employer – labour practice
AngloGold Ashanti and
the environment
AngloGold Ashanti in the
community
On the pages that
follow we report how
we have performed
in terms of our
values and business
principles.

Interaction with artisanal
and small-scale miners
Page 8_AngloGold Ashanti
_Report to Society 2006
HE BUSINESS
OF GOLD
T
Fair employment practices and appropriate skills
Safety and elimination of accidents
Efficient use of resources – water, energy
Prevention of pollution
Occupational health (noise-induced hearing loss,
occupational lung disease)
Environmental footprint
(land use/biodiversity)
Minimising emissions (air quality)
Land disturbance
Impact on restricted areas – biodiversity
Consultation with communities
1. Finding the orebody
Identifying targets and
undertaking exploration.
2. Creating access to the orebody
Two types of mining take place:
underground mining – a vertical or
decline shaft is sunk deep into the
ground; and open-pit mining – where the
top layers of topsoil or rock are removed
to uncover the reef.
3. Removing the ore
In underground mining, holes are drilled,
filled with explosives and then blasted;
stopes are cleaned and ore is then
transported. In open-pit mining, drilling
and blasting may be necessary to
release the gold-bearing rock while
excavators load the material onto the
ore transport system.
4. Transporting broken material to
plants for treatment
Underground ore is transported by
means of vertical and/or horizontal
transport systems, while open-pit mines
transport ore in vehicles capable of
hauling large, heavy loads.
›
›
›
and the challenges it poses

Fair employment practices
Human rights issues
Interaction with communities
HIV/AIDS
Rehabilitation and achieving closure
Post-closure monitoring
Engagement with communities
This section illustrates our key sustainability issues during the life cycle of mining and processing gold (1 to 7 on the diagram below).
AngloGold Ashanti
_Report to Society 2006_Page 9
S e r v i c e s
Mining activities require extensive
services, both on the surface and
underground, including:
•
mining engineering services;
•
mine planning;
•
ventilation;
•
provision of consumable
resources;
•
engineering services;
•
financial, administration and
human resource services; and
•
environmental/sustainable
development services.
Minimising emissions (air and
water quality)
Management of cyanide
Minimising emissions (air quality)
5. Processing
Comminution (the process of breaking
up ore) occurs in multi-stage crushing
and milling circuits, or large mills fed
directly with run-of-mine material. For
refractory ores (gold locked within
sulphide mineral and not readily
available for recovery by the cyanidation
process) sulphide material is separated
using flotation. Sulphide concentrate is
oxidised by roasting or bacterial
oxidation, to liberate gold. Ore is
agitated in an alkaline cyanide leach
solution, followed by adsorption of the
gold cyanide complex onto activated
carbon-in-pulp (CIP). In the heap-leach
process, run-of-mine ore is crushed and
heaped on a leach pad; low strength
alkaline cyanide solution is applied to the
top for up to three months, and the
dissolved gold-bearing solution is
collected from the base of the heap and
transferred to carbon-in-solution (CIS)
columns where the gold cyanide
complex is adsorbed onto activated
carbon. Gold is recovered by re-
dissolving gold, followed by precipitation
in electro-winning cells and smelting of
precipitate into doré bars.
6. Refining
Doré bars are transported to a
refinery for further refining, to as
close to pure gold as possible.
7. Mine-site rehabilitation
Once mining has been completed,
operations are ‘closed’ and
rehabilitation activities begin to return
the land to a productive state.
(Rehabilitation is the process of
reclaiming mined land to the
condition that existed prior to mining
or to a pre-determined post-mining
use.) Planning for this process is
undertaken during the life of mine.
›      ›     ›
Services

Engaging with communities
Local economic development
Water management
Page 10_AngloGold Ashanti
_Report to Society 2006
Artisanal and small-
scale mining
Biodiversity
Legacy of environmental
issues
Artisanal and small-scale mining
Engaging with communities
Safety, security and human rights
Water quality
legislation
Management
of cyanide
Environmental issues (biodiversity)
Our world
of gold
This section illustrates key sustainability issues and indicates particular areas of concern at AngloGold Ashanti’s global operations

Occupational injuries and fatalities – emphasis on
seismicity
HIV/AIDS
Environmental legacy issues
Compliance with the Mining Charter
Management of silicosis
Maintaining ISO14001 and certification
AngloGold Ashanti
_Report to Society 2006_Page 11
Environmental legislation
(especially permitting of
Tropicana project)
Artisanal and small-scale mining
Interaction with community
Regional health threats – malaria/cholera
Artisanal and small-scale mining
Environmental legacy issues
Safety, security and human rights
Malaria
Group issues
Skills development and succession planning
Malaria
Environmental
issues (cyanide
and water)
Safety, security and human rights
Environmental issues
Artisanal and small-scale mining
Environmental
rehabilitation
Local economic
development
HIV/AIDS
Safety, security and
human rights
Environmental issues
(biodiversity)

Page 12_AngloGold Ashanti
_Report to Society 2006
REPORT OF THE INDEPENDENT ASSURERS
To the Board of Directors and Management of AngloGold Ashanti Limited
Introduction
We have been asked to perform assurance procedures on the printed publication of AngloGold
Ashanti’s Report to Society for the year ended 31 December 2006 for the purposes of expressing a reasonable assurance opinion on the performance information disclosed in the publication.
AngloGold Ashanti’s management was responsible for both the preparation and content of the
Report to Society 2006.
Methodology
This engagement was conducted in accordance with the International Standards for Assurance
Engagements 3000, “Assurance Engagements other than audits or reviews of historical financial information” (ISAE 3000). We planned and carried out our work in order to obtain reasonable assurance on the reliability of the performance information disclosed in the Report to Society. We applied suitable criteria as relevant to the information reported, and also where applicable, embodied in AngloGold Ashanti’s internal corporate policies, procedures and controls. These criteria are available from AngloGold Ashanti on request.
Where quantitative performance indicators were derived from AngloGold Ashanti’s audited financial statements for the year ended 31 December 2006, we did not audit the statements, but reviewed the derived figures for validity and accuracy.
Considerations and limitations
Non-financial data are subject to more inherent limitations than financial data, given both their nature and the methods used for determining, calculating, sampling or estimating such data. Due to the geographic spread of AngloGold Ashanti’s operations, not all country operations were included in the sample. We have not carried out any work on data reported for prior reporting periods, nor in respect of future projections and targets.
Information that is reported on AngloGold Ashanti’s web-site, but not published in the printed
Report to Society 2006, was excluded from the assurance scope.
Conclusion
Based on our work performed, the printed Report to Society 2006 fairly reflects AngloGold
Ashanti’s performance in all material respects.
PricewaterhouseCoopers Inc.
Johannesburg
1 March 2007

AngloGold Ashanti
_Report to Society 2006_Page 13
Assurance of information produced by an organisation’s management, generally means enhancing the degree of confidence of the intended users. Enhanced confidence is obtained from the outcome of an evaluation of the quality of such subject matter against criteria, by an independent third party practitioner. The outcome of an assurance exercise is an
‘assurance statement’ containing a conclusion on the quality of the subject matter.
AngloGold Ashanti appointed a team of non-financial assurance practitioners, whose qualifications and practical experience cover the breadth of corporate sustainability issues in the environmental, social and economic spheres, to undertake this independent third party assurance role.
The assurance conclusion was based on a test of the reliability of the performance information by way of:
·
conducting interviews and holding discussions with management, key personnel and/or stakeholders of AngloGold Ashanti and assessing data trends;
·
obtaining an understanding of the systems used to generate, aggregate and report the performance information;
·
conducting site visits on a sample basis to test systems and data where necessary;
·
assessing the completeness, accuracy, existence and validity of the performance information on a sample basis;
·
reviewing and analysing collected information and effecting re-calculations where considered appropriate; and
·
applying suitable audit criteria as relevant to the subject matter reported.
What users of the Report to Society see, in the form of the Assurance Statement issued by the third party, is the proverbial tip of the iceberg in the assurance process. What AngloGold
Ashanti further benefits from, is a resulting internal management report with detailed observations made during the engagement, related to management and control issues, highlighting areas of particular concern or potential improvement. During the assurance exercise there has been ongoing dialogue between AngloGold Ashanti and the assurers at various levels, related to best practice and efficiency of controls, further contributing to staff awareness of material sustainability issues for the company.
The added value experienced by Anglogold Ashanti in the assurance of the Report to
Society can be summarised as follows:
·
Management comfort
·
Comfort that existing management systems and controls are functioning
·
Comfort that decisions and disclosures are based on reliable information
·
Learning and improvement
·
Observations allowing for management to improve reporting processes and systems
·
Encouraging current best practice to drive continuous improvement
·
Risk management
·
A reduction in the risk of material mis-statements
·
An improvement in overall risk management with particular focus on non-financial issues
·
Trust and credibility
·
Increased transparency and accountability helping to build trust and a positive reputation with all our stakeholders
WHAT IS ASSURANCE?

Page 14_AngloGold Ashanti
_Report to Society 2006

AngloGold Ashanti
_Report to Society 2006_Page 15
Our business is gold
– economic performance
1 Living our values
16
2 Our scorecard
16
3 Review 2006
17
4 Case studies
21
Contents

Page 16_AngloGold Ashanti
_Report to Society 2006
ECONOMIC PERFORMANCE
1. Living our values
At AngloGold Ashanti, our business is gold and our activities range from exploring for gold to the mining, processing and marketing of our product. We also produce uranium as a by-product. (See case study Report to Society 2005: Uranium mined as a by-product contributes to the bottom line on page E12).
We recognise that as a mining company our business entails the recovery, processing and sale of a non-renewable resource. Thus, our direct economic impact in terms of any orebody will always be finite. It is therefore imperative that the economic benefits which are derived from the resources that we exploit are not limited to one particular set of stakeholders, but accrue to a broader stakeholder group in advance of, during and after mining. The economic benefit must also be balanced against the impacts that we have on the broader socio-economic and natural landscapes.
We also recognise that our operations – and indeed our product – are about people: employees and their families, our neighbours, our customers and suppliers, our shareholders and other interested parties.
The Economic Performance section of this report is based on information drawn from our Annual
Financial Statements 2006 (www.aga-reports.com) which is published concurrently with the
Report to Society. In addition, on a regular basis through the year, a comprehensive review of the operational activities of the group and its individual operations is published in the company’s quarterly reports to shareholders. These documents are available at www.anglogoldashanti.com.
2. Our scorecard
The following are features of our performance during 2006:
·
Gold production down 9% to 5.6 million ounces
·
Total cash costs increased by 10% to $308 per ounce
·
Adjusted gross profit up by 125% to $1,058 million
·
Adjusted headline earnings 105% higher at $413 million
·
Capital expenditure increased by 13% to $817 million
·
Total dividend declared per ordinary share $0.62 (2005: $0.36)
·
Ore reserves of 66.9 million ounces of gold, an increase of 6% on 2005
02
03
06
04
05
Key drivers of our business

AngloGold Ashanti
_Report to Society 2006_Page 17
ECONOMIC PERFORMANCE
3. Review 2006
Financial performance
In 2006, AngloGold Ashanti produced 5.6 million ounces of gold from 22 operations in
10 countries, a decline of 9% on the total for 2005 (6.2 million ounces). (The sale of the Bibiani mine became effective on 1 December 2006 and statistics for Bibiani are included in the financial and operating results for 11 months of the year.)
The group’s South African operations continue to contribute the greatest proportion of attributable ounces (45% in 2006, as against 43% in 2005). Attributable contributions to production from
Guinea (5% versus 4% in 2005), Mali (10% versus 8% in 2005) and Namibia (2% versus 1% in
2005) rose in 2006.
Attri
Attributable gold production (000oz)                           2006                                  2005
Argentina
215
211
Australia
465
455
Brazil
339
346
Ghana
592
680
Guinea
256
246
Mali
537
528
Namibia
86
81
South Africa
2,554
2,676
Tanzania
308
613
USA
283
330
Total
5,635
6,166
The average gold price received for the year increased by 31% to $577 per ounce from $439 per ounce in 2005. Total gold income during 2006 amounted to $2,964 million (2005: $2,629 million), an increase of 13%.
The gold market was characterised by robust investor and speculator interest during 2006. This, combined with exceptional price volatility in the first half of the year, resulted in the price peaking at $725 per ounce, and averaging $604 per ounce, up by 36% on 2005. Given this price volatility,
The economic success of AngloGold Ashanti is determined by a number of key drivers:
·
The amount of gold that is produced.
·
The price that is achieved in the marketplace for our gold.
·
The costs we incur through the purchase of goods and services, as well as through the payment of taxes and royalties, in producing gold and in managing the company.
·
The expenses we incur in terms of capital development and exploration to identify and develop new ounces of gold for mining in the future.

Page 18_AngloGold Ashanti
_Report to Society 2006
ECONOMIC PERFORMANCE
global demand for gold, and gold jewellery in particular, was affected for the year. Total demand was 5% lower at 3,866 tonnes.
Total cost of sales declined by 1% to $2,282 million in 2006 (2005: $2,309 million), with average total cash costs increasing by 10% to $308 per ounce (2005: $281 per ounce).
Adjusted headline earnings increased by 105% to $413 million in 2006 (2005:$201 million).
Group value-added statement
2006
2005
Dollar million
%
R million
%
R million
Value added
Gold income 2,964 2,629
Less: Purchases of goods and services in
order to operate mines and produce
refined metal, including market development
costs net of other income (1,041) (1,087)
Value-added by operations 85 1,923 80 1,542
Fair value gain/(loss) on interest rate swops 1 16 (2) (33)
and option component of convertible bond
Profit on disposal of assets 2 54 – 5
Income from investments and interest
received 1 31 1 22
Government
Deferred taxation 1 30 6 117
Utilised in the group
Retained income 10 218 15 277
Total value added 100 2,272 100 1,930
Value distributed
Employees
Salaries, wages and other benefits 39 887 46 877
Government
– Current taxation 9 210 4 82
Providers of capital
– Finance costs and unwinding of 6 123 6 108
decommissioning and restoration obligations
– Dividends declared 8 173 5 95
– Minorities 1 31 1 23
Other
– Impairment of tangible and intangible assets –                   6 3 64
– Loss from discontinued operations – 2 2 36
– Exchange loss – 2 – 5
– Loss on non-hedge derivatives and other
commodity contracts 11 239 7 135
Total value distributed 74 1,673 74 1,425
Re-invested in the group
– Amortisation and depreciation 26 599 26 505
100 2,272 100 1,930
Further details and notes may be found in the Annual Financial Statements at www.aga-reports.com.

AngloGold Ashanti
_Report to Society 2006_Page 19
ECONOMIC PERFORMANCE
Distributing value – to employees
During 2006, AngloGold Ashanti employed (on an average monthly basis) 61,453 people
(employees and contractors) (2005: 63,993). Total distributions of $887 million were made to employees (including executive directors), an increase of 1% on the distributions made in
2005. This represents 39% of the value distributed by the group in 2006.
Employee benefits ($m)
2006
2005
Salaries, wages and other benefits 723 82% 752 86%
Health care and medical schemes, including
defined post-retirement medical expenses 70 8% 61 7%
Contribution to pension and
provident plans 41 5% 36 4%
Retrenchments costs 22 2% 26 3%
Share-based payment/expense 31 5% 2 –
Total included in cost of sales,
other operating expenses and operating
special items 887 100% 877 100%
For further information on AngloGold Ashanti’s performance as an employer, see the section on Human Resources on page 64 of this report. In 2006, AngloGold Ashanti initiated an
Employee Share Ownership Programme (ESOP) in South Africa. (See case study on page
138, Harvesting for the future – Bokamoso ESOP.)
Distributing value – to governments
Taxation of $210 million was provided for during 2006. This represents an increase of 156%
on the $82 million provided for in 2005. Other payments made to governments include value added tax, royalties and dividends. Further detail may be found in the Country and
Operational Reports which are available on the company’s website at www.aga-reports.com.
Taxation by country ($m)
2006
2005
Argentina 13 –
Australia 25 6
Brazil 38 23
Ghana 5 –
Guinea – –
Mali 47 12
Namibia 4 –
South Africa 77 42
Tanzania 1 –
USA – -1
Total 210 82
Distributing value – shareholders and providers of capital
AngloGold Ashanti has a vast range of shareholders around the world, ranging from private individuals to institutions and governments. These shareholders may benefit from their investment in two ways: by the appreciation in the share price of the company during the year and with the payment of dividends.

Page 20_AngloGold Ashanti
_Report to Society 2006

The share price appreciated by 5% to end the year, to R330 on 31 December 2006 (31 December
2005: R314). Dividend payments for 2006 totalled $132 million compared with total dividends paid of
$169 million in 2005. Payments to providers of capital increased by 45% to $326 million. These payments included those made to banks and other financial institutions as well as dividends declared.
Distributing value – our customers
AngloGold Ashanti’s customers are located around the world. A geographical analysis of gold income by destination is provided in the chart alongside.
The gold market
AngloGold Ashanti’s commitment to gold extends beyond the refinery gates and supports a number of global marketing initiatives. We believe that our marketing programme, comprising projects designed to increase the demand for and enhance the desirability of gold, will assure a future market for our product. As more than 60% of gold mined each year is consumed by the gold jewellery sector, we actively support the development of a vibrant gold jewellery industry.
In addition to supporting the efforts of the World Gold Council (WGC), AngloGold Ashanti’s independent strategic marketing initiatives include a focus on taking the lead in the gold jewellery market in the areas of design innovation, branding, marketing and retail. These marketing initiatives are undertaken in the major markets for gold jewellery, namely, India, the Middle East, the United States and China, usually in conjunction with local partners or the WGC. (See the case study, AuDITIONS goes global at www.aga-reports.com/06/AuDITIONS.htm).
Sustaining operations
As a mining company exploiting a set of finite resources, it is incumbent on AngloGold Ashanti to:
·       incur capital expenditure, both to prolong the viability and sustainability of existing operations, and to develop access to new reserves;
·      undertake exploration, both greenfields and brownfields, to identify and possibly develop new operations; and
·      acquire projects and operations that might extend the production profile of the group in years to come.
Given its inherent value, gold has been recycled ever since it was first discovered before the Bronze Age. It can be melted down, re-refined and re-used. It is therefore quite possible that modern jewellery and dental crowns may contain gold that was mined in prehistoric times. In modern times, roughly 15% of annual gold consumption is recycled each year. Gold can be melted down, re-refined and re-used. But it is never lost.
Gold is the most malleable and ductile of all metals and is usually alloyed to increase its strength. Gold is a good conductor of electricity and heat. It is not affected by exposure to air or to most reagents. It is inert and a good reflector of infrared radiation.
Pure gold is measured in troy weight, but when gold is alloyed with other metals the term carat is used to express the amount of gold present.
Gold – a rare, safe and recyclable product

AngloGold Ashanti
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ECONOMIC PERFORMANCE
A part of the process of sustaining operations is the protection of the company’s assets to ensure their profitable and sustainable use and to encourage local economic development. See the case studies on our website at www.aga-reports.com/06/case-studies.htm
4. Case studies
To illustrate the link between sustainable development and economic performance in practice, the following case studies (summaries of which appear below) are presented on our website.
SMEDI continues to grow small businesses – the Stone and Allied example
AngloGold Ashanti’s Small and Medium Enterprises Development
Initiative (SMEDI) began in 1999 with the aim of identifying and helping small businesses in the communities around the South African mines as a way of stimulating economic growth in these areas. To illustrate how SMEDI operates, this case study focuses on Stone and Allied, an AngloGold Ashanti subsidiary which was sold in 2002 to a
black empowerment group (45%) and Stone and Allied management
(45%). The 10% was sold to Basil Read in July 2006. See
www.aga-reports.com/06/SMEDI.htm
Re-developing company-owned land in Brazil
AngloGold Ashanti in Brazil is contributing to sustainable development in the city of Nova Lima – where its operations are headquartered – and the surrounding area in partnership with local real estate developers to sell and develop company-owned land for residential development. The project, in which local labour is given preference and to which strict environmental criteria are applied, forms part of a master plan covering the next two decades which is intended to form the cornerstone of economic development as the area moves from a mining- to a services-
oriented economy. See www.aga-reports.com/06/real-estate.htm
AuDITIONS goes global
This case study discusses the establishment of a global identity for
AngloGold Ashanti’s gold jewellery design competitions now held under the banner of AuDITIONS. While existing contests (in South Africa and
Brazil) have been given fresh impetus, new competitions have been started in India and China. To provide some insight into these marketing initiatives
– their aims, how they are adapted to the countries in which they are held, their outcomes – the study examines in some detail the events held in
Brazil in 2006. See www.aga-reports.com/06/AuDITIONS.htm

Page 22_AngloGold Ashanti
_Report to Society 2006
Honesty and integrity
– ethics and governance

AngloGold Ashanti
_Report to Society 2006_Page 23
1 Key issues 2006/2007
24
2 Living our values
24
3 Our scorecard
26
4 Review 2006
26
5 Case studies
33
6 Objectives 2007
33
Contents

Operating in terms of Disclosure
Policy, Market Abuse Policy,
Conflict of Interests Policy
Implementing and maintaining
appropriate risk management
processes and procedures
Operating an effective whistle-
blowing policy and procedure
Page 24_AngloGold Ashanti
_Report to Society 2006
ETHICS AND GOVERNANCE
Complying with all laws, standards,
regulations and international conventions
applicable to the company
Avoiding and dealing with legal
action against the company
2006/2007
2. Living our values
A key feature of our values statement is our intention to conduct ourselves with honesty and integrity in all that we do. Our values inform our business principles, which are applicable across
AngloGold Ashanti and in all of the countries in which we do business.
1. Key issues

AngloGold Ashanti
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ETHICS AND GOVERNANCE
Business principle: AngloGold Ashanti – a responsible and ethical corporate citizen
1.
We will comply with all laws, regulations, standards and international conventions which apply to our businesses and to our relationships with our stakeholders. Specifically,
AngloGold Ashanti supports the Universal Declaration of Human Rights, the Fundamental
Rights Conventions of the International Labour Organization (ILO) and those principles and values referred to in the United Nations Global Compact.
2.
Should laws and regulations be non-existent or inadequate, we will comply with appropriate, proportionate and reasonable international standards.
3.
We will fully, accurately and in a timely and verifiable manner, consistently disclose material information about the company and its performance. This will be done in readily understandable language to appropriate regulators, our stakeholders and the public.
4.
We will not offer, pay or accept bribes, nor will we condone anti-competitive market practices and we will not tolerate any such activity by our employees.
5.
We prohibit our employees from trading shares when they have unpublished, material information concerning the company or its operations.
6.
We require our employees to comply with all money handling requirements under applicable law, and we further prohibit them from conducting any illegal money transfers or any form of
‘money laundering’ in the conduct of the company’s business.
7.
We will require our employees to perform their duties conscientiously, honestly and in ways that avoid conflict between their personal financial or commercial interests and their responsibilities to the company.
8.
We will take all reasonable steps to identify and monitor significant risks to the company and its stakeholders. We will endeavour to safeguard our assets and to detect and prevent fraud.
We will do this in a manner consistent with the international human rights agreements and conventions to which we subscribe.
9.
We will promote the application of our principles by those with whom we do business. Their willingness to accept these principles will be an important factor in our decision to enter into and remain in such relationships.
10.
We are committed to seeking out mutually beneficial, ethical long-term relations with those with whom we do business.
11.
We encourage employees to take personal responsibility for ensuring that our conduct complies with our principles. No employee will suffer for raising with management violations of these principles or any other legal or ethical concern. Although employees are encouraged to discuss concerns with their direct managers, they must, in any event, inform the group internal audit manager of these concerns. Mechanisms are in place to anonymously report breaches of this statement of principles.
12.
The company will take the necessary steps to ensure that all employees and other stakeholders are informed of these principles.
13.  If an employee acts in contravention of these principles, the company will take the appropriate disciplinary action concerning such contravention. This action may, in cases of severe breaches, include termination of employment. In addition, certain contraventions may also result in the commencement of civil proceedings against the employee and the referral of the matter to the appropriate enforcement bodies if criminal proceedings appear warranted.

Page 26_AngloGold Ashanti
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ETHICS AND GOVERNANCE
3. Our scorecard
In the Report to Society 2005 we set certain objectives for 2006. The table below reflects the progress we made in achieving these objectives:
Objectives 2006
Performance 2006
Complete review of the first year of
Review completed. Second roll-out of Conflicts of
Conflicts of Interests Policy
Interest declarations under way.
roll-out
All regions to adopt schedules
Completed.
of laws dealing with document
retention, as required by the
Document Retention Policy
Adoption of Gifts and Anti-bribery
Policy was adopted by the AngloGold Ashanti Exco on
Policy
18 April 2006.
4. Review 2006
AngloGold Ashanti is committed to upholding the highest levels of corporate governance.
Corporate governance is addressed at the Audit and Corporate Governance Committee of the
board, which is chaired by a non-executive, independent director.
The company is led by a Board of Directors, comprising 17 members. Of these:
·
nine (52%) are independent directors;
·
four (24%) are non-independent, non-executive directors; and
·
four (4%) are executive directors.
Both the chairman and the deputy chairman are independent. The board’s Audit and Corporate
Governance Committee is fully independent and the Remuneration and Nominations committees are majority independent. There are nine board committees that meet on a regular basis. These are the:
·
Audit and Corporate Governance Committee;
·
Employment Equity and Development Committee;
AngloGold Ashanti is committed to upholding human rights at our operations and to promoting human rights in the communities and countries where we do business in line with the company’s business values and business principles, which state that the company supports the Universal
Declaration of Human Rights, the Fundamental Rights Conventions of the
ILO and the principles and values referred to in the UN Global Compact.
In 2006, AngloGold Ashanti developed a draft Policy on Human Rights which, following internal consultation, was put to a number of interested external parties. Once we have received and considered their comments, the policy will be formally reviewed by AngloGold Ashanti’s Executive
Committee and Board of Directors and it is anticipated that it will be adopted and implemented during 2007.
AngloGold Ashanti’s Policy on Human Rights

AngloGold Ashanti
_Report to Society 2006_Page 27
ETHICS AND GOVERNANCE
·
Executive Committee;
·
Investment Committee;
·
Market Development Committee;
·
Nominations Committee;
·
Political Donations Committee;
·
Remuneration Committee; and the
·
Safety, Health and Sustainable Development Committee.
A detailed discussion of the functioning of the board and its committees may be found in the
Corporate Governance section of the Annual Financial Statements 2006 at www.aga-reports.com.
The Safety, Health and Sustainable Development Committee has, among other issues, responsibility for sustainable development within the company and, in particular, this report.
Current members of the committee are: Bill Nairn (chairman), Bobby Godsell (CEO), James
Motlatsi, Neville Nicolau and Simon Thompson. In attendance at each meeting are representatives of the various disciplines: Don Ewigleben (sustainable development),
Dr Brian Chicksen and Dr Dave Barnes (health), John McEndoo (safety), Andrew Mackenzie
(environment) and Paul Hollesen (community). Each meeting has as its focus one of the specific disciplines. Safety is a standard agenda item.
The company’s ethical performance is guided by AngloGold Ashanti’s values and practised in line with the company’s business principles and our performance against these is reported below.
Business principle 1: We will comply with all laws, regulations, standards and international conventions which apply to our businesses and to our relationships with our stakeholders.
Specifically, AngloGold Ashanti supports the Universal Declaration of Human Rights, the
Fundamental Rights Conventions of the ILO and those principles and values referred to in the
United Nations Global Compact.
and
Business principle 2: Should laws and regulations be non-existent or inadequate, we will comply with appropriate, proportionate and reasonable international standards.
The policy builds on the commitments made in the values and
business principles and is in line with the company’s commitment to adhere to the Voluntary Principles on Security and Human
Rights of which it has applied to become a signatory.
The Voluntary Principles (http://www.voluntaryprinciples.org/)
were developed out of a multi-stakeholder process involving
governments, extractive companies and NGOs in late 2000 as a means of helping companies in the extractive sector to improve performance in relation to security-risk assessment and the
control of security operatives, and to improve relations with communities over security issues. Accordingly, they focus on three main areas: risk assessment, interactions between
companies and public security, and interactions between
companies and private security. The secretariat to the Voluntary
Principles is provided jointly by the International Business
Leaders Forum (IBLF) in London (http://www.iblf.org/) and
Business for Social Responsibility (BSR) in San Francisco
(http://www.bsr.org/).
In addition, work is being done to develop group-wide security and human rights training to be rolled out across the company and we will continue this during 2007.

Page 28_AngloGold Ashanti
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ETHICS AND GOVERNANCE
Legal issues
AngloGold Ashanti employs in-house legal counsel in the various jurisdictions in which it operates, in North America, South America, Ghana, South Africa, Guinea and Australasia, making up the
Global Legal Team. Team members report to the General Counsel (Executive: Law, Safety, Health
and Environment) and/or to the operating head of the region in which they are located. They monitor the laws, regulations and standards within their jurisdiction and will report changes in legislation and significant legal issues to the acting General Counsel as well as the head of operations, and provide advice on how best the company can comply with the law.
The following is a summary of all significant legal issues during the year under review. (A significant legal issue is any issue that could result in a liability to the company of US$1.5 million or higher and/or which could have a negative effect on the company’s reputation. The latter is naturally a subjective judgment.)
USA
Two civil cases brought against the company and others in 2000 and 2001 by the Sierra Club and the Mineral Policy Center for allegedly exceeding certain permit water quality standards or lack of permits for certain identified flows (in terms of the federal Clean Water Act) at the CC&V mine were resolved. A trial was held in February 2006. In April 2006 judgment was entered in favour of
AngloGold Ashanti and the other named defendants against Sierra Club and the Minerals Policy
Center. In December 2006, the district court issued an award ordering Sierra Club and the Minerals
Policy Center to pay a portion of the attorney fees and costs requested by AngloGold Ashanti and the other named defendants. Sierra Club and the Minerals Policy Center have indicated they plan to appeal the decisions to the Tenth Circuit Court of Appeals.
South Africa
·
In April 2005, AngloGold Ashanti instituted an action against various mining companies and government ministers claiming that the mines upstream from its Vaal River operations are responsible and liable for pumping underground water that arises at their mines. We are in the process of finalising a settlement agreement with the mining companies which will result in the mining companies setting up a Section 21 water company to manage and operate the
Margaret Shaft’s water pumping activities. The settlement agreement, as currently drafted, requires AngloGold Ashanti to contribute R18 million over three years to the upgrading of the
Margaret Shaft infrastructure. (See case study on Progress made in settlement of KOSH water issue on our website at www.aga-reports.com/06/KOSH-water.htm).
·
Mr Thembekile Mankayi instituted action against AngloGold Ashanti in October 2006 out of the High Court, Witwatersrand Local Division. Mr Mankayi is claiming approximately R2.6 million for damages allegedly suffered by him as a result of silicosis allegedly contracted whilst working on mines now owned by AngloGold Ashanti. An exception has been filed by
AngloGold Ashanti against the claim. (See case study on page 118, Legacy of silicosis).
Ghana
An arbitration case is pending between AngloGold Ashanti, and Westchester Resources Ltd and
Africore Ltd. The point at issue is an action initiated by the latter two companies – which held prospecting licences in some concessions in the Ashanti region of Ghana – against the then
Ashanti Goldfields. The prospecting licences, valid for one year, were issued in terms of an agreement dated 31 October 2000. In a letter dated 19 September 2001, Ashanti Goldfields advised both companies that it did not wish to extend the exploration and option agreements.
This meant that the agreements with the two companies terminated on 30 September 2001, having run their full course.

AngloGold Ashanti
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ETHICS AND GOVERNANCE
Westchester and Africore disputed the cancellation of the agreements, and initiated action against
Ashanti, alleging that Ashanti had failed to submit the necessary technical documentation to enable the terms of the agreements to be fulfilled. In February 2002, the court directed the plaintiffs to seek arbitration as stipulated in the agreements. The plaintiffs requested arbitration under the International Chamber of Commerce (ICC). Ashanti raised jurisdictional objections, which ICC supported. The plaintiffs have subsequently applied to pursue the matter through arbitration in Ghana. AngloGold Ashanti nominated an arbitrator in August 2006 and notified the plaintiffs accordingly. Their response is awaited.
South America
·
Mineraça
~
o Morro Velho LTDA and AngloGold Ashanti Brazil: Various cases relating to taxation, pension contribution payments and other amounting to $11.9 million in claims. The company will defend this action.
·
Mineraça
~
o Serra Grande SA: Various cases relating to taxation – approximate value of
$113 million. The company will defend this action.
Voluntary issues
Recognising that society cannot rely on legislation alone to regulate and guide corporate social behaviour, the company participates in a number of institutions whose focus is voluntary self-
regulation through the setting of robust standards and the monitoring of performance against these.
AngloGold Ashanti supports the Universal Declaration of Human Rights and the Fundamental
Rights Conventions of the ILO. We became a signatory to the United Nations Global Compact following the business combination with Ashanti in 2004. (Ashanti had been a member since August
2001.) AngloGold Ashanti is an active supporter of the Global Compact and, in preparing the Report to Society 2006, has taken the principles promoted by the Global Compact into account.
AngloGold Ashanti is a founding member of the International Council of Mining and Metals (ICMM)
and actively participates in international debate as part of this organisation. We are also a member of the Council for Responsible Jewellery Practices, established to promote responsible social, ethical, human rights and environmental practice throughout the gold and diamond jewellery chain.
Furthermore, AngloGold Ashanti became an organisational stakeholder of the Global Reporting
Initiative (GRI) in 2004. The GRI is a multi-stakeholder process and independent institution whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines.
These guidelines are for voluntary use by organisations in their reporting on the economic, environmental, and social dimensions of their activities, products, and services. Established in
1997, GRI became independent in 2002, is an official collaborating centre of the United Nations
Environment Programme (UNEP) and works in co-operation with the UN Global Compact. In line with its membership and commitment to the ICMM, AngloGold Ashanti is committed to:
·
the active promotion of GRI’s principles and its broader stakeholder constituency;
·
participation in the GRI process; and
·
in so far as is practicable, preparing sustainability reports informed by the GRI guidelines and principles and which are available to the public.
In line with ICMM requirements, AngloGold Ashanti is committed to good business practices in sustainable development. We have committed to implement the ICMM Sustainable Development
Framework and comply with all policy statements of the ICMM. A table referring to the ICMM

Page 30_AngloGold Ashanti
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ETHICS AND GOVERNANCE
principles, their corresponding GRI indicators and where they may be found in this report appears on our website at www.aga-reports.com/06/GRI.htm
While this year’s report has been prepared in accordance with the GRI 2002 Guidelines, cognisance has been taken of the G3 guidelines which were released in October 2006 and, where this has been possible, G3 indicators have been considered throughout this report.
Business principle 3: We will fully, accurately and in a timely and verifiable manner, consistently disclose material information about the company and its performance. This will be done in readily understandable language to appropriate regulators, our stakeholders and the public.
AngloGold Ashanti subscribes to a policy of full, accurate and consistent communication in respect of both our operating and financial affairs. A formal Disclosures Policy has been adopted by the company to guide and ensure compliance with the rules of the various exchanges on which
AngloGold Ashanti is listed and provide timely, accurate and reliable information to stakeholders, including investors and potential investors, regulators and analysts. This policy is available on the website. Adherence to this policy is guided by the company’s Disclosure Committee.
In the 2006 financial year, the Brazilian operations reported that AngloGold Ashanti donated $334,517 to nine political parties and politicians in the states of Minas Gerais ($252,594) and Goiás ($81,922). In
Brazil, political donations are limited by law to 2% of total gross sales revenue. The donations made by
AngloGold Ashanti complied with the relevant regulations and amounted to 0.15% of total gross sales revenue in 2005. The politicians to whom the donations were made included one governor, five federal deputies and five state deputies. The donations were made in the interests of maintaining working relationships with local politicians and their co-operation on policy and legal reform so as to ensure best practice regarding social development and governance.
Business principle 4: We will not offer, pay or accept bribes, nor will we condone anti-
competitive market practices and we will not tolerate any such activity by our employees.
A policy on gifts and hospitality was approved by the company’s Executive Committee on 18 April
2006 and, a document, Guidelines on the Giving and Receiving of Gifts, was issued to employees through a formal brief from the company’s CEO, Bobby Godsell, and will form part of the induction of all new company employees.
Business principle 5: We prohibit our employees from trading shares when they have unpublished, material information concerning the company or its operations.
AngloGold Ashanti has a Market Abuse (Insider trading) policy which was approved by the board in October 2002. This policy has been communicated to relevant employees and effectively prohibits employees from trading shares when they have unpublished, material information concerning the company or its operations. Timeous notice is given by the company secretary to relevant employees of closed periods as decreed by the various authorities.
Business principle 6: We require our employees to comply with all money handling requirements under applicable law, and we further prohibit them from conducting any illegal money transfers or any form of ‘money laundering’ in the conduct of the company’s business.
In a joint process being undertaken between the Compliance Department, Asset Protection and Internal
Audit, a policy and guidelines in respect of fraud and economic crimes are being compiled. It is the intention that this will be adopted by the Executive Committee and implemented during the course of 2007.

AngloGold Ashanti
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ETHICS AND GOVERNANCE
Business principle 7: We will require our employees to perform their duties conscientiously, honestly and in ways that avoid conflict between their personal financial or commercial interests and their responsibilities to the company.
A Conflicts of Interest Policy was reviewed and adopted by the Executive Committee in September
2005. The aim of this policy is to ensure that the commercial transactions of the company take place in a manner that ensures the integrity and fairness of the company’s contract and tender processes. The policy applies to temporary, part-time and full-time employees, who may have actual, potential or perceived conflicts of interest between their personal interest and the interests of the company. The human resources department of each region is responsible for identifying which employees are required to complete declaration of conflicts of interest forms. This policy has been communicated to all employees.
Business principle 8: We will take all reasonable steps to identify and monitor significant risks to the company and its stakeholders. We will endeavour to safeguard our assets and to detect and prevent fraud. We will do this in a manner consistent with the international human rights agreements and conventions to which we subscribe.
The company undertakes an extensive risk management process to identify significant risk to the company and its stakeholders. The board reviews and approves the risk strategy and policies that are formulated by the executive directors and senior management. Management is accountable to the board and has established a group-wide system of internal control to manage significant group risk.
The risk management policies are communicated to all relevant employees. A full review of the risk, control and disclosure processes is undertaken annually to ensure that all additional requirements are incorporated into the system in the future. A detailed discussion on risk management and internal controls and the risk factors identified by the company may be found on pages 117 to 133 of the
Annual Financial Statements. (See the case study on Risk management at AngloGold Ashanti at
www.aga-reports.com/06/risk-manage.htm).
Business principle 9: We will promote the application of our principles by those with whom we do business. Their willingness to accept these principles will be an important factor in our decision to enter into and remain in such relationships.
and
Business principle 10: We are committed to seeking out mutually beneficial, ethical long-term relations with those with whom we do business.
AngloGold Ashanti is committed to the extension of our business principles to those with whom we do business and a document setting out our values and business principles, and their applicability to our business partners is currently being developed.
AngloGold Ashanti's Group Procurement and Supply Chain operations ensure the application of the AngloGold Ashanti principles at two levels. First, this is done contractually and only with accredited and approved suppliers where the supplier is assessed for capability as well as acceptance of the product in terms of standard and quality – where contracts have specific clauses relating to safety and health and other sustainable development issues; and second, through the strict application of the gifts policy which ensures that no supplier receives undue favour.

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ETHICS AND GOVERNANCE
While the human resources and safety and health clauses that are embedded into contracts are very thorough it has been recognised that more could be done in terms of environmental and community-related issues and a task team has been appointed at a corporate level to review this issue and develop guidelines as required. In addition, whilst greater alignment will be sought between the policies and practices at operations across the group during 2007, a process is under way to assess the suppliers to the South African operations for adherence to environmental, safety and ethical conduct with oversight and intervention by the internal supplier monitoring committee chaired by the internal audit services.
Business principle 11: We encourage employees to take personal responsibility for ensuring that our conduct complies with our principles. No employee will suffer for raising with management violations of these principles or any other legal or ethical concern. Although employees are encouraged to discuss concerns with their direct managers, they must, in any event, inform the group internal audit manager of these concerns. Mechanisms are in place to anonymously report breaches of this statement of principles.
AngloGold Ashanti has adopted a Code of Ethics for Employees, a Code of Ethics for Senior
Financial Officers, and a Whistle-blowing Policy that encourages employees and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature affecting the company’s interests. Employees are encouraged to discuss issues with their direct managers first (if appropriate) and then if not resolved to report these through the whistle-blowing line or go directly to internal audit or legal departments. All reports made in terms of the Whistle-blowing Policy are fielded by a third party, Tip-Offs Anonymous, which ensures all reports are treated confidentially or anonymously depending on the preference of the caller. The information is relayed to management and internal audit for investigation. Feedback on reports is given when requested. A report is provided to the Executive Committee and the Board Audit and Corporate Governance Committee
on a quarterly basis. Both codes and the whistle-blowing policy are available on the company website. Of the 29 cases reported in 2006, 12 were still in progress or unresolved at year-end.
Categorisation*
Total number of
Completed
In progress/
cases reported
unresolved issues
Bribery and corruption 5 1 4
Enquiry** 2 2 –
Fraud 4 2 2
Grievance 3 2 1
Irregularities 5 2 3
Misconduct 8 7 1
Unfair labour practice 2 1 1
Total 29 17 12
*
The categorisation of reports is preliminary and based on the allegations made in the whistle-
blowing reports received.
**
Enquiry refers to whistle-blowing reports received with a request for information or for a clarification on certain issues, such as working hours or job profiling.
Business principle 12: The company will take the necessary steps to ensure that all employees and other stakeholders are informed of these principles.
Owing to the increasing number of policies and procedures in place, it has become apparent that employees require better guidance to ensure that they understand which policies and guidelines

AngloGold Ashanti
_Report to Society 2006_Page 33
ETHICS AND GOVERNANCE
are in place, which are applicable to them and when. With this in mind, a brief guide to these policies and guidelines is being formulated at a corporate level for use in South Africa and at the other African operations, and communication to all employees on the values, business principles and policies will be reinforced in 2007.
Business principle 13: If an employee acts in contravention of these principles, the company will take the appropriate disciplinary action concerning such contravention. This action may, in cases of severe breaches, include termination of employment. In addition, certain contraventions may also result in the commencement of civil proceedings against the employee and the referral of the matter to the appropriate enforcement bodies if criminal proceedings appear warranted.
In addition to the group-wide Code of Ethics, the company has various disciplinary procedures in place at all operations.
5. Case studies
In order to illustrate the impact of the business principles on our daily operations and how we deal with the various operational challenges related to this business principle, we have presented a number of case studies on our website. Much of the work in this area is undertaken at a central, group level although its implementation and application is undertaken locally.
Risk management at AngloGold Ashanti
Mining is a potentially high-risk activity and AngloGold Ashanti has in place a comprehensive risk management process across the group in terms of which it is every manager’s responsibility to identify and manage risks in his or her area. Systems and processes are in place to ensure that risks are reported and managed by the Safety, Health, Environment and Sustainable
Development committees.(See www.aga-reports.com/06/risk-management.htm).
Progress made in settlement of KOSH water issue
Headway has been made with regards to the setting up of a new water company to manage the continued pumping of water, following the 2005 dispute over responsibility for pumping of water from DRDGOLD’s now defunct North West Operations. The three companies involved – Simmer and Jack mines Limited, Harmony Gold Mining Company, and AngloGold
Ashanti Limited – have met with the Departments of Minerals & Energy and Water Affairs & Forestry to set out the conditions for the establishment and operation of the new water company. Talks have also been held with other key stakeholders with regards to water quality and reticulation. (See www.aga-reports.com/06/KOSH-water.htm).
6. Objectives 2007
Three key objectives have been set for 2007:
·
developing and implementing an employee handbook on key compliance and governance policies;
·
developing and implementing a supplier handbook on key compliance and governance policies applicable to them; and
·
communication and, in particular, the roll-out of the values and business principles and associated policies to all employees.

Page 34_AngloGold Ashanti
_Report to Society 2006

AngloGold Ashanti
_Report to Society 2006_Page 35
Workplaces free of
occupational illness and injury
– occupational safety and health
1 Key issues
36
2 Living our values
36
3 Our scorecard
38
4 Review 2006
38
5 Case studies
46
6 Objectives 2007
49
Contents

Page 36_AngloGold Ashanti
_Report to Society 2006
OCCUPATIONAL SAFETY AND HEALTH
2. Living our values
One of our four core values at AngloGold Ashanti relates to the safety and health of employees, namely:
‘Every manager and employee takes responsibility for health and safety; and together strive to create workplaces that are free from occupational injury and illness’.
Wellness in the workplace
Implementing and maintaining
OHSAS 18001 at all operations
Meeting industry targets in
respect of OLD, NIHL and TB
incidence rates
Implementing and maintaining
appropriate disaster management
programmes
Implementing and maintaining appropriate
risk management strategies
Reducing incidence of falls of
ground (seismic and non-seismic)
Eliminating accidents at work and,
in particular, reducing fatal injuries
2006/2007
1. Key issues

AngloGold Ashanti
_Report to Society 2006_Page 37
OCCUPATIONAL SAFETY AND HEALTH
A comprehensive programme – Wellness in the Workplace – which adopts an integrated approach to managing the health and well-being of employees has been put in place at the company’s underground mining operations in South Africa and
Obuasi in Ghana. (See diagram on page 44.) The fundamental concept underlying this approach is the company’s aim to engage healthy and productive people at the beginning of their careers and to ensure that these employees remain so until they leave the employ of the company, sometimes many decades later. This concept recognises the intrinsic interdependence of safety, occupational health, the environment and productivity, and requires an integrated and co-
ordinated approach by the safety, occupational health, environment, medical and human resources disciplines. The programme has three phases: the pre-employment/engagement phase; the employment phase during which employees are exposed to the social and occupational environment; and the termination/post-employment phase.
AngloGold Ashanti’s safety and health management and practices are guided by the group’s business principle, ‘AngloGold Ashanti as an employer – safety and health’.
AngloGold Ashanti as an employer – safety and health
1.
The company is committed to complying with all relevant occupational health and safety laws, regulations and standards. In the absence of such standards, leading practice will be adopted.
2.
We are committed to providing a working environment that is conducive to safety and health.
3.
The management of occupational safety and health is a prime responsibility of line management, from the executive level to the first-line supervisory level.
4.
We strive for employee involvement and consultation with employees or their representatives to gain commitment in the implementation of these principles.
5.
The company is committed to providing all necessary resources to enable compliance with these principles.
6.
The company will not tolerate or condone deliberate breaches in standards and procedures.
7.
We will implement safety and health management systems based on internationally recognised standards and we will assess the effectiveness of these systems through periodic audits.
8.
We will conduct the necessary risk assessments to anticipate, minimise and control occupational hazards.
9.
We will promote initiatives to continuously reduce the safety and health risks associated with our business activities.
10. We will set safety and health objectives based on comprehensive strategic plans and will measure performance against these plans.
11. We will monitor the effects of the company’s operational activities on the safety and health of our employees and others, and we will conduct regular performance reviews.
12. We will provide all necessary personal protective equipment.
13. We will establish and maintain a system of medical surveillance for our employees.
14. We will communicate openly on safety and health issues with employees and other stakeholders.
15.
We will ensure that employees at all levels receive appropriate training and are competent to carry out their duties and responsibilities. We will require our contractors to comply with these principles and we will seek to influence joint venture partners to apply them as well.

Page 38_AngloGold Ashanti
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OCCUPATIONAL SAFETY AND HEALTH
3. Our scorecard
In our Report to Society 2005, we set a number of objectives that we wanted to achieve in 2006 and we report on these in our scorecard below.
Objectives for 2006
Performance in 2006
Safety
Long-term objective to eliminate all accidents.
Regrettably there were 37 occupational
fatalities at our operations and 1,288
lost-time injuries.
Reduce LTIFR by 20% year-on-year.
The LTIFR rose by 14%.
Incorporate risk management as a critical aspect
Ongoing initiatives in place.
of management of our operations.
All operations working towards OHSAS 18001
Gap audit programme completed in 2006
implementation.
and CVSA recommended for certification in
December 2006.
Occupational health
Plan to meet South African Mine Health and Safety
Council’s targets on NIHL and silicosis.
These targets are:
OLD: by 2008, 95% of all silica exposure
The AngloGold Ashanti internal target
measurements will be below the occupational
of 10% of exposure measurements
exposure limit (OEL) of 0,1mg/m3
readings above the OEL was achieved
with 9.95% of readings above the
OEL. The target set for 2007 is 7.5%,
with 5% for 2008 as per the industry
milestone. The average silica dust
concentration for 2006 was 0,04mg/m3.
Dust control standards have been set and
are being inspected on a regular basis for
determination of risk profiles for all working
places. More than 4,020 personal dust
samples were taken in 2006.
By 2013, no new cases of silicosis will occur in
Although the milestone is aimed at the
previously unexposed employees.
year 2013, AngloGold Ashanti is already
tracking all new cases of silicosis in
all employees.
NIHL: by 2013, noise emissions of all equipment will
Compliance with respect to meeting the
be below 110dBA; and by 2008, no deterioration in
DME target for noise emissions was 34%
hearing greater than 10% will occur in noise-exposed
for 2006.
employees.
To further drive down the TB incidence in the
The TB rate recorded for 2006 was 31 per
South Africa Region.
1,000 employees per annum up on that
of 2005.
4. Review 2006
We report our performance in 2006 against our business principles.
Business principle 1: We are committed to providing a working environment that is conducive to safety and health.
Although, the group’s safety and health performance has improved significantly since the formation of AngloGold in 1998, we have not achieved our long-term target of eliminating fatal accidents and occupational illness, particularly at the African operations. (See case study on
Safety review at the South African operations on page 116.)
LTIFR – Group
(per million man-hours worked)

AngloGold Ashanti
_Report to Society 2006_Page 39
OCCUPATIONAL SAFETY AND HEALTH
In 2006, the group’s Fatal Injury Frequency Rate (FIFR) of 0.22 per million man-hours rose by 57%
year-on-year, although it remains a 44% improvement on the rate in 1998. The Lost Time Injury
Frequency Rate (LTIFR) – at 7.70 per million man hours in 2006 – rose by 14% year-on-year, and has declined by 47% since 1998.
In spite of the improvements noted above, we regret to report a deterioration in our group safety performance, primarily as a result of the reversal of a positive safety trend in the South African operations.
At the South African operations Noise-induced Hearing Loss (NIHL) rates have decreased in 2006 to 2 per 1,000 employees from 4 per 1,000 employees in 2005. Similarly, in respect of the South
African operations, with respect to Occupational Lung Disease (OLD), including silicosis – new cases reported have increased from 7 per 1,000 in 2005 to 10 per 1,000 employees during 2006.
The incidence of pulmonary tuberculosis (TB) has also increased in 2006 to 31 per 1,000 from that of 25 per 1,000 recorded in 2005. This is lower than the figure of 35 per 1,000 recorded in 2004.
Business principle 2: We will monitor the effects of the company’s operational activities on the safety and health of our employees and others, and we will conduct regular performance reviews.
Safety
A range of leading and lagging indicators are monitored throughout the group. Some of these are site-specific (particularly the leading indicators). The primary lagging indicators reported for the group as a whole are the FIFR, the LTIFR and the days lost per lost-time injury. The latter indicates the severity of lost-time injuries.
Fatal accidents
Regrettably, there were 29 accidents within the group in 2006 in which 37 employees (including contractors) lost their lives. Thirty-two of these occupational fatalities occurred at South African mines, 16 of them at one mine – TauTona – in nine separate accidents. (See case study on: Mining plan changed in the interests of safety at www.aga-reports.com/06/TauTona-safety.htm). The board and management of the company extend their deepest sympathy to the families and colleagues of those who died. That employees die or become ill during the course of work is an area of great concern to the management and board of AngloGold Ashanti, and a great deal of attention and focus has been placed on ensuring that employees leave the company in good health at the end of their careers. Further details on each of these accidents and on the employees who died may be found on our website at www.aga-reports.com/06/fatalities.htm
Safety rates
The FIFR increased from a rate of 0.14 per million man-hours in 2005 to 0.22 per million man-hours in 2006, a regression of some 57%. Nonetheless 13 operations ended the year having not experienced any occupational fatalities, while a further three operations improved their rates.
The LTIFR rose by 14% to 7.70 per million man-hours, from 6.77 in 2005. The LTIFR actually improved at a number of operations, with Cripple Creek & Victor (CC&V) in the United States having achieved a LTIFR of zero. In fact, CC&V has achieved a most notable milestone in having not had a single injury on mine during the past three years. (See case study on Risk management in North America on our website at www.aga-reports.com/06/risk-CC&V.htm).

Page 40_AngloGold Ashanti
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OCCUPATIONAL SAFETY AND HEALTH
Causes of fatal accidents
The primary cause of fatal accidents in South Africa remains falls of ground (78%), with seismically induced falls of ground accounting for 44% of all South African fatalities. (See case study on A new strategy for managing falls of ground in South Africa at www.aga-reports.com/06/FOGM.htm). One fatal accident at
Obuasi mine in Ghana was caused by an employee being scalded by chemicals in the metallurgical plant, and the other by an employee being pulled into the rotating drill system of an underground drill rig.
Health
The primary occupational health threats to employees are NIHL and OLD, with the latter a particular threat in underground mining environments where silica dust exposure is present. In South Africa, TB in silica-exposed employees is a significant occupational disease risk, especially in view of the relationship between HIV/AIDS and TB. In many cases, the statistics reported below are presented for the South Africa operations only as this information is collected and reported to meet the requirements of the country’s Mine Health and Safety Act (MHSA). Furthermore, it is the company’s view that the risk posed by health threats is greater in South Africa owing to the large number of people involved in deep-
level mining operations and the incidence of HIV/AIDS. HIV/AIDS and malaria, which are not strictly work-related but which present significant threats to the health and well-being of employees and communities, are dealt with under the Regional Health section of this report, on page 50.
Medical surveillance
In South Africa, 50,343 occupational medical surveillance examinations (initial, periodic, transfer and exit)
were performed during 2006 in accordance with the requirements of the MHSA. Medical surveillance statistics from AngloGold Ashanti operations outside of South Africa are reported in the country and operational reports which are available on our website at www.aga-reports.com.
Noise-induced hearing loss (NIHL)
Sixty-seven new cases of NIHL were identified in South Africa during 2006, which is a rate of 2 per
1,000 employees. This is a decrease from the 4 cases per 1,000 employees reported in 2005.
Comprehensive hearing conservation programmes are in place at all operations and include, among other aspects, noise control engineering (silencing), the provision of hearing protection devices, education and communication programmes, and annual audiometry examinations of employees. In South Africa, baseline audiograms conducted in 2005 in line with new compensation regulations form the basis of future assessments of employees’ hearing loss. A major engineering initiative to reduce noise at source to below 110dBA has resulted in all underground drills and noisy fans having been silenced in the South Africa operations, with the ongoing identification and silencing of other noisy equipment in progress.
Occupational Lung Disease (OLD)
Exposure to silica dust remains one of the major contributing factors to the development of OLD.
(In this context OLD includes TB, TB silicosis and obstructive airways disease). Of these, TB is the most pervasive and is compounded by a high HIV prevalence in the mining population (of about
30%) which greatly increases the risk of TB. It is estimated that about 85% of employees diagnosed with TB are HIV-positive.
OLD statistics
During 2006, 348 cases of OLD were identified in South Africa, which reflects a rate of 10 per
1,000 employees, an increase on that reported in 2005 (7) and 2004 (7). An additional factor contributing to the incidence of OLD (including high TB and HIV rates) is the increasing average age of the South African workforce which has had a longer, cumulative exposure to silica dust underground.
FIFR year-on-year for each operation
per million man-hours worked
2006 2005
Argentina
Cerro Vanguardia 0.00 0.00
Australia
Sunrise Dam 0.00 0.00
Brazil
AngloGold Ashanti
Mineraça
~
o 0.00 0.18
Serra Grande 0.00 0.00
Ghana
Iduapriem 0.00 0.00
Obuasi 0.08 0.29
Guinea
Siguiri 0.31 0.00
Mali
Morila 0.00 0.00
Sadiola 0.00 0.00
Yatela 0.43 0.00
Namibia
Navachab 0.00 0.00
South Africa
Great Noligwa 0.36 0.22
Kopanang 0.14 0.07
Moab Khotsong 0.27 0.16
Mponeng 0.30 0.21
Savuka 0.00 0.00
Tau Lekoa 0.15 0.41
TauTona 1.23 0.29
Tanzania
Geita 0.00 0.00
USA
CC&V 0.00 0.00
Group 0.22 0.14

AngloGold Ashanti _Report to Society 2006_Page 41
OCCUPATIONAL SAFETY AND HEALTH
Dust control
In South Africa, initiatives to eradicate dust and improve methods of dust control have continued, although the agreed* industry target, for which 95% of all individual samples must be below the legal limit of 0.1mg/m3 by 2008, has not yet been achieved. In 2006, the average silica dust concentration was 0.04mg/m3 (2005: 0,04mg/m3), with the 95th percentile at 0.129mg/m3 (2005: 0.13mg/m3). A total of 4,020 personal gravimetric samples were taken during 2006. (*Targets agreed by industry body, the Mine Health and
Safety Council.)
TB control
TB control programmes in South Africa were boosted during the year with the roll-out of a second mobile digital diagnostic radiography unit. The two mobile units in service move from shaft to shaft to facilitate more frequent x-raying of employees. The objective is to detect and treat TB at an earlier stage, thereby preventing the spread of the disease and reducing its impact on the individual and the community.
World Health Organization-aligned TB treatment programmes are made available free of charge to employees and contractors alike by the group’s medical services. The TB control programme results exceed the WHO target of an 85% cure rate of all TB cases. (See case study on Thibela project on our website at www.aga-reports.com/06/thibela.htm).
Silicosis
Silicosis is caused by the inhalation of free silica dust present particularly in deeper level mining areas with high quartz concentrations, such as in South Africa and Brazil. A case study on the Legacy of silicosis may be found on page 118 of this document.
Efforts to eradicate silicosis at the AngloGold Ashanti operations in Brazil have largely been successful with no new cases of silicosis having been identified in the past five years. In addition to successful dust mitigation programmes and intensive monitoring, Brazilian legislation limiting the number of years that employees may work underground has played a major role in this achievement.
The legacy of silicosis in South Africa remains a significant issue for the company. This is so for a number of reasons. The current state-led compensation systems are cumbersome and inefficient and, because of this, many silicosis-affected former employees of the mining industry may not have had access to regular medical examination, substantial medical care or compensation, if found to be due. AngloGold Ashanti, together with Gold Fields and Harmony, is working with the state and unions to identify affected ex-employees in need of care, and to improve access to and use of follow-up treatment and compensation systems. (See case study on the Nongoma project at www.aga-reports.com/06/nongoma.htm – and on Worker
Compensation  in South Africa under review –
www.aga-reports.com/06/worker-compensation.htm). At the same time the company is participating constructively in the debate surrounding the possible combination of the current compensations mechanisms.
Heat and physical fitness
A consequence of deep-level mining is exposure to heat. This is an issue of concern in South
Africa and at Obuasi in Ghana. AngloGold Ashanti has comprehensive heat stress management programmes in place in South Africa and these have been extended to Ghana. Some of the largest refrigeration plants in the world are used to cool the underground working environment to below 27.5º. Temperatures above 27.5º require a heat stress management programme to be implemented on-mine. Stoping wet-bulb temperatures were, on a weighted average, 28.5ºC during the year.
LTIFR year-on-year for each operation
per million man-hours worked
2006 2005
Argentina
Cerro Vanguardia 3.13 3.09
Australia
Sunrise Dam 1.81 3.06
Brazil
AngloGold Ashanti
Mineraça
~
o 2.33 2.95
Serra Grande 1.76 2.39
Ghana
Iduapriem 1.15 0.58
Obuasi 2.29 2.89
Guinea
Siguiri 0.77 0.64
Mali
Morila 1.42 2.17
Sadiola 1.02 1.30
Yatela 0.43 1.25
Namibia
Navachab 4.09 3.02
South Africa
Great Noligwa 12.21 12.13
Kopanang 15.22 11.58
Moab Khotsong 15.75 12.98
Mponeng 10.70 12.20
Savuka 19.30 14.13
Tau Lekoa 24.99 14.58
TauTona 17.09 10.76
Tanzania
Geita 0.63 0.79
USA
CC&V 0.00 0.00
Group 7.70 6.77

Page 42_AngloGold Ashanti
_Report to Society 2006
OCCUPATIONAL SAFETY AND HEALTH
The Kwesi Mensah shaft refrigeration plant at Obuasi mine in Ghana was commissioned during 2006.
The reduction in the average wet-bulb face temperatures in the working places since the commissioning of the refrigeration plants at end of April 2006 brought temperatures down from 32.6˚C to 30.2˚C wet bulb. Further improvements are expected early 2007 when the remaining 50% of plant installations are commissioned.
Fatigue management
The management of fatigue is believed to be a major component of safety and health performance at those operations where rotational shifts are worked (such as at Sunrise Dam, Geita and
Navachab). More recently, it is believed that fatigue is playing an increasingly important role in the
South African operations (especially in light of an ageing workforce and rising HIV levels).
Proprietary research is being conducted by the company to underpin a sound fatigue management protocol and to support the fatigue management strategy under development for
South African operations. (See case study on Successful implementation of fatigue management programme at Navachab www.aga-reports.com/06/fatigue-manage.htm).
Performance reviews
Performance reviews in respect of health and safety and health performance are undertaken on a regular basis, internally and externally. Every fatal accident is reviewed not only through the required mine-based and statutory review bodies, but also by the corporate safety and health department and is subject to an executive review.
Given the disappointing safety performance in the South African operations during the year, high-level external parties (including participants from DuPont and major shareholder Anglo American plc) were asked to review the safety and health strategy. (See case study on Safety review at South
African operations on page 116.)
Business principle 3: The management of occupational safety and health is a prime responsibility of line management, from the executive level to the first-line supervisory level.
Safety and health is overseen by the Board Committee on Safety, Health and Sustainable
Development, which meets on a quarterly basis in alignment with the company’s financial reporting periods. The committee’s role is to evaluate the social, economic, environmental and health effects of the company’s operations on both local and global communities, and to achieve a sustainable balance between economic and social development with due regard to the safety and health of employees and the impact of AngloGold Ashanti’s operations on the environment. One of the stated primary objectives of this committee is to ensure the elimination of all work-related accidents and diseases. The committee conducts on-site inspections on matters of serious concern.
The management of safety and health is the responsibility of line management at an operational level, who in turn are supported by specialist safety and health personnel. In South Africa, health services are provided by AngloGold Ashanti Health, a separate but wholly-owned subsidiary of
AngloGold Ashanti.
Business principle 4: We will set safety and health objectives based on comprehensive strategic plans and will measure performance against these plans.
The group’s Safety and Health Policy, underpinned by our values and business principles on safety and health, are minimum guidelines for the group in respect of safety and health. Regions and
NIHL (new cases) South Africa
Rate per 1,000 employees

AngloGold Ashanti
_Report to Society 2006_Page 43
OCCUPATIONAL SAFETY AND HEALTH
operations are encouraged to develop their own specific principles, guidelines and policies in line with local conditions and legislation, examples of which are available on our website.
Business principle 5: We are committed to complying with all relevant occupational health and safety laws, regulations and standards. In the absence of such standards, leading practice will be adopted.
The company will not tolerate or condone deliberate breaches in standards and procedures.
During 2006 no significant breaches of the safety and health legislation and regulations came to the attention of the board.
In October 2006, AngloGold Ashanti received a claim for compensation of damages allegedly suffered by Mr Thembekile Mankayi, who was employed by the company at Vaal Reefs mine from 1979 to
1995, in respect of Mr Mankayi’s having allegedly contracted silicosis. AngloGold Ashanti has indicated that it intends defending this action, although the company recognises the plight of former employees and proposes that a longer term and co-operative solution will be of significant benefit to former mineworkers and their communities. (See case study on page 118 on The legacy of silicosis).
Business principle 6: The company is committed to providing all necessary resources to enable compliance with these principles. We will provide all necessary personal protective equipment.
The provision of personal protective equipment to employees is provided for in terms of operation-
specific policies, employment contracts and collective bargaining agreements, and varies from site to site and indeed from occupation to occupation.
Medical surveillance and medical care is provided for all employees, either at company-owned and -
managed (or contracted) facilities or at the premises of external health care providers. These options are dependent on the location of the specific operation and the facilities that are available in that area.
Details on operation-specific medical facilities may be found on our website or in the respective country reports.
Business principle 7: We will implement safety and health management systems based on internationally recognised standards and we will assess the effectiveness of these systems through periodic audits.
While safety and health performance is overseen at a corporate level, with strategies for specific issues being driven at this level (such as protocols for, and the auditing of, the management of cyanide), individual regions and operations are encouraged to develop their own safety management systems, consistent with the company policy and OHSAS 18001 specification.
Following the liquidation of the National Occupational and Safety Association (NOSA), which was used by a number of operations in terms of specifications for safety management systems and external auditing and certification, the group is moving towards the implementation of an alternative specification, Occupational Health and Safety Assessment Series (OHSAS) 18001.
(See case study on From NOSA to OHSAS – a change for the group on our website
www.aga-reports.com/06/OHSAS.htm).
Business principle 8: We will conduct the necessary risk assessments to anticipate, minimise and control occupational hazards. We will promote initiatives to continuously reduce the safety and health risks associated with our business activities.
Number of shifts lost due to injuries
2006         2005
Argentina
Cerro Vanguardia 131 283
Australia
Sunrise Dam 5 12
Brazil
AngloGold Ashanti
Mineraça
~
o 405 437
Serra Grande 393 181
Ghana
Iduapriem 133 87
Obuasi 2,200 841
Guinea
Siguiri 72 65
Mali
Morila 28 22
Sadiola 167 177
Yatela 53 156
Namibia
Navachab 45 116
South Africa
Great Noligwa 10,990 10,867
Kopanang 8,883 5,428
Moab Khotsong 5,878 4,074
Mponeng 5,995 7,325
Savuka 1,754 2,346
Tau Lekoa 7,381 8,601
TauTona 6,679 4,523
Tanzania
Geita 114 148
USA
CC&V 0 0
Other 758 585
Group 52,064 46,274

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OCCUPATIONAL SAFETY AND HEALTH
Risk assessments are conducted at both group and operational level, from the risks relating to the group as a whole to risks associated with specific working places, with the aim of understanding the potential safety and health risks that exist so that they may be eliminated or reduced to tolerable levels. A detailed discussion on risk analysis within the group can be found in the Annual
Report 2006 in the Corporate Governance section, on pages 107 to 123.
Risk assessment may be conducted by or with the assistance of external consultants, by the group’s corporate office, by underwriters (for insurance purposes) or by the operations themselves.
In recent years, risk assessment has been extended to the rock face, with basic hazard identification skills being taught to front-line supervisors and employees. Specific risk management programmes and projects undertaken during the year are reported in the various country reports.
Business principle 9: We will establish and maintain a system of medical surveillance for our employees.
Medical surveillance forms an integral part of the management of occupational safety and health.
Medical surveillance programmes are in place at all operations, and the results of this surveillance feed back into risk management processes and underpin the company’s safety and health reporting protocols. Surveillance systems include the monitoring of TB, OLD, NIHL and other aspects of employee health that may have an impact both on the work performance of the

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OCCUPATIONAL SAFETY AND HEALTH
employee and on his or her overall well-being. (See case study on progress made in using FWC in South Africa on our website www.aga-reports.com/06/FWC.htm).
Business principle 10: We strive for employee involvement and consultation with employees or their representatives to gain commitment in the implementation of these principles.
Safety and health agreements which have been negotiated with representative unions are in place at those operations where this is required by law and where union membership or collective bargaining agreements are in place.
·
In South Africa, which is governed by the Mine Health and Safety Act, each operation has its own agreement with the union representative of the majority of employees, the National Union of Mineworkers (NUM). These agreements, however, are extended to all the unions represented in the company. Joint health and safety committees are in place at every operation and all working places are covered by such agreements. As required by the Act,
23 full-time safety stewards and 1,900 safety and health representatives have been trained, designated and appointed.
·
At Morila in Mali the union (representing the entire workforce) participates in the election of safety representatives, in conjunction with the labour inspector from regional government.
Twenty employees are elected for a period of three years. The union is an active participant in monthly safety stewards and safety and health management meetings, as well as in investigations held into accidents and incidents.
·
Agreements are in place between management and the unions in respect of safety and health at Sadiola and Yatela in Mali, with 15 union representatives employed in the different departments.
·
At Navachab, safety and health agreements are in place with the Mineworkers’ Union of
Namibia (MUN), which represents 80% of the workforce.
·
In Ghana employee safety and health is addressed in the collective bargaining agreements with the unions that cover all categories of employees.
·
Agreements are in place with unions in Argentina and Brazil relating to employee participation in safety matters.
·
Where no formal agreements are in place or where the operations are not unionised (such as at CC&V and Sunrise Dam), participation by employees is encouraged and forms part of their employment contracts.
Business principle 11: We will communicate openly on safety and health issues with employees and other stakeholders.
We believe that the involvement of employees and, where applicable, employee representatives, in the area of safety and health is crucial to success, not only in terms of creating awareness and commitment to standards and best practices, but also to keep employees fully informed of their rights and responsibilities in respect of safety and health. All operations have safety and health communications programmes in place and a number of the different campaigns undertaken during the year are documented in the country reports. Communication tools include meetings, notices and signage, the intranet, mine-based newsletters, safety newsletters, launches and other events, industrial theatre, posters, videos and induction procedures.

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Business principle 12: We will ensure that employees at all levels receive appropriate training and are competent to carry out their duties and responsibilities.
We recognise that the provision of appropriate training is essential to ensure that employees are competent to carry out both their duties and their responsibilities safely. In many countries in which we operate, specific training requirements are provided for in terms of laws and regulations. A wide range of safety training initiatives was undertaken by the various operations in 2006 and details of these may be viewed on the website and in the country reports.
Business principle 13: We will require our contractors to comply with these principles and we will seek to influence joint partners to apply them as well.
Contractors form an integral part of our operations and are employed to undertake specific short-
and long-term mining and processing operations and specialist services. It is our philosophy that contractors must act and be treated in the same way as employees and indeed this is required by law in many of the countries in which we operate. The management of contractors in terms of safety and health is recognised as an important part of overall contractor management and specific policies, procedures and requirements form part of the procurement and contractor engagement processes. Contractor safety and health performance is a key consideration when the company is considering the appointment or re-appointment of contractors.
5. Case studies
Two case studies relating specifically to occupational safety and health in South Africa are presented in this document (Safety review at the South African operations on page 116 and The legacy of silicosis on page 118). These case studies deal with two of the most challenging and material issues relating to safety and occupational health within the company.
A number of other case studies are presented on our website and illustrate how the challenges relating to safety and health are addressed around the world. A summary of these case studies appears below:
From NOSA to OHSAS – a change for the group
The OHSAS 18000 series of documents has been selected by AngloGold
Ashanti as the standard safety specification across the group. The OHSAS
18000 series provide both a framework for identifying business risks associated with safety, health and environment, and guidelines for implementation and achieving certification.
See www.aga-reports.com/06/OHSAS.htm
Mining plan at TauTona changed in the interests of safety
TauTona mine experienced 16 fatalities in 2006, a sharp increase from the four fatal accidents of the previous year. The mine’s multi-faceted response included a change in mining method, from longwall to sequential grid mining.
Other measures include state-of-the-art seismic monitoring, a reduction of mining near the shaft pillar, and extensive behaviour-related communications interventions. (See www.aga-reports.com/06/TauTona-safety.htm).

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OCCUPATIONAL SAFETY AND HEALTH
Human dimension to managing fatalities
AngloGold Ashanti’s commitment to the wellbeing and safety of employees extends to a comprehensive support programme for the bereaved families of employees who are victims of fatal accidents. Elements of the programme include expediting the payment of compensation or retirement fund benefits and financial provision for the education of the employee’s children. (See www.aga-reports.com/06/human-dimension.htm).
Long-term strategic approach to safety in transport
AngloGold Ashanti has developed a comprehensive strategy to manage safety in horizontal and vertical transport. A number of new initiatives involve improved employee selection, operator training, and equipment monitoring and update. Through various computer-based simulation models, employees will experience a close approximation of the work environment during training, facilitating clear illustration of good and bad safety practices and their consequences. Much has also been done in the assessment, upgrading and maintenance of critical winding plant and shaft infrastructure. (See www.aga-reports.com/06/transport-safety.htm).
Managing a changing risk profile
Through a successful turnaround, involving reducing non-production complement and concentrating on mining payable areas, Savuka mine returned to profitability in 2006. This achievement initially had a negative impact on Savuka’s safety profile, with virtually all staff exposed to production and thus to operational risk, and the inevitable low morale associated with threatened closure. To counter this problem, the behaviour-based model already successfully implemented at Mponeng was applied. (See www.aga-reports.com/06/expansion-risk.htm).
A new strategy for managing falls of ground in South Africa
Falls of ground accounted for 78% of fatalities in AngloGold Ashanti’s South
African operations in 2006. In response to this, a sixth element – dealing with process – was added to the existing five-point strategy covering mine design, support standards, mindset, seismic monitoring and research. New initiatives include an emphasis on leading (rather than lagging) indicators, which focus on identifying and mitigating risk before the occurrence of an event, and on detailed workplace condition analysis to monitor adherence to standards. (See www.aga-reports.com/06/FOGM.htm).
Disaster recovery plans in place at AngloGold Ashanti
The traditional approach to risk management, whereby risks are assigned a score in terms of their impact and the statistical probability of their occurrence, becomes problematic in the risk assessment of highly unlikely but potentially catastrophic events. To counter this, all health and safety related risks have been analysed within AngloGold Ashanti from an impact perspective only. Over 1,400 risks have been identified, most of which are operation- rather than company-specific, and detailed disaster recovery plans are being put in place to eliminate or mitigate these. (See case study at www.aga-reports.com/06/disaster-recovery.htm).

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Successful implementation of fatigue management programme
at Navachab mine
The causes and management of fatigue in open-pit mining have been the subject of extensive international research. A fatigue management programme has been implemented at Navachab mine (Namibia). The programme comprised a series of participatory workshops, followed by the development of a code of practice, a training programme and an extensive awareness campaign. (See www.aga-reports.com/06/fatigue-manage.htm).
Managing risk during expansion at Cuiabá
The Cuiabá expansion project, intended to increase the production of Cuiabá
mine in Brazil from 830,000 to 1.3 million tonnes per annum, has involved extensive mining development and construction work, both on surface and underground. The mine’s safety profile was maintained despite the increased risks posed by the need to manage the activities and labour associated with the expansion. (See www.aga-reports.com/06/risk-CC&V.htm).
Managing risk in North America
The comprehensive risk management programme in place in North America was developed with input from employees, supervisors and managers.
Aspects of the programme include regular training, medical monitoring, industrial hygiene, occupational health and emergency procedures. CC&V in
Colorado has not recorded an injury since November 7, 2003. (See the case study at www.aga-reports.com/06/managing-risk.htm.)
Worker compensation in South Africa under review
AngloGold Ashanti is involved in the review of existing legislation which provides for compensation of illness and injury in the South African mining industry. This case study examines some of the provisions which provide for employee benefits, the anomalies in the existing legislation, and outlines the route going forward to seek greater uniformity between the Compensation for Occupational Injuries and Diseases Act (COIDA)
and the Occupational Diseases in Mines and Works Act (ODMWA). (See
www.aga-reports.com/06/worker-compensation.htm).
Making ODMWA work – Nongoma project to be launched
The Nongoma district of South Africa’s KwaZulu-Natal Province has been selected as the site of a rural pilot project to step up services available to former mineworkers who may have contracted OLD. The focus is on strengthening resources and infrastructure on a sustainable basis so that former mineworkers are better able to access treatment, benefit medical examinations, and improvement of the ODMWA certification and compensation claims processes. (See www.aga-reports.com/06/nongoma.htm).
AngloGold Ashanti’s approach to fitness for work adopted as industry standard
The Functional Work Capacity (FWC) programme, measuring occupation-
specific physical and functional competence, was developed in 2001
FWC, together with a comprehensive vocational rehabilitation programme, constitutes the Rehabilitation and Functional Assessment programme, which has now become standard practice in a number of mining companies. (See www.aga-reports.com/06/FWC.htm).

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OCCUPATIONAL SAFETY AND HEALTH
lThibela TB research programme under way at TauTona and Great
Noligwa
The aim of the Thibela TB programme is to establish whether
administering community-wide TB preventive therapy, in addition to standard TB control, is more effective than the standard TB control alone. This programme, which if successful could ultimately lead to fewer
TB cases and improved control of the disease, is currently under way at, among others, AngloGold Ashanti’s TauTona and Great Noligwa in South
Africa. (See www.aga-reports.com/06/thibela.htm).
Multi-drug resistant TB treatment at AngloGold Ashanti Health
AngloGold Ashanti Health has set up an isolation multi-drug resistant tuberculosis (MDRTB) ward at the Westvaal Hospital where patients with confirmed MDRTB can be treated. This is the only facility of its kind outside the state facilities in South Africa. (See www.aga-reports.com/06/XDR-TB.htm).
Pre-conditioning – a tool to combat face bursts
Pre-conditioning, a method used to prevent face bursts is now standard practice at Mponeng and Savuka in the West Wits area, and is being introduced at Tau Lekoa in the Vaal River area. See case study at
www.aga-reports.com/06/preconditioning.htm
Reviving a safety culture at Obuasi
Obuasi is one of the oldest operating underground mines in the world, with underground workings at an average depth of 1,500 metres. Major strides have been made in the past two years in improving the mine’s safety infrastructure, which had suffered from a lack of available capital in earlier years, including the installation of a 15 MW refrigeration plant and 300m3/s surface fan, which were installed and commissioned during 2006. The other major innovation has been the insistence that safety is a line responsibility, rather than a specialised occupational health and safety function. See case study at www.aga-reports.com/06/safety-obuasi.htm
6. Objectives 2007
The following safety and health targets have been set for 2007:
Safety
Targets for safety for 2007 are:
·
20% reduction in LTIFR;
·
50% of mining operations to be substantially compliant with OHSAS 18001 specification; and
·
no fatal accidents.
Health
Key targets in this area remain to meet the South African Mine Health and Safety Council’s targets for NIHL and silicosis, namely,
·
OLD: by 2008, 95% of all silica exposure measurements will be below the occupational exposure limit of 0,1mg/m3 ; and by 2013, no new cases of silicosis will occur in previously unexposed employees; and
·
NIHL: by 2013, noise emissions of all equipment will be below 110dBA; and by 2008, no deterioration in hearing greater than 10% will occur in noise-exposed employees.
In addition, efforts will continue to manage TB, a decrease on the 2006 figure of 31 per 1,000 is aimed for.

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Prompt and supportive action
– regional health
1 Key issues
52
2 Living our values
52
3 Our scorecard
53
4 Review 2006
53
5 Case studies
62
6 Objectives 2007
63
Contents

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REGIONAL HEALTH
2. Living our values
Inherent in our core values and business principles is a commitment on the part of AngloGold
Ashanti as an employer to ease the burden for employees in the face of debilitating regional health threats. In various ways, this commitment leads the company also to address these issues in the communities in which it operates.
A core value of AngloGold Ashanti relates to the health of employees, namely:
‘Every manager and every employee takes responsibility for health … and together strive to create workplaces that are free from … illness’.
In particular, AngloGold Ashanti’s regional health management practices and policies are guided by the group’s business principle, ‘AngloGold Ashanti as an employer – labour practices’, the last point of which is relevant to regional health threats, namely
‘We are committed to prompt and supportive action in response to any major health threats in the regions in which we operate.’
Planning for and managing the social
and economic impact of malaria
Other health threats, for
example, cholera and
avian flu
Planning for and managing the social
and economic impact of HIV/AIDS,
particularly in southern Africa
2006/2007
1. Key issues

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REGIONAL HEALTH
3. Our scorecard
The following objectives were set regarding regional health threats for 2006 in our Report to
Society 2005, and we report on the corresponding progress below.
Objectives for 2006
Performance in 2006
HIV/AIDS
Minimise the risk of HIV/AIDS by ensuring that all
Adherence to best practice was monitored
AngloGold Ashanti operations susceptible to the
during the course of the year to ensure that
risk of HIV/AIDS adhere to best practice.
business units complied with guidelines.
Workplace HIV/AIDS programmes at
AngloGold Ashanti operations in South
Africa compare favourably with the
Technical Assistance Guidelines on HIV in
the Workplace as supplied by the
Department of Labour.
Reduce rate of new infections by increasing the
In South Africa VCT attendance data for the
focus on prevention initiatives, increasing VCT
year of 75% of the employee base was well
uptake to 40% of employees and increasing the
in excess of target. The peer educator:
ratio of peer educators to employees to 1:60.
employee ratio for the year was 1:59.
Efficiently manage those infected by HIV/AIDS by
In South Africa the number of wellness
increasing the number of wellness clinic patients by
patients increased by 39% to 4,513 and
40% and the number of patients on ART by 40%.
the number of patients on ART by 57%
to 1,467.
Consolidate the provision of supportive care to
Palliative and home-based care is provided
company’s ill-health retired employees as well as to
to ill-health retired employees in partnership
communities in which AngloGold Ashanti operates.
with community-based organisations at the
mining operations and the major labour-
sending areas of southern Africa.
Malaria
Complete baseline study at Siguiri in Guinea
Programme to be implemented during the
course of 2007.
Implement integrated campaign at Geita in
Programme to be implemented during
Tanzania.
the course of 2007.
Implement integrated campaign at Obuasi in Ghana.
Implementation of a malaria programme at
A 50% decrease in incidence and absenteeism is
Obuasi began in April 2006. There has
being targetted.
been a decline of 50% in the incidence rate
of malaria and a significant decline in the
rate of absenteeism due to malaria.
4. Review 2006
We report on our performance in 2006 against the relevant business principle.
Business principle: We are committed to prompt and supportive action in response to any major health threats in the regions in which we operate.
The major public health threats facing AngloGold Ashanti operations – HIV/AIDS and malaria – are found principally at our African operations. HIV/AIDS poses the biggest challenge at our operations

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in South Africa, but is also a concern in Namibia and Tanzania, where prevalence levels are higher than at our west and central African operations in Ghana, Guinea and Mali.
Malaria represents a significant risk at the west and central Africa operations in Ghana, Guinea,
Mali and Tanzania.
In Guinea, where cholera is endemic, a campaign is being implemented to overcome the disease at AngloGold Ashanti’s operation there.
HIV/AIDS
South Africa
Although an accurate survey of prevalence levels cannot be conducted, it is estimated that prevalence levels of HIV/AIDS have remained stable at around 30% of the workforce in recent years at the South African operations (2005: 30.0%; 2004: 30.24%). These estimates are based on best available information that includes regional antenatal data and extrapolations from comparable reference groups. The provision of anti-retroviral therapy (ART) – which was introduced in November 2002 – will, over time, logically lead to a higher prevalence rate than would otherwise be the case as infected individuals live longer than they would without ART.
AngloGold Ashanti HIV/AIDS programme
The overall aims of the HIV/AIDS programme are to prevent the spread of infection, to care for those infected or affected by the disease and to provide support to both employees and communities. The programme, which is an integral part of the ‘wellness in the workplace’ initiative under way at the South African operations, aims to reduce the number of new infections and efficiently manage those already infected. (See Occupational health and safety section on page 34).
In 2006, the focus remained on the continued implementation of the programme. There was some measure of success and there is an indication that most employees have a clearer understanding of the structure and purpose of the HIV and AIDS programme. The programme model used in the
South African operations has been effective in its simplicity in empowering individuals to make the decision to find out about their HIV status.
Each business unit participates in the prevention programme and various VCT initiatives, and now has its own workplace HIV/AIDS programme which it runs and manages. Technical support is provided by AngloGold Ashanti Health and the treatment programmes, including ART, are managed by the health service.
Prevention: Although a key aspect of this is VCT, it also includes induction training, peer education, awareness campaigns, information feedback sessions to the business units, condom distribution and the treatment of sexually transmitted infections (STIs).
The most notable achievement of 2006 was the increase in the uptake of VCT. In 2006, 23,389 encounters were recorded at VCT centres which, assuming single annual testing, is equivalent to
75% of the South African employee base. This was an increase of 129% on the 10,219 encounters recorded in 2005, and exceeded the target of 40% set for the year. Given the total anonymity of the administrative system, there is no way of monitoring repeat visits. However, indications of repeat visits are low.

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REGIONAL HEALTH
While employees are encouraged to attend VCT once a year, those who attend VCT and whose sexual behaviour is considered to be high risk are encouraged to attend more frequently. The 2006 data compares with VCT rates of 32.4% and 10% in 2005 and 2004 respectively. Of those who underwent VCT, 79% were HIV-negative and 21% HIV-positive. The reluctance to be tested by those at higher risk of being HIV-positive is problematic and may explain why the rate of those testing positive is less than the estimated overall prevalence rate. (See case study – VCT, key to success of HIV/AIDS programme, page 134 and an example of this programme in practice in the case study: VCT programme at TauTona – www.aga-reports.com/06.)
In all, 265 peer educators were trained in 2006, bringing the total trained over the past two years to 530. This gives a ratio of one peer educator for every 59 employees (compared with 1:115 last year), and compares favourably with the target set for the year of 1:60. The peer education programme is aimed primarily at promoting awareness of HIV, including knowledge of HIV status, and lifestyle and behaviour change.
Condom distribution continued and close on 1.2 million male condoms were distributed during the year (2005: 520,000). Female condoms are now available for distribution at all AngloGold Ashanti operations in South Africa.
A new VCT centre was opened at the West Wits satellite training centre in Carletonville on
1 October 2006. Initially operated on a part-time basis, its services will be available on a full-time basis as from the first quarter of 2007.
Treatment: Corresponding with the increased uptake of VCT, there was an increase in attendance at the wellness clinics and in enrolment for anti-retroviral therapy (ART). A total of 4,513 patients were registered on the wellness programme as at the end of December 2006, with 1,467 (33%)
of these on ART. Altogether 1,252 employees enrolled for the first time at the wellness clinic during
2006, and 617 new patients began ART during the year. This compares with new enrolment at wellness clinics of 1,267 and 630 on ART in 2005.
The number of new patients who started ART in 2006 (expressed as a rate per 1,000 employees at the South African operations) has remained stable year-on-year. The cumulative number of

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REGIONAL HEALTH
employees registered at wellness clinics as at the end of 2006 was 4,513, or 15% of all employees, and the cumulative number of employees maintained on ART was 1,467 or 5%.
Records show that 66% of patients who begin ART remain on treatment. The most frequently-
cited reasons given by those who do not remain on treatment are non-adherence to treatment regimes (about a third) and employees leaving the company (another third); the remaining third cease treatment for a variety of reasons including death. AngloGold Ashanti Health provides three months of ART to employees who leave the company, and who could benefit from ART, and endeavours to facilitate the referral of individual patients to a government clinic in their community for ongoing treatment, care and support. The number of employees leaving the company may seem disproportionately high but this has been significantly influenced by the down-sizing at the operations during the year. Reasons for leaving include retirements, retrenchments, resignations, dismissals, and ill-health retirements.
The prognosis for those on ART remains good and monitoring of their progress indicates that viral suppression rates are being controlled by ART. 80% of those on ART have viral loads of less than
400 after six months of treatment and these viral suppression rates are maintained after two years on treatment. In addition, once ART has begun, the CD4 count rises steadily from a mean of
167 to a mean of 373 after two years of treatment. Some 80% of patients attending wellness clinics have been declared fit for work by their attending clinician.
The total cost of providing ART is R1,290 per patient per month. This includes monthly drug costs of R470 per patient. (See box on the Economic impact of HIV/AIDS on the South African operations on page 136)
Provisional results from research being conducted into the economic costs of the HIV/AIDS epidemic indicate that absenteeism has declined significantly with the provision of ART from a mean sick leave rate of seven days per month for employees starting ART, to two days per month after one year on ART. There has also been a similar decline in the use of health care facilities for the majority of those on ART.
With the increase in the participation of VCT and attendance at wellness clinics, there has been an increased workload at clinics. AngloGold Ashanti Health has budgeted to employ five additional members of staff in 2007 – three in the Vaal River region and two in the West Wits region.
Assuming an ideal annual VCT testing rate of 100% of employees, and an HIV/AIDS prevalence rate of 30%, and assuming that 25% of HIV-positive employees require ART, then the actual proportion of employees reached versus expected is 75% for VCT, 50% for the wellness clinic and
63% for ART.
Support: In terms of support, the focus is on providing palliative and home-based care for the
AIDS-ill who retire from AngloGold Ashanti’s employment. This support extends to families and includes counselling and support groups, assistance with home-based palliative care and, where appropriate, the care of orphans in households headed by children or grandparents.

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AngloGold Ashanti has formed partnerships with several home-based care programmes in the areas around its operations in South Africa. For example, the Carletonville Home-based Care
Programme has 530 people enrolled in support groups, 90 patients receive palliative care and
513 orphans in households headed by children or grandparents are being cared for. Furthermore, a total of 126 former employees receive care from Teba Home-Based Care which is supported by
AngloGold Ashanti and other mining companies operating in southern Africa.
The death rate of employees in service at the four largest business units at the South African operations has been declining over the past three years. There has also been a decline in medical absenteeism amongst those on ART. A key contribution to these declines has been the increased uptake of ART.
Expenditure related to the chronic disease management of HIV-infected employees (including the provision of ART), VCT, home-based care for terminally ill ex-employees, and certain programme-
related research, monitoring and evaluation, amounted to R21.5 million in 2006 (2005:
R16.45 million). This included R2.6 million which the AngloGold Ashanti Fund contributed to
HIV/AIDS-related community projects.
HIV/AIDS at other African operations
Although the prevalence levels of HIV/AIDS are not as high at our other African operations as in
South Africa, the disease does have an impact on employees and their communities. HIV/AIDS-
related programmes are in place at operations in Ghana, Guinea, Mali, Namibia and Tanzania, to contain and lessen the impact of the disease. The management of HIV/AIDS differs from country to country and depends on the respective prevalence levels.
Ghana: An HIV/AIDS policy was developed under the auspices of the Ghana Employers’
Association and the National AIDS Commission in Ghana. According to the commission, the national prevalence rate was 3.1% in 2004 and 2.6% in 2005 (Sentinel Survey 2005) which is similar to those levels prevailing in the region of Iduapriem (2.7%) and of Obuasi (2.8%).
While there is no formal VCT centre at Iduapriem, the mine clinic is equipped to undertake VCT.
Iduapriem, Ghana Goldfields Limited and the Ministry of Health collectively launched a VCT centre at a local government hospital on 18 January 2007. As part of the mine’s HIV/AIDS programme, condoms are distributed with pay slips. AIDS-related death declined significantly in 2006.
Guinea: A national HIV/AIDS Committee oversees work done by individual companies, national organisations and NGOs. At the Siguiri mine, the Comité SIDA Entreprise SAG, a committee comprising members of management, the union and local authorities, has developed an action plan for the management of HIV/AIDS. The national prevalence level is estimated at 3%.
Mali: The national incidence of HIV/AIDS is relatively low at 3.5%. The state manages HIV/AIDS and patients are attended to at state hospitals which also provide ART if necessary. Known cases of
HIV/AIDS at Sadiola make up 1.2% of employees. Four peer educators are provided by a local NGO.

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An HIV/AIDS policy is in place at Morila to address the needs of employees and their dependants.
Although VCT is not offered, condoms are available with 53,020 male condoms and 2,520 female condoms having been distributed during 2006. In 2005, the programme at the mine included the recruitment of a community health educator, the provision of HIV testing kits, community peer educator training and specific awareness events (such as World AIDS day), condom distribution and training. The mine employs 18 peer educators, to give a ratio of 1:88.
Namibia: Although HIV/AIDS prevalence levels in Namibia are similar to those in South Africa, the prevalence level among employees at Navachab mine is estimated to be far lower – at about 8%.
However, most of the workforce is young and at risk of contracting HIV/AIDS. An on-site clinic conducts an integrated HIV/AIDS management campaign and provides both voluntary counselling and testing, and anti-retroviral therapy. In 2006, 34 employees underwent VCT (2005: 17) and a cumulative total of five employees were on ART. A wellness committee with representatives from management, peer educators and the union is to be established in 2007.
Tanzania: According to the Tanzanian Commission for AIDS (TACAIDS), the national HIV prevalence in Tanzania is estimated to be 6.5%; in the Mwanza region where Geita is located, prevalence rates are estimated to be higher, at 15% to 20%. Geita and the African Medical and
Research Foundation (AMREF) have joined forces to provide HIV and STI prevention and management programmes to both mine employees and the community. Data gathered at the
AMREF VCT centre in Geita indicate that the overall HIV prevalence of attendees is 12.4%, with that of women being 19.6%, the community at large, 12.8%, and mineworkers, 6.5%. A total of
2,283 HIV tests were conducted (2005: 2,186) and 123 of those who attended VCT were mineworkers.
AMREF’s budget for 2006 was $100,000, which covered education campaigns, the provision of sexual health services, HIV test kits and care and support of those infected with HIV. The total cost of providing VCT and other sexual and reproductive health services was around $40,000. The planned budget for 2007 is $144,207.
Peer educators at the mine conducted 120 formal sessions during the year and reached
2,777 people; an additional 1,211 were reached informally. Plans are under way to increase the number of peer educators so that the ratio to employees increases to 1:100, in line with
AngloGold Ashanti’s group recommendation.
At Geita, 10 people are currently receiving ART and a local non-government organisation, GDH, was awarded a grant of Tsh250 million from USAID in December 2005 for the expansion of
HIV/AIDS care and treatment provided, to improve the infrastructure and to improve the provision of care given to those living with AIDS.
The annual Geita Kilimanjaro climb attracted 51 people and $260,000 was raised for HIV/AIDS projects in Tanzania. (See case studies Report to Society 2003, Climbing Kilimanjaro – an AIDS
initiative, and Report to Society 2005, Caring for orphans and orphanages.)

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REGIONAL HEALTH
Malaria
Malaria remains a significant risk for the operations in Ghana, Guinea, Mali and Tanzania. Despite the active intervention of international NGOs, the disease has assumed epidemic proportions in these countries, largely a result of ineffective national control measures. The disease is a major cause of death in young children and pregnant women, and also gives rise to morbidity and absenteeism in adult men.
AngloGold Ashanti is in the process of implementing integrated malaria control programmes at each of the operations in these countries. Such a programme comprises:
·
vector control, which involves mosquito identification and insecticide susceptibility tests, as well as indoor residual house spraying, house screening and the provision of insecticide impregnated bed nets (ITNs);
·
larvaciding of both temporary and permanent water bodies in which mosquito breeding is likely to occur;
·
disease management, which relates to effective diagnosis and treatment;
·
surveillance and monitoring of both the vectors and parasites (for drug resistance) and the compilation of accurate records; and
·
information, education, communication (IEC) and health promotion. A set of indicators has been developed to monitor the disease and its effects on local communities and the
AngloGold Ashanti workforce and also to establish baselines against which the outcomes of regional malaria control programmes can be assessed.
The malaria lost-time injury frequency rate (MLTIFR), expressed as the number of cases (incidents)
due to malaria for every million man-hours worked, allows the rate to be compared with the conventional LTIFR and clearly demonstrates the negative impact malaria has on productivity and health in the workforce. Malaria incidence rates are expressed as a percentage of employees affected by malaria in a given period. Because of seasonal changes in malaria incidence, this is usually reported as a quarterly rate.
Ghana: The incidence of malaria and the MLTIFR in 2006 have declined significantly to below 50%
of 2005 rates. Implementation of the integrated malaria programme at Obuasi. (See case study on page 122: Successful implementation of campaign at Obuasi halves malaria incidence rates)
began during the course of 2006 and includes the main features of the vector control programme as discussed above.
A malaria control centre has been established at Sansu, a suburb in the town of Obuasi, to serve as the headquarters for the Obuasi programme and as a training centre for group malarial projects being run at other AngloGold Ashanti mines and for other companies operating in Ghana. The control centre will also function as a satellite research centre and will be equipped with the necessary supporting infrastructure. The insectary is operational and satellite mosquito stations have been established. AngloGold Ashanti is sponsoring the resident entomologist’s doctoral studies at the University of the Witwatersrand in South Africa.
As the success of this campaign, which is a partnership with the community, depends on its acceptance by the community, presentations have been made to a range of stakeholders and interested parties. Around 150 community malaria advocates have been appointed to educate people on how the environment can be changed to prevent the breeding and harbouring of mosquitoes. These advocates will also assist in communicating with communities during periods of indoor residual spraying.

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Use was also made of media, local radio stations, banners and leaflets to communicate with the community. Support for the programme was also received from local agencies and the local director of health. In addition, the official launch of the programme was attended by the President of Ghana and the King of the Ashanti. A presentation on Obuasi’s malaria programme was made to the Ghana Chamber of Mines.
The programme began with the training of spray teams and led to the creation of 125 additional jobs – including spray team supervisors – who, after stringent selection, have undergone extensive training. All positions created were filled by people from the local communities and villages.
Residual indoor house spraying began in April 2006 (spraying is to take place twice a year) and
134,000 structures were sprayed in the first round, of which 27,000 were dwellings; another
34,000 houses were sprayed in the second round which was completed in December 2006. The insecticide being used for spraying is approved by the World Health Organization (WHO).
The choice of an organophosphate insecticide for residual house spraying at Obuasi was based on entomological baseline studies performed by the National Institute for Communicable Diseases,
based in Johannesburg, which showed significant resistance by resident mosquitoes to the standard insecticides recommended by WHO for malaria control, with the exception of the organophosphate group. These insecticides are expensive, difficult to apply and are potentially toxic to spraymen in high concentrations. For this reason a code of practice was developed to ensure that adequate medical surveillance was carried out on this group of employees. During 2006, two rounds of house spraying were completed using organophosphates and during 2007 house spraying will continue use standard pyrethroid insecticides. As part of this programme, around 6,000 nets were also purchased and distributed to high-risk areas such as orphanages, maternity clinics, and children and maternity wards at hospitals.
The Noguchi Institute at the University of Ghana completed a baseline study on parasite prevalence study at Obuasi, the results of which will be used to measure the success of the spray campaign.
At Iduapriem, there has been a decrease in the incidence of malaria from 11.1% to 8.6%.
MLTIFR at the Ghana operations:
Obuasi
Iduapriem
2006
435
388
2005
1,477
416
Guinea: A malaria entomological audit was recently undertaken at Siguiri in Guinea, and an appropriate programme is being developed to combat the disease. The MLTIFR at this operation was 379 in the third quarter of 2006. Continued health education and the provision of clean water at the mine are being used in the fight against cholera.

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REGIONAL HEALTH
Mali: Management of malaria at Morila is based on information obtained from WHO and the use of external consultants. There has been a sharp decline in the incidence of cases of malaria in 2006 to
103 from 314 in 2005, largely attributable to the twice-yearly spraying of houses and the annual re-impregnation of mosquito nets with insecticide. This is an incidence of 1.2%. The actual cost for the year of the vector programme at Sadiola was $90,365 (excluding treatment costs). The programme includes the following:
·
provision of malaria prophylaxis by medical centres to all expatriate employees;
·
spraying with a residual insecticide of all employee houses and the houses in villages housing mine employees;
·
annual re-impregnation with insecticide of all mosquito nets of employees and their dependants as well as those of residents in villages housing employees; and
·
treatment by staff at the medical centres of all cases of malaria diagnosed in employees and their dependants.
MLTIFR at the Mali operations:
Sadiola/Yatela
Morila
2006
46
66
2005
51
138
At Morila, there has been a marked improvement following the introduction of a new insecticide.
The number of malaria cases declined from 425 in 2005 to 329 in 2006. The overall strategy here emphasises the use of prophylaxis by expatriates, information leaflets and an effective drug regimen. A two-year drug resistance study is currently under way on the use of pyrethroids and indications are that this is proving very effective. Integrated malaria control programmes have been successfully implemented at Sadiola, Yatela and Morila, and malaria incidence rates at these operations have declined over time.
Tanzania: The reported incidence of malaria at Geita during 2006 was 10.5%, which compares with 7.3% in 2005. Insecticide treated nets were distributed to employees and the community during the year, and a campaign for early and effective treatment using reliable anti-malarial medication was begun. This is in line with the national malaria policy in Tanzania. An integrated programme of malaria control, similar in content to that being conducted at Obuasi, and involving the mine concession area as well as Geita Town, has been developed and approved for implementation during 2007.
MLTIFR at the Tanzania operation:
Geita
2006
308
2005
194
Other principal health risks
Other regional health risks include cholera in Guinea (See case study in Report to Society 2005,
Anti cholera campaign at Siguiri benefits communities, page RH18), and a potential outbreak of avian flu (See case study on our website (www.aga-reports.com/06/avian-flu.htm) on AngloGold
Ashanti establishes avian flu task force).

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REGIONAL HEALTH
5. Case studies
Two areas in which significant progress was made during 2006 are presented as case studies in this document:
·
the promotion of voluntary counselling and testing (VCT) in South Africa and the economic cost of AIDS. (See case study on page 134); and
·
the implementation of an integrated malaria campaign at Obuasi in Ghana. (See page 122).
Other case studies related to regional health threats that appear on our website are summarised as follows:
VCT programme at TauTona
Voluntary Counselling and Testing (VCT) clinic attendance at TauTona was 4,848 in 2006, more than double the target. TauTona now has the highest number of employees receiving anti-retroviral therapy (ART). A three-phase approach has been developed to control the spread of
HIV/AIDS among employees at TauTona. However, many misconceptions and misunderstandings still exist, and the need for education and maintaining awareness remains. (See our website for the case study at
www.aga-reports.com/06/VCT-TauTona.htm).
AngloGold Ashanti establishes avian flu task force
An avian flu task force has been established to develop and implement a strategy in preparation for a possible avian flu epidemic, which according to the World Health Organization, currently poses the single biggest global health threat at present. While this threat is real, its consequences are currently difficult to quantify. PWC has assisted the avian flu task group in formalising an Avian Flu Business Continuity Management process, initially for the South African operations, to ensure the orderly conduct of operations in the event of such a crisis. (See case study at
www.aga-reports.com/06/avian-flu.htm).

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REGIONAL HEALTH
6. Objectives 2007
The following key objectives have been set for 2007:
HIV/AIDS
In South Africa:
·
to achieve VCT uptake of 60% at all business units;
·
to achieve a rate of 1 per educator to 50 employees;
·
to increase the number of Wellness Clinic patients by 25%; and
·
to increase the number of patients on ART by 25%.
Malaria
·
implement integrated malaria control programme at Geita;
·
obtain approval for funding of control programmes at Siguiri and Iduapriem; and
·
achieve a further reduction in malaria incidence of 25% at Obuasi and achieve community parasite prevalence of less than 50% in all samples.

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Developing skills and embracing
diversity – human resources
Contents
1 Key issues
66
2 Living our values
66
3 Our scorecard
68
4 Review 2006
68
5 Case studies
76
6 Objectives 2007
77

AngloGold Ashanti
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HUMAN RESOURCES
2. Living our values
One of the group’s core business principles relates to employees, namely:
We provide our employees with opportunities to develop their skills while sharing risks and rewards in workplaces that promote innovation, teamwork and freedom with accountability. We embrace cultural diversity.
Succession planning
and the retention of
skilled employees
Constructive labour relations and
minimisation of industrial action
Skills development in core discipline areas
Development and promotion of
women and, particularly in
South Africa, historically
disadvantaged South Africans
Promoting cultural diversity and
achieving workplaces that are
representative of the communities
in which we operate
2006/2007
1. Key issues

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HUMAN RESOURCES
AngloGold Ashanti as an employer – labour practice
1.
AngloGold Ashanti is committed to upholding the Fundamental Rights Conventions of the
International Labour Organization (ILO). Accordingly, we seek to ensure the implementation of fair employment practices by prohibiting forced, compulsory or child labour.
2.
AngloGold Ashanti is committed to creating workplaces free of harassment and unfair discrimination.
3.
As an international company, we face different challenges in different countries with regard to, for example, offering opportunities to citizens who may not have enjoyed equal opportunities in the past. In such cases, the company is committed to addressing the challenge in a manner appropriate to the local circumstances.
4.
We will seek to understand the different cultural dynamics in host communities and adapt work practices to accommodate this where doing so is possible and compatible with the principles expressed in this document.
5.
The company will promote the development of a workforce that reflects the international and local diversity of the organisation.
6.
The company will provide all employees with the opportunity to participate in training that will improve their workplace competency.
7.
The company is committed to ensuring that every employee has the opportunity to become numerate and functionally literate in the language of the workplace.
8.
The company is committed to developing motivated, competent and experienced teams of employees through appropriate recruitment, retention and development initiatives.
An emphasis is placed on the identification of potential talent, mentoring and personal development planning.
9.
Remuneration systems will reward both individual and team effort in a meaningful way.
10.
Guided by local circumstances, we shall continue to work together with stakeholders to ensure minimum standards for company-provided accommodation.
11.
The company assures access to affordable health care for employees and where possible, for their families.
12.
We are committed to prompt and supportive action in response to any major health threats in the regions in which we operate.

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3. Our scorecard
In our Report to Society 2005, we set a number of objectives that we wanted to achieve in 2006 and we report on these in our scorecard below.
Objectives 2006
Performance 2006
Alignment of employment practices throughout Significant alignment of employment the group, while maintaining observance of practices was achieved during the year.
local laws, customs and conventions. However, some work still remains.
Enhancing the company’s localisation and Good progress was made with the employment equity programmes, particularly implementation of the company’s at African operations, with a methodical focus localisation and employment equity on the skills transfer to, and career development programmes, with specific emphasis of, local citizens. placed on skills retention. Further work needs to be done.
Implementation of performance contracts for This has been achieved to some degree, each AngloGold Ashanti employee, either as an particularly at the senior and middle individual or as a member of a working team. management levels. Further work is required.
Establishment of an Employee Share Ownership An ESOP for South African employees
Programme (ESOP) in South Africa, and was approved by the shareholders in examination of the feasibility of ESOPs or December 2006 and is currently being alternative structures or benefits aimed at
implemented. (See case study on page
aligning employee and company interests at
138). An ESOP is planned for the
company facilities elsewhere in the world. Ghanaian operations and is being considered in Namibia and Tanzania.
4. Review 2006
We report our performance in 2006 against our business principles.
Introduction
AngloGold Ashanti is a significant employer in the global gold mining industry. Of importance is the fact that many of its operations are situated in countries and regions where, in terms of the local economy, the company is a significant employer – such as in South Africa, Ghana and Tanzania.
AngloGold Ashanti employed 61,453 people in 2006 (calculated on a monthly average basis), made up of 46,407 (75.5%) permanent employees and 15,047 (24.5%) contractors and joint venture employees. In 2005, the group employed 63,993 people, comprising 47,848 employees and 16,145 contractors.

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HUMAN RESOURCES
Employees and contractors
Employees
Contractors
Total 2006
Total 2005
Variance (%)
Argentina
623
283
906
946
-4.2
Australia
111
368
479
393
21.9
Brazil
2,155
2,273
4,428
3,371
31.4
Ghana
6,509
2,935
9,443
10,180
-7.2
Guinea
1,541
1,167
2,708
1,978
36.9
Mali
506
967
1,473
1,309
12.5
Namibia
313
–
313
315
-0.6
South Africa
30,162
5,806
35,968
40,754
-11.7
Tanzania
2,043
1,177
3,220
2,280
41.2
USA
325
44
369
357
3.4
Other*
2,119
27
2,146
2,110
1.7
Total group
46,407
15,047
61,453
63,993
-4.0
* Includes corporate office and other non-gold producing subsidiaries.
Changes in employee numbers above reflect:
·
Go-ahead for Boddington project in Australia and change in shaft arrangements at Sunrise Dam;
·
Expansion at Cuiabá in Brazil;
·
Sale of Bibiani mine in Ghana, retrenchments at Obuasi (see below) and natural attrition; and
·
Full impact of transition to owner-mining in Tanzania.
In December 2006, AngloGold Ashanti announced a restructuring programme at the Obuasi mine in Ghana. The first phase will involve the retrenchment of 850 of the mine's 5,700 employees and
1,100 contract employees. The second phase will involve the retrenchment of some 1,154 additional people. The restructuring is intended to rightsize the cost structure at the mine in line with production of around 400,000 ounces per annum. Historically the mine was predominantly managed on a functional basis. However, after the initial re-engineering and re-structuring undertaken by AngloGold Ashanti over the past two years, the mine is now managed on a process basis which has reduced the labour complement and identified positions no longer needed. The retrenchments follow extensive consultation and communication with employees.
Management structure and governance
Four executive directors and 13 non-executive directors direct the AngloGold Ashanti board. The board is chaired by non-executive chairman, Russell Edey, and supported by non-executive deputy chairman, James Motlatsi. The chief executive officer, Bobby Godsell, has been in that position since the inception of the company in 1998. The board structure and role is discussed in the Annual Report 2006 and in the Ethics and Governance section of the Report to Society 2006.
The four executive directors are charged with the day-to-day running of the company (making up the executive committee (Exco), which is chaired by the CEO), and they are supported by the management committee. A member of the management committee is responsible for human resources and the central human resource development policies that guide and support the human resources practice within the group. Two chief operating officers and the management of the regions/countries are responsible for the management of the company. Policies are developed and procedures implemented that are relevant to the country and circumstances inherent within the region, complying with regional legislation and labour requirements, as well as region-specific imperatives.
24.5
75.5

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HUMAN RESOURCES
In the discussions that follow the company’s performance as an employer is reported on. This performance is in line with the company’s business principles, which are shown in orange below.
The company reports independently on its compliance with the Mining Charter. This information may be found at www.anglogoldashanti.com
Business principle 1: AngloGold Ashanti is committed to upholding the Fundamental Rights
Conventions of the International Labour Organization. Accordingly, we seek to ensure the implementation of fair employment practices by prohibiting forced, compulsory or child labour.
By virtue of its South African domicile, AngloGold Ashanti is subject to certain conventions signed by the South African government, including the human rights and social conventions of the ILO
(ILO 29, 87, 98, 100, 105, 111, 128 and 138). South Africa’s constitution, together with its associated laws, guarantees non-discrimination on the basis of race and other unfair grounds, freedom of association and the rights of children, among other basic human rights.
Certain ILO conventions (such as ILO Convention 128 dealing with child labour, and ILO
Convention No 29 dealing with forced and compulsory labour) are also governed by law in South
Africa, Argentina, Brazil, Australia, Namibia, Tanzania and the United States, and by law and
various codes such as the Labour Code and Collective Agreement in Mali.
A wide range of agreements and policies is also in place at an operational level to ensure that human rights are protected. These include recognition and collective bargaining agreements, disciplinary, grievance and appeal procedures and non-discrimination agreements.
No breaches of fundamental rights conventions of the ILO were alleged or charges brought against the company in connection with these during 2006.
Freedom of association
In line with the group’s upholding of human rights conventions, freedom of association is encouraged and collective bargaining structures are recognised in those regions where such structures commonly exist. In practice, this means they exist at all operations except CC&V in the
United States and Sunrise Dam in Australia, where employees are not members of unions (as is common practice in these countries). Management/union relationships are governed by negotiated agreements in respect of most of the group’s workforce, with 85.6% of the global workforce represented by recognised trade unions or catered for through collective bargaining processes.
In South Africa, 97.8% of all employees are either represented by unions or catered for by the agency shop agreement. (This agreement exists across the lower level bargaining unit within the company. This means that non-union members contribute 0.75% of their monthly basic pay to a human and industrial relations fund, whereas union members contribute 1% of their monthly basic pay to this cause.) The four unions that are recognised are the National Union of Mineworkers
(NUM), the United Association of South Africa (UASA), Solidarity and the South African Equity
Workers’ Association (SAEWA).
There were no significant disputes or strikes in South Africa during the period, although there were six incidents that led to brief work stoppages. These incidents were amicably resolved. Elsewhere, one strike took place at Cerro Vanguardia Argentina in April and May 2006 by some 200 employees. A total of nine working days were lost.

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Business principle 2: AngloGold Ashanti is committed to creating workplaces free of harassment and unfair discrimination.
Racial and sexual harassment and other forms of discrimination are prohibited by the company’s business principles as well as by legislation in most of the countries where the operations are situated.
Specific policies are in place at all AngloGold Ashanti’s operations to protect the interests of employees.
Representation of women at all levels is as follows:
·
6.2% of all permanent employees are women (2005: 6.1%);
·
women make up 5.9% of the board (2005: 5.9%).
Business principle 4: We will seek to understand the different cultural dynamics in host communities and adapt work practices to accommodate this where doing so is possible and compatible with the principles expressed in this document.
In Mali, expatriate and local employees attend cultural diversity courses, run by a local service provider. A report on Cultural Diversity in Ghana was commissioned by AngloGold Ashanti in
2006. Written by a local, Ghana-based academic and consultant, it is intended to be a guide for expatriate employees and contractors who are sent on assignment or transfer to Ghana, to sensitise them to local traditions, customs and other relevant issues. It is intended that similar documents will be produced for Tanzania and the DRC.
Business principle 3: As an international company, we face different challenges in different countries with regard to, for example, offering opportunities to citizens who may not have enjoyed equal opportunities in the past. In such cases, the company is committed to addressing the challenge in a manner appropriate to the local circumstances.
and
Business principle 5: The company will promote the development of a workforce that reflects the international and local diversity of the organisation.
Employment equity forms a part of AngloGold Ashanti’s broader human resources strategy which aims to promote an organisational culture that recognises the diversity of the societies within which the company operates, and which affords all employees the development opportunities that will enable them to achieve optimal levels of career development during their employment with the company. The group’s employment equity and equal opportunity programme covers employee development and retention, strategies to counteract losses, career development and the promotion of mobility in an environment that is free of unfair discrimination.
Employment equity and/or equal opportunity targets are set and their attainment is monitored by a board sub-committee, the Employment Equity and Skills Development Committee.
·
In South Africa the employment of historically disadvantaged South Africans (HDSAs) remains a particular priority. Employment targets and achievements are reported annually to the South
African Department of Labour (DoL) in 1 August, and reporting will also be provided in terms of the Mining Charter from 2007. Based on the report provided to the DoL in South Africa,
HDSAs comprise 26% of management (2005: 22%). (Managerial employees are defined as those in supervisory and management roles in Paterson job grades D-Lower and above).
HDSAs make up 18% of the board (2005: 18%).
6.2
93.8

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HUMAN RESOURCES
·
Where possible, it is standard practice for AngloGold Ashanti to employ indigenous people, rather than expatriate employees, at all its African operations (apart from those in South Africa).
·
Foreign migrancy is reported in South Africa in line with the spirit of the Mining Charter. Foreign migrants are defined as employees drawn from outside the borders of South Africa but generally from countries within the Southern African Customs Union as well as Mozambique. Many other migrant workers originate from rural areas within South Africa. The percentage of foreign migrant employees (defined in this way) was 35.7% as at 31 December 2006 (2005: 36%).
AngloGold Ashanti has a group policy in place that encourages the employment of local employees and replacement of expatriate employees over time, through skills transfer programmes and career development of local citizens.
In 2006, progress was made:
·
in engaging with academic institutions, particularly in Ghana and Mali, for the development of middle management; and
·
in the development of middle and senior management to build their own competencies.
In particular, at operations in Ghana, Guinea, Namibia, Tanzania and Mali job vacancies, recruitment and separation rates rose significantly in 2006 in relation to previous years. Numerous factors have contributed to this. The expansion of the global mining industry resulted in competition for skilled employees, particularly in the technical disciplines during 2006 and this was compounded by the impending closure of Yatela and Morila, resulting in the loss of many employees.
All of these operations have localisation plans in place which have achieved varying degrees of success. The following principles underpin the region; strategy:
·
Localisation programmes are developed in accordance with the Company’s Employment
Equity Philosophy. (See our website at www.anglogoldashanti.com).
·
A commitment to the development of employees and the provision of employment opportunities are as stated in the company’s values and business principles.
Localisation plans on all operations are scheduled to be reviewed during the course of 2007 with the emphasis being placed on the following: identification of potential, talent management, succession plans, and training and development plans. Progress reviews of the respective localisation plans will take place quarterly during technical visits to the mine by the regional executive teams. (See case study on our website on Localisation programme in Tanzania – www.aga-reports.com/06/localisation.htm).
Business principle 6: The company will provide all employees with the opportunity to participate in training that will improve their workplace competency.
AngloGold Ashanti’s philosophy encompasses a wide range of training initiatives. In 2006, the company spent $26.37 million on employee training and development, of which $21.20 million –
4.64% of pay roll – was spent in the South Africa operations). In 2005, the employee training and development costs for South African-based operations amounted to $23.2 million.
Business principle 7: The company is committed to ensuring that every employee has the opportunity to become numerate and functionally literate in the language of the workplace.
It is the company’s policy to provide Adult Basic Education and Training (ABET) to ensure that all employees are able to become literate and numerate. (All employees at the operations in Australia and the United States are literate, as are most employees in Argentina, Brazil and Ghana.)

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HUMAN RESOURCES
To be literate in a particular language, individuals should be able to use the language effectively to think, to acquire knowledge, to express their identity, feelings and ideas, and to interact with others. To be numerate, an individual should be able to develop the ability and confidence to think numerically in order to interpret and analyse critically everyday situations and to solve problems.
For many years the company has afforded its employees the opportunity to become literate and obtain a qualification that will allow for greater career advancement opportunities. Currently, 19%
of the South African workforce does not have a recognised qualification.
Business principle 8: The company is committed to developing motivated, competent and experienced teams of employees through appropriate recruitment, retention and development initiatives. An emphasis is placed on the identification of potential talent, mentoring and personal development planning.
The group’s Talent Management Programme identifies and develops the group’s management for the future. The programme has three areas of intervention, namely, the development, retention and monitoring of talent, and includes an annual talent review at executive level to monitor succession plans for talented employees.
The programme is aimed both at specific individuals, who have been identified through their career development plans, and groups of individuals with high potential, all of whom attend a range of management development programmes. Development plans form part of the greater performance management process within the group and are reviewed twice a year.
The group runs an Executive Development Programme (EDP), a Management Development
Programme (MDP) and an Intermediate Management Development Programme (IMDP), where younger employees with management potential are identified and given an opportunity to develop their careers.
Study assistance programmes for employees and non-employees are provided across the group to increase the skills pool available to AngloGold Ashanti. In total, $1.98 million was spent on providing bursaries and study assistance to employees and non-employees across the group in 2006.
·
The South African operations support students in full-time studies at universities and universities of technology (formerly technikons). The bursary scheme is open to employees (in-service bursary scheme) as well as to the general public or so-called ‘off-the-street’ candidates. The company currently supports 48 students in the respective schemes studying towards tertiary qualifications. In respect of the 48 students, 12 are employees while 36 are ‘off-the-street’ students. $0.75 million
(R5.12 million) was spent on this programme in 2006. (2005:$1.7 million – R10.8 million)
·
A bursary scheme was implemented in Mali in 2004. Ten top school leavers started studying at the University of Pretoria, South Africa, in the disciplines of mining, engineering, metallurgy, environment and geology.
·
In the United States, the company offers scholarships to dependants of eligible employees to assist them with their college education. Some $40,000 was spent on scholarships for children of employees in 2006. The company also provided reimbursement for tuition fees to employees wishing to pursue a university degree in a discipline related to their position in the company.
·
In Ghana, company bursaries are granted to the dependants of employees who have gained admission to government-approved secondary and tertiary educational institutions. This was undertaken at a cost to company of $135,000 in 2006.
·
The Namibian bursary programme is open to all Namibians (not necessarily employees or their dependants). Bursaries are offered in the fields of geology, metallurgy chemical, mechanical and electrical engineering, human resources and accounting. Six bursaries were awarded by
Navachab mine in 2006 at a cost to the company of N$330,000 ($48.458). (2005: N$400,000)

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HUMAN RESOURCES
·
In South America, the company has a scholarship programme which covers the cost of graduate and post-graduate courses at recognised universities, including language and technical mining courses, at a total cost in 2006 of $567,000.
·
Geita mine in Tanzania has an in-service bursary scheme to promote further educational development of employees. One employee has been sponsored to study at the University of the Witwatersrand in Johannesburg and another at Curtin University in Western Australia.
Training for life
AngloGold Ashanti aims to deliver training and development widely applicable and transferable
– the broad spectrum of programmes ranges from basic literacy and numeracy, through to technical training as well as executive development at top business schools of international repute.
Training for life equips employees or ex-employees with the skills to ensure their continued employability or ability to be self-employed when they are no longer employed by the company. This training is also given in preparation for career endings, both as a result of ill-health or as a result of mine closure.
Employees who are retrenched are offered re-training in a skill that will assist them to remain economically active within their community.
Business principle 9: Remuneration systems will reward both individual and team effort in a meaningful way.
The company seeks to remunerate employees fairly at both an individual and a team level.
Remuneration levels are set taking into account the market as well as economic and inflation indicators. There is generally an annual review or annual negotiations with the representative unions in respect of those employees covered by collective bargaining agreements.
In South Africa, in particular, by far the majority of remuneration elements, although focused on the individual, are the result of collective bargaining between management and the representative unions.
This has given rise to standard rates of pay for the majority of employees (non-supervisory employees, miners and artisans) rather than pay scales in which employees are remunerated for their contribution, as is the case with management and officials. In addition to basic pay, various productivity and safety bonus schemes exist at most operations to both motivate and reward employees and can have a
AngloGold Ashanti Health

AngloGold Ashanti
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HUMAN RESOURCES
significant impact on basic pay. As well as employee benefits that are legally mandated, the various regions offer health care benefits, pension and provident funds, company vehicles, housing, housing allowances or home ownership schemes, life assurance, tuition assistance, maternity benefits and subsidised canteens, among others.
Business principle 10: Guided by local circumstances, we shall continue to work together with stakeholders to ensure minimum standards for company-provided accommodation.
Mining operations are frequently situated in remote areas; in these cases employees are drawn from other regions (and sometimes other countries). Consequently, they do not have their homes in the area. The provision of company accommodation varies from region to region and is dependent on the availability of accommodation, the make-up of the workforce and the remoteness of the region. In major cities, such as Johannesburg, Denver and Perth, housing is readily available.
·
At Sunrise Dam, Australia, many employees operate on a fly-in, fly-out basis and accommodation is therefore provided during the period that employees are at work.
·
At Cerro Vanguardia, in Argentina, South America, many employees come from outside the immediate area of operation and they either stay in houses constructed by the company in nearby Puerto San Julian or in on-mine facilities.
·
At the Sadiola and Yatela mines in Mali, 90% of all employees are housed in company accommodation. Employees not housed in this accommodation receive a housing allowance in accordance with local labour agreements. The government facilitates loans for the purchase of land and housing in the Bamako area.
·
A housing loan scheme (for home ownership) is available for senior employees at Geita mine in Tanzania; other employees receive a housing allowance.
·
At Navachab in Namibia, 50% of employees are housed in company housing; the remainder of employees receive a housing allowance.
·
In South Africa a wide range of accommodation options are available to employees. These options vary from privately-owned houses to company-owned single accommodation residences.
The company provides a housing allowance to assist employees to acquire accommodation.
AngloGold Ashanti Health, a subsidiary of AngloGold Ashanti, provides health care to South African employees. The Vaal River and West Wits areas both have a central hospital providing secondary, and to some extent tertiary level care, surrounded by a network of peripheral primary health care and occupational health clinics. Health care activities which focus on care to employees in these areas and care to immediate dependants, where appropriate, include preventive, occupational, and primary health care; hospital care and the management of trauma; injury on duty; and of HIV/AIDS and tuberculosis. The two occupational health centres are each staffed by two doctors and some 30 support health care practitioners each. The occupational health discipline performs the functions of screening prior to employment, evaluation of baseline health status, surveillance during employment for purposes of early detection of disease (particularly high-risk diseases commonly associated with the mining industry) and directing the management of diseases detected, including the workplace and compensation initiatives required.
Each hospital has about 300 beds with emergency rooms, operating theatres and multi-disciplinary intensive care units. Speciality disciplines include internal medicine; general surgery; orthopaedic surgery; ear, nose and throat surgery; radiology; paediatrics; and obstetrics and gynaecology. These clinical disciplines are supported by the allied clinical disciplines of physiotherapy, occupational therapy and clinical psychology, which together ensure comprehensive patient care and rehabilitation. Access to health care is provided to all employees and, in certain circumstances, to their families. All employees not covered by formal medical scheme arrangements have access to health care at company facilities.

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HUMAN RESOURCES
Historically, the South African mining industry has drawn a large percentage of its workforce from countries around South Africa – Lesotho, Mozambique, Swaziland and Botswana – as well as from rural areas within South Africa, such as the Eastern Cape, KwaZulu-Natal and Mpumalanga.
The majority of these employees prefer to retain their homes in their country or region of origin and to return to their homes during weekends, annual leave periods and at the end of their employment. These employees are accommodated in single accommodation residences which comprise mainly communal rooms (accommodating between four to eight persons per room), catering facilities, visiting families’ units and entertainment and recreational facilities.
A programme is in place to convert the communal rooms into single room accommodation. To date 1,031 single rooms have been created and the plan for 2007 is to create a further 572 single rooms. AngloGold Ashanti also plans to redevelop under-utilised residences into family accommodation and some 86 family units have been completed. A further 127 family units will be developed in 2007.
Meals that are provided in the residence comply with international nutritional standards and are monitored by an independent dietician on a monthly basis.
Business principle 11: The company assures access to affordable health care for employees and where possible, for their families.
Health care provision and acceptable levels of care are determined by, among other factors, the existing infrastructure in the areas in which the employees are located. For the distant communities with which AngloGold Ashanti is associated, the focus is on facilitating access to basic care.
·
In South Africa, health care is largely provided by AngloGold Ashanti Health. (See box on previous page).
·
In Argentina and Brazil health care is provided by an external service provider to employees and their families.
·
The Malian operations have on-site mine clinics that are registered with the national health authorities and provide health care for all employees and registered dependants.
·
In Tanzania health care is provided for employees and their dependants at an on-site occupational health clinic, which was recently upgraded, and local health care facilities. The mine supports the upgrading of the local Geita hospital and offers technical support to its staff.
·
Employees at the Navachab mine in Namibia are members of a medical scheme to which the company contributes, and employees are entitled to private health care as part of this scheme.
An on-mine clinic provides primary health care and occupational health services.
·
Health care services are provided to the employee, his or her spouse and up to six dependants at the Edwin Cade Memorial Hospital at Obuasi in Ghana, while the Iduapriem and Bibiani mines in Ghana and the Siguiri mine in Guinea each has a 24-hour clinic on site for employees and their dependants. In Australia, health care is provided by the national government-run health system and additional employee-funded health insurance is in place. On-site nurses are employed and other health care professionals are contracted to provide a level of care.
·
In the United States, access to health care for employees is provided through a self-insured medical plan administered by a third-party administrator.
Business principle 12: We are committed to prompt and supportive action in response to any major health threats in the regions in which we operate.
See the Regional Health section on page 50.

AngloGold Ashanti
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HUMAN RESOURCES
5. Case studies
The implementation of an Employee Share Ownership Programme (ESOP) at the South African
operations in late 2006 represented the achievement of a significant objective for the company.
This is reported on more fully in a case study on page 138 of this report.
Other case studies that discuss the various challenges and measures to address these at the various operations around the world may be found on our website. Summaries appear below.
Localisation programme in Tanzania
AngloGold Ashanti is moving towards a formal localisation plan, which aims to prepare Tanzanian nationals with the requisite skills at its Geita gold mine.
This is with a view to downsizing its expatriate complement. Training and development programmes are in place, with particular emphasis on the mining engineering discipline. It is anticipated that by 2009 the mine will reduce its current expat complement, currently standing at 6.5% of the total workforce, to 5%, the prescribed national norm in Tanzania. (See case study at www.aga-reports.com/06/localisation.htm).
Reducing labour turnover in Australia
This case study looks into the difficulty of obtaining and retaining skilled labour in Western Australia, particularly within the resource sector, and how AngloGold Ashanti Australia has changed its work roster system to tackle this problem. (See case study – www.aga-reports.com/06/labour-
SDGM.htm).
Strike points the way for new climate of co-operation at Cerro Vanguardia
A strike involving some 200 employees and which resulted in two days work being lost in April and a further week being lost in May at the Cerro
Vanguardia (CVSA) mine in Argentina has resulted in increased understanding and interaction between management and employees.
(See www.aga-reports.com/06/strike-CVSA.htm).
6. Objectives 2007
The following objectives have been set for 2007:
·
alignment of employment practices and, in particular, enhancing the company’s localisation and employment practices, and implementing performance contracts at all levels;
·
adoption and implementation of an ESOP in Ghana; progress discussions on an ESOP in Namibia and Tanzania;
·
roll-out of the Executive Development Programme. This is a collaborative exercise between the Fundaça~o Dom Cabral (FDC) in
Brazil, the University of Cape Town Graduate School of Business and AngloGold Ashanti);
·
roll-out of the Global Human Resources Systems Project to all operations. The system will contain all policies, procedures and administration, information and will ensure a common standard across the group;
·
development of opportunities to enhance diversity within the company; and
·
enhancement internal capability to decrease the use of external consultants across disciplines, through short and medium global work assignments.

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Good stewardship – environment

AngloGold Ashanti
_Report to Society 2006_Page 79
1 Key issues
80
2 Living our values
80
3 Our scorecard
82
4 Review 2006
83
5 Case studies
101
6 Objectives 2007
103
Contents

2. Living our values
AngloGold Ashanti is committed to working in an environmentally responsible way. One of our core values relates to our relationships with and the impact we have on communities in which we do business, namely:
We strive to form partnerships with host communities, sharing their environments, traditions and values. We want communities to be better off for AngloGold Ashanti having been there.
Our business principle ‘AngloGold Ashanti and the environment’ serves as our group environmental policy; it guides the way we do business and enables us to live our values, specifically relating to our environmental impact.
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ENVIRONMENT
A b o u t I S O 1 4 0 0 1
Sound management of
cyanide and implementation
of Cyanide Code by 2008
Efficient use of resources, including
water and energy
Achieving and maintaining ISO14001
conformance and certification at all
operations
Dealing with climate change
Continued development of corporate
environmental guidelines
Timeous reporting and management
of environmental incidents
Mine closure planning
Land management and
biodiversity issues
2006/2007
1. Key issues

AngloGold Ashanti
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ENVIRONMENT
ISO14001: The International Standards Organization (ISO) is a voluntary, not-for-profit network of national standards institutes from 146 countries, with a central secretariat in Geneva. ISO14001 focuses on environmental management systems and was first published in 1996.
AngloGold Ashanti and the environment
1.
We recognise that the long-term sustainability of our business is dependent upon good stewardship in both the protection of the environment and the efficient management of the exploration and extraction of mineral resources.
2.
We will comply with all applicable environmental laws, regulations and requirements.
3.
We are committed to establishing and maintaining management systems to identify, monitor and control the environmental aspects of our activities.
4.
The company will ensure that financial resources are available to meet its reclamation and environmental obligations.
5.
The company will ensure that its employees and contractors are aware of this policy as well as their relevant responsibilities.
6.
We will conduct audits to evaluate the effectiveness of our environmental management systems.
7.
We are committed to communicating and consulting with interested and affected parties on environmental aspects of our activities and to making this policy available to the public.
8.
We will work to continually improve our environmental performance and prevent pollution from our operations.
9.
The company will participate in debate on environmental matters at international, national and local levels.

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ENVIRONMENT
3. Our scorecard
In our Report to Society 2005, we set a number of objectives that we wanted to achieve in 2006 and we report on these in our scorecard below.
Objectives 2006
Performance 2006
Achieve ISO14001 certification at all
By the end of December 2006,
operating mines by the end of December 2006.
certification of conformance to the
ISO14001:2004 standard was achieved or
maintained by 19 out of 21 operations, as
well as a number of ancillary support
services.
Develop a series of environmental guidelines
Five environmental guidelines have been
to direct and continue to improve
drafted, for air quality, water
environmental performance across the company.
management, land management,
chemical usage and waste management.
It is expected that these will be adopted
in 2007. Other guidelines will continue to
be developed such as incident reporting,
biodiversity and mine closure planning.
Establish targets for a reduction in
Targets have been set at an operational
water use, energy consumption and
level and vary from site to site
carbon emissions.
depending on specific operational
conditions and circumstances.
Establishing targets is a key element of
the implementation of ISO14001.
Continue to improve environmental data
Progress that has been made is evident
gathering systems in accordance with
in the detailed GRI matrix that may be
GRI reporting requirements.
found on our website at
www.aga-reports.com/GRI.htm. Further
development and refinement of our
systems are required to provide
comparable data generation and
seamless data flow. The process of
aligning data gathering systems thus
remains a priority.
Formally integrate biodiversity considerations
The South African operations have
in the environmental management
completed Phase 1 of a biodiversity
programmes of the company.
assessment and Phase 2 is under way.
(See case study
www.aga-reports.com/06/biodiversity.htm).
Brazil has established a 729 hectare
private natural forest reserve to conserve
Atlantic Forest (see page 100). In Australia,
specialist studies have commenced on the
Tropicana Lease. Where relevant,
biodiversity is included as an element of
the ISO14001 environmental management
system implemented within the company.
The ICMM’s Good Practice Guidelines
need to be more widely rolled out within
the organisation.

AngloGold Ashanti
_Report to Society 2006_Page 83
ENVIRONMENT
Objectives 2006
Performance 2006
Participate in the ICMM's mine closure
AngloGold Ashanti continues to
project and review the company’s
participate in this project aimed at
processes on the basis of emerging
understanding and improving current
good practice.
environmental and social practices
related to mine closure. A group-wide
review of mine closure planning will be
undertaken in 2007.
Maintain the environmental incident
Reporting system has been maintained.
reporting system.
4. Review 2006
We report our performance in 2006 against our business principles.
Business principle 1: We recognise that the long-term sustainability of our business is dependent upon good stewardship in both the protection of the environment and the efficient management of the exploration and extraction of mineral resources.
Environmental policy and strategy within AngloGold Ashanti is overseen by the Board Committee on Safety, Health and Sustainable Development, which meets on a quarterly basis. The committee comprises three non-executive directors: Bill Nairn (chairman), James Motlatsi and Simon
Thompson; as well as chief executive officer Bobby Godsell and chief operating officers, Neville
Nicolau and Roberto Carvalho Silva. Members of management are invited to participate in these meetings.
During the year, the board committee considered and reviewed the company’s environmental policy and – apart from a number of minor changes in wording – endorsed it as remaining appropriate to the company. Where there are site-specific environmental policies, directing each operation in accordance with local conditions and regulations, these are required to be consistent with the company’s environmental policy.
The heads of the environmental discipline in each of the company’s various regions around the world participate in an Environmental Steering Committee, which identifies and debates critical environmental issues facing the company, and develops appropriate company responses to these challenges. An in-house environmental workshop, which drew 47 environmental professionals from across the group, together with invited specialists, was held in September 2006 in South
Africa. These meetings are a crucial means of obtaining information about the environmental performance of the operations, sharing good practice experiences across the group, strengthening professional support networks and improving communication and awareness of environmental issues within the company.
At an operational level, management of environmental issues and compliance with company policy and government regulations is largely a line function. Line management is, in turn, supported by on-site environmental professionals, who ensure that the company fulfils its obligations to act in an environmentally responsible manner, while at the same time achieving efficient and effective management of its mineral resources.

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ENVIRONMENT
The company faces a wide range of environmental challenges, and not purely of an operational nature.
At the global level, and particularly in North America, concerns about the environmental impact of mining need to be addressed through responsible mining practices and engagement. Government regulation of the mining industry continues to increase in response to public sentiment in the various jurisdictions. Financial institutions, particularly those that are signatory to the Equator Principles, have, with the recent revision of the International Finance Corporation’s Safeguard Policies, strengthened their requirements around loan financing. There are also numerous voluntary international initiatives aimed at addressing issues such as climate change, biodiversity, preventing pollution, securing human rights and ultimately, achieving sustainable development. AngloGold Ashanti is carefully considering these initiatives and formulating company responses including those initiatives in which it chooses to become involved. (See the Ethics and Governance Section on page 22).
The nature of the challenges facing the company differs from site to site, and varies through the different stages of the gold production process. In accordance with an ISO14001 requirement, each site has an Aspects Register which defines its main environmental aspects and associated risks. The company’s environmental priorities are reflected in the corporate environmental objectives for 2007.
Business principle 2: We will comply with all applicable environmental laws, regulations and requirements.
While the group’s business principles and environmental policy guide the way in which we identify, manage and mitigate the impact that we have on the environment, all operations are naturally subject to the environmental laws, rules and regulations of the various countries in which they operate. Where these laws are not well-developed, or indeed do not exist, our operations are also guided by the company's business principles, environmental policy, environmental guidelines and good practice. The company is committed to assisting governments at both a national and local level in developing legislation that is appropriate and effective. (See case study: Improvements in environmental incident reporting system in Mali, – www.aga-reports.com/06/incident-
reporting.htm).
The group-wide implementation of ISO14001 carries with it an obligation to maintain a legal register which identifies all the laws, regulations and other obligations with which an operation is expected to comply and requires that this information is readily available to operating staff. From a corporate perspective, this assists in providing assurance that the operations are meeting their obligations.
C y a n i d e   C o d e
The code is a voluntary industry initiative developed under the auspices of the United Nations Environment Programme (UNEP)
and the ICMM to:
·
promote responsible management of cyanide used in gold
mining;
·
enhance the protection of human health; and
·
reduce the potential for environmental impacts.
See www.cyanidecode.org for further information

AngloGold Ashanti
_Report to Society 2006_Page 85
ENVIRONMENT
No fines were recorded during the year in respect of environmental issues as defined by our Board reporting requirements. In addition, a number of environmental licences and permits were granted with none being retracted on the basis of environmental performance.
In Brazil, the legal action filed by the Nova Lima District Attorney against Morro Velho (the forerunner of AngloGold Ashanti Mineraça~o) concerning the health impact of arsenic on communities living close to old tailings deposits continues. The preliminary report confirmed no evidence of contamination of the Nova Lima population being attributable to the old tailings deposits. Three of the six old tailings deposits in question have already been rehabilitated and work continues on the other three. (See case study: Rehabilitation of old tailings deposits at Nova
Lima, Report to Society 2004.)
Business principle 3: We are committed to establishing and maintaining management systems to identify, monitor and control the environmental aspects of our activities.
and
Business principle 6: We will conduct audits to evaluate the effectiveness of our environmental management systems.
Implementing ISO14001
In March 2005, AngloGold Ashanti’s Executive Committee took a decision that all AngloGold Ashanti operating mines (that is, those not in closure mode or due for closure) should, by December 2006, hold certification to the ISO14001 International Environmental Management System standard. By the end of December 2006, AngloGold Ashanti had achieved ISO14001 certification for 19 of its 21 operations, that is, excluding Navachab in Namibia and Yatela in Mali. Navachab mine is expected to be certified by the end of March 2007 and Yatela mine, which was previously scheduled for closure but whose life has now been extended, will seek certification by December 2007.
The ISO14001 certification is a significant advance in the company’s environmental management because it assures, both from corporate governance and from a public perspective, that:
·
each operation maintains a legal register which identifies all of the law, regulations and other obligations with which the operation is expected to comply, and that this information is readily available to operating staff;
·
each operation maintains an Aspects Register which identifies the significant environmental aspects of its activities and their associated risks;
·
plans are in place to address these environmental priorities and operational risks;
·
resources and responsibilities have been assigned to managing these plans;
·
objectives and targets have been set and will be regularly monitored; and
·
a system is in place which can be continually improved, to ensure better environmental performance.
AngloGold Ashanti recognises that certification does not necessarily guarantee good operational performance and that the challenge will now be to ensure that the system helps deliver the required on-the-ground results. In addition, the system can be subject to independent assurance for improved corporate governance and other purposes. (See case study: Implementing
ISO14001 at AngloGold Ashanti, page 142.)

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ENVIRONMENT
Implementing the Cyanide Code
AngloGold Ashanti was party to the development of the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold and was one of the
first signatories to the code in November 2005. (See box on page 92). Companies that are signatories to the code must have their operations audited by an independent third party to demonstrate their compliance with the code.
The International Cyanide Management Institute (ICMI), which will guide and manage the implementation of the code, was formed during the year. AngloGold Ashanti is represented both on the organisation’s board and on its Industry Advisory Group.
Environmental risk management and incident reporting
AngloGold Ashanti’s environmental professionals participate in incident investigation and risk management processes at a group and operational level. Key environmental risks are identified as part of the company’s overall risk profile and are reported accordingly. (See Annual Report 2006:
Risk management on pages 107 to 123.
AngloGold Ashanti’s incident reporting protocol enables the company to identify and to manage the risks and impacts of environmental incidents, as well as their associated costs. Operations provide the appropriate level of information necessary to advise management and the board of the nature and occurrence of important incidents and developments. In line with this protocol, a major environmental incident report must be made within 24 hours to the corporate office. A summary of reportable incidents and major developments within each region is presented at the quarterly
Safety, Health and Sustainable Development Board Committee meetings.
An environmental incident is defined as 'an event, action or non-conformance with a procedure that results, or has the potential to result, in an adverse impact on the surrounding environment; or any event, action or occurrence which is contrary to the AngloGold Ashanti business principles’. Major incidents are reported to the Board. A major incident is defined as one which could affect the company’s reputation or which results in a cost to the company exceeding $100,000 including fines, compensation, clean-up, loss of production, anticipated litigation costs, etc.
The number of environmental incidents reported to the board during the year was at a similar level to 2005. The implementation of ISO14001 has led to increased scrutiny and awareness of incidents at an operational level.
W h a t   a r e   e n v i r o n m e n t a l   i n c i d e n t s ?

AngloGold Ashanti
_Report to Society 2006_Page 87
ENVIRONMENT
Environmental incident report 2006
Operation
Date and nature of incident
Action taken
Ghana
Obuasi
Coral Snake rock dump material
Immediate clean-up was
was eroded as result of heavy rain,
undertaken. Final closure
flooding Ahansowodea on 24 April 2006.
design for this facility has been
moved forward.
On 3 October 2006, slurry spillage
A pipe replacement
occurred at Aboagyekrom, a suburb
programme was instituted
in Obuasi, with negative impact on
which includes regular
the environment and affected property.
inspections of pipeline wear.
The communication between
dam operators and the Tailings
Treatment Plant personnel was
improved.
On 20 November 2006 an incident
Regular checks along the
occurred as a result of galamsey
length of pipelines were
(artisanal miners) activities when a
instituted and security around
tailings pipe was deliberately punctured,
tailings facilities strengthened.
causing the contents to spill into the
environment. The spillage affected land,
vegetation and the Nyam River.
Guinea
Siguiri
On 10 August 2006 a CIP tank
The spill was detoxified with
overflowed, resulting in about
hydrogen peroxide and
3,500m
3
of slurry overflowing the
cleaned up. No injuries or
bund and being released to the
faunal fatalities occurred.
surrounding environment.
·
matters which, by law, must be reported to
government agencies;
·
matters which, by law, are subject to fines and/or
penalties;
·
environmental impacts which are, by their very
nature, either extensive or likely to have long-term
effects;
·
cyanide-related incidents;
·
tailings dam failures;
·
spillages or leakages with impact beyond the
company’s designated containment areas – of
tailings materials, hydro carbons, acids and other
chemicals;
·
emissions beyond permitted levels, for example,
atmospheric and effluent releases;
·
dust emissions which may impact on the company’s
reputation; and
·
wildlife mortalities and land clearing activities which
may impact on the company’s reputation.

Page 88_AngloGold Ashanti
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ENVIRONMENT
Environmental incident reporting (continued)
Operation
Date and nature of incident
Action taken
South Africa
TauTona Mine Three incidents occurred (15 February, Changes have been made to
16 February and 11 March 2006) on condenser tubes at all
surface and underground resulting in refrigeration plants to ensure the release of 12,300kg of refrigerant that this does not occur
R134a (a greenhouse gas) after the again.
failure of condenser tubes.
The 1A refrigerant plant tripped on low Extensive repairs have been evaporator pressure resulting in undertaken.
approximately 1,550kg of R134a
refrigerant being discharged into the
atmosphere.
Mine Services On 14 November and Samples of discharged water
(West Wits) 20 December 2006, respectively, were taken and analysed to the North Boundary Dam determine water quality.
overflowed, due to heavy rainfall in Subsequently, the dam
the catchment area and discharged operating philosophy was
the water into the Wonderfonteinspruit, reviewed and opportunities for via the Blyvooruitzicht Canal. minimising water levels are
being explored, including
de-silting to restore the full
retention capacity and
pumping of water to an
alternate storage.
Metallurgy Five incidents occurred (10 and A R40 million project to
– Vaal River 24 January; and 1, 23 and increase the capacity of
27 February 2006) when the storage dams in the area has
Bokkamp Dam, a process water begun and will be completed
storage and return water dam
in 2008. (See case study:
overflowed towards the Vaal River
R40 million dam being
after heavy rainfall.
constructed to avoid
contamination of Vaal River
www.aga-
reports.com/06/Bokkamp.htm).
Ambient air quality monitoring station Mechanical modifications to near the East Gold Acid and Flotation the stripper resulted in drastic
(EGAF) plant recorded sulphur dioxide reduction in sulphur dioxide concentration in excess of the SANS emissions. After the June daily average guideline in January and incident, an on-line stack again in June 2006. emission monitor was installed
for proactive emissions’
management during future
plant shutdown and startup
operations. (See case study:
Tenfold reduction in SO
2
emissions at Vaal River Gold
Acid Plant www.aga-
reports.com/06/SO2-
emissions.htm).

AngloGold Ashanti
_Report to Society 2006_Page 89
ENVIRONMENT
Environmental incident reporting (continued)
Operation
Date and nature of incident
Action taken
In October 2006 the daily average of
Total plant emissions
SO
2
emissions from the EGAF plant,
have been significantly
as measured by the in-line stack
reduced following the
analyser, exceeded the Registration
re-engineering of the weak
Certificate’s stack emission limit of
acid stripper and resultant
40g/s on two occasions, and again
improved SO
2
removal from
on one occasion in December 2006.
calcine water. With these
(The certificate allows for total
improvements, the operation
emissions of 55g/s – 40g/s for stack
achieved the Registration
emissions and 15g/s for fugitive
Certificate’s average 24-hour
emissions over a 24 hour period.)
period limit of 55g/s for total
emissions.
On 1 February 2006, AEL and Queen
Control mechanisms were
Mary return process water storage
investigated and have been
dams overflowed towards the Vaal River
implemented.
and Schoonspruit after heavy rainfall
over a period of two weeks.
Ergo
Severe erosion damage, after heavy
Alternative operation
rainfall, to construction works on side
procedures have been
slopes of Daggafontein and Brakpan
implemented to finalise these
tailings facilities on 7 January,
earthworks.
12 February and 20 March 2006.
Excessive dust blew off the Brakpan
The 540mt facility is being
Tailings Storage Facility (TSF) into the
rehabilitated for final closure
neighbouring community because
according to a detailed,
of strong winds (21 May 2006).
approved closure plan.
15 December 2006 – A densitometer
After notifying the police, the
(an instrument used to measure slurry
Department of Health and
densities), was stolen from a radiation
relevant authorities, company
store at the Salvage Yard, Ergo.
representatives visited local
The densitometer contains a
scrap dealers to request their
radioactive source as it uses
assistance in tracing the items
radiation in its measurements and as
and discuss the potential
such, could constitute a health threat
risks of radiation exposure
if not properly disposed of.
from incorrect handling of
the equipment.
Sustainable
A large fire took place in a vacant area
Future timing of annual
Development
adjacent to the Mispah TSF
controlled fire break burning
Operations
threatening the TSF vegetation
programmes have been
on 1 June 2006.
revised.
Mali
Sadiola
A slurry pipeline leak resulted in an
The plant was immediately
area of approximately 20m
2
being
stopped, the spill cleaned up
covered with tailings outside of the
and deposited on the TSF.
tailings facility fence.

Page 90_AngloGold Ashanti
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ENVIRONMENT
Business principle 4: The company will ensure that financial resources are available to meet its reclamation and environmental obligations.
In line with its business principle and in terms of host country legislation, AngloGold Ashanti provides for rehabilitation and final closure of its operations during the operating life of the mine. (Rehabilitation refers to the process of reclaiming mined land to a pre-determined, post-mining use.) While final closure costs may only be fully determined at the time of closure, as at 31 December 2006 the total estimated liability amounted to $482.5 million (2005: $337.7 million). Depending on the laws of the various countries in which it operates, the company may or may not be required to provide assurance that these obligations will be met. The means by which this assurance is provided differs. For example in South Africa, the company maintains a Rehabilitation Trust Fund; in Ghana, a cash deposit is required and in the US, various reclamation bonds and letters of credit used are provided.
At the international level, mine closure planning remains a focal area of the ICMM’s work programme. The recently established project on ‘integrated mine closure’ addresses the integration of social, economic and environmental aspects in the closure process and will seek to develop good practice guidance around these issues. AngloGold Ashanti is participating in this process. The methodologies that are currently employed on the various sites have not been uniform owing to varying jurisdictional requirements and site-specific closure planning practices.
Closure plans are usually developed in advance of any mining being undertaken and are considered as part of the economic feasibility of any project. However, for many of AngloGold
Ashanti’s older operations, closure plans had to be specifically developed. All of our operations now have closure plans which are reviewed and updated on a regular basis to take cognisance of operational conditions and developments, legislative requirements, international protocols and technological developments and advances in good practices. Our auditors have increasingly sought the advice of independent consultants to ensure that we have properly identified our overall liabilities for closure. Over time we intend to develop a more uniform approach to closure planning and accounting and audit all operations for conformance.
Because of international accounting practices and reporting requirements, the manner in which these liabilities have been provided differs from the way in which it was reported in the 2005 report.
Long-term environmental closure obligations comprising decommissioning and restoration are based on the group's environmental management plans, in compliance with the current environmental and regulatory requirements. The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. The provision for restoration represents the cost of restoring site damage after the commencement of production.
Business principle 5: The company will ensure that its employees and contractors are aware of this policy as well as their relevant responsibilities.
Historically, training and awareness has been undertaken by including environmental issues in site-based induction programmes, and regular communication activities such as posters, newsletters, intranet sites, etc. However, ISO14001 requires a much more considered approach.
Employees who perform tasks that have the potential to cause a significant environmental impact are required to be competent on the basis of appropriate education, training and/or experience.
The operation is required to demonstrate, through the presence of records, that it has identified its significant environmental aspects, and assigned roles and responsibilities in managing these.
It also has to show that it has provided the necessary training and awareness, not only to prevent

2006
Rehabilitation
Decommissioning
Total
2005
Region
($ million)
($ million)
($ million)
($ million)
Argentina
6.7
9.3
16.0
8.8
Cerro Vanguardia
6.7
9.3
16.0
Australia
63.7
6.7
70.4
32.7
Sunrise Dam
26.6
5.3
Boddington*
37.1
1.4
Brazil
8.6
26.8
35.4
12.5
AngloGold Ashanti Brasil Mineração
7.5
22.6
30.1
Serra Grande
1.1
4.2
5.3
Corporate
2.1
0.0
2.1
–
Corporate
2.1
0.0
2.1
Ghana**
20.4
24.6
45.0
47.1
Iduapriem
4.9
10.1
15.0
Obuasi
13.5
14.5
28.0
Bibiani
0
0
0
Cluff Resources (Ghana)
2.0
0.0
2.0
Guinea
15.1
13.3
28.4
8.5
Siguiri
15.1
13.3
Mali
7.00
10.2
17.2
13.4
Morila
2.9
2.3
5.2
Sadiola
2.9
3.0
5.9
Yatela
1.2
4.9
6.1
Namibia
3.0
1.7
4.7
3.0
Navachab
3.0
1.7
South Africa
58.5
96.8
155.3
145.3
Great Noligwa
2.6
15.3
17.9
Kopanang
3.1
18.6                           21.7
Tau Lekoa
1.2
6.6
7.8
Moab Khotsong
3.6
15.7
19.3
TauTona
3.3
13.7
17.0
Savuka
0.5
4.9
5.4
Mponeng
2.0
13.8
15.8
Legacy Projects – VR
9.1
7.2
16.3
Legacy Projects – WW
1.2
0.9
2.1
Ergo
31.9
0.1
32.0
Tanzania
22.5
34.3
56.8
44.1
Geita
22.5
34.3
56.8
USA
48.1
3.0
51.1
22.3
CC&V
48.1
3.0
Total
255.7
226.7
482.4                            337.7
* The Boddington operation was re-opened during the year
** The Bibiani mine in Ghana was sold during the year
Decommissioning costs are provided for at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. When this provision gives access to future economic benefits, an asset is recognised and included within mining infrastructure. The unwinding of the decommissioning obligation is included in the income statement. The estimated future costs of decommissioning obligations are regularly reviewed and adjusted as appropriate for new circumstances or changes in law or technology. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money. Gains from the expected disposal of assets are not taken into account when determining the provision.
Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money. Restoration costs
(anticipated) are accrued and expensed over the operating life of each mine using the units-of-production method based on estimated proved and probable mineral reserves. Expenditure (actual) on ongoing restoration costs is brought to account when incurred. Increases in the provision are charged to the income statement as a cost of production.
AngloGold Ashanti
_Report to Society 2006_Page 91
ENVIRONMENT
Rehabilitation and decommissioning liabilities

Page 92_AngloGold Ashanti
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ENVIRONMENT
incidents, but to illustrate the benefits of improved personal performance. Contractors are generally required to undergo site-specific induction and refresher training. In line with the company’s implementation of ISO14001, a far more comprehensive approach to training has thus been developed at an operational level.
Business principle 7: We are committed to communicating and consulting with interested and affected parties on environmental aspects of our activities and to making this policy available to the public.
C y a n i d e C o d e
The code is a voluntary industry initiative developed under the auspices of the United Nations
Environment Programme (UNEP) and the International Council of Mining and Metals (ICMM) to:
·
promote responsible management of cyanide used in gold mining;
·
enhance the protection of human health; and
·
reduce the potential for environmental impacts.
See www.cyanidecode.org for further information
Cyanide Workshop steers and supports Code implementation at AngloGold Ashanti
In November 2006, AngloGold Ashanti hosted a Cyanide Workshop which was attended by cyanide code champions (senior metallurgists) and other staff from across the world. Also in attendance were prominent industry representatives including cyanide auditors, producers, suppliers and an ICMI Board member. The purpose of the meeting was to review progress in implementing the code, confirm the schedule for certification of the company’s operations and deliberate technical difficulties associated with compliance. The meeting was addressed by senior executives of the company, including the CEO, indicating the commitment by the company to comply with the Code.
Examples of the issues and challenges discussed include:
·
results of research undertaken by Australian Centre for Mineral Extension and Research
(ACMER) (See Report to Society 2005) in Australia and Mali with regards to the protection of wildlife around tailings dams;
·
difficulties associated with cyanide monitoring in a hyper-saline environment;
·
the availability of independent ICMI auditors;
·
problems associated with the formation of ponds on heap leach areas;
·
the transport of cyanide and certification of transport companies;
·
plans to reduce residue weak acid dissociable (WAD) cyanide to below 50 ppm;
·
mine closure planning and the requirements of the code in this respect; and
·
community consultation, emergency response planning and procedures.
AngloGold Ashanti’s anticipated cyanide code certification schedule is shown alongside.
Feedback from the delegates during and at the end of the workshop was positive. In particular, the regional cyanide champions were afforded an opportunity to establish networks and contacts within the group, with suppliers, auditors and the ICMI. Importantly the cyanide champions were able to benchmark their regions against the other regions within the company and identify innovations to take back and implement at their own operations.
Mine
Audit date/Proposed
cyanide code audit
date
July 2007 Australia – Sunrise
Dam
Q1, 2007 South Africa –
Mponeng, Savuka,
Kopanang, Great
Noligwa, East Gold
Plant
US – CC&V
Q3, 2007 Brazil – Queiroz Plant,
Corrego do Sitio,
Serra Grande
Argentina – Cerro
Vanguardia
Q4, 2007 Mali – Sadiola, Yatela,
Morila
Q1, 2008 Tanzania – Geita
Namibia – Navachab
Q3, 2008 Ghana – Iduapriem
Guinea – Siguiri
Q4, 2008 Ghana – Obuasi

AngloGold Ashanti
_Report to Society 2006_Page 93
ENVIRONMENT
Communication and consultation with interested and affected parties is an integral part of the way in which we do business. This process is frequently mandated by local legislation. AngloGold
Ashanti’s approach is documented largely in the community section of this report on page 102.
In respect of environmental issues specifically, much communication is carried out through official regulatory channels, supported by participation in a variety of local and regional forums. Apart from involvement in bodies such as the Chamber of Mines of South Africa, the Minerals Council
of Australia and the National Mining Association in the United States, a number of our operations
– particularly in Africa – have initiated annual stakeholder forums which provide an opportunity for communities to raise issues of concern and promote ongoing dialogue.
Business principle 8: We will work to continually improve our environmental performance and prevent pollution from our operations.
Key indicators of environmental performance for AngloGold Ashanti are:
·
the use and management of cyanide;
·
efficient use of resources, including water and energy;
·
mine closure planning and the rehabilitation of disturbed lands; and
·
the prevention of pollution, through proper waste management, and hazardous waste management practices
In recent years, increasing attention has also been focused on issues relating to:
·
climate change and greenhouse gas emissions; and
·
biodiversity
These and other issues have been considered by the Board Sub-committee, as well as executive and operational management.
Cyanide
The use of cyanide is a key component of the gold recovery process. While AngloGold Ashanti is aware of the possible negative impacts of cyanide, the company believes that responsible use is an important component in achieving the viability of orebodies and in sustaining gold mining operations. (See section on Implementing the cyanide code on pages 87 and 96).
While it may be argued that the more cyanide is used, the greater the risk of environmental harm, this is overly simplistic. The efficiency with which cyanide is used, measured against ounces of gold produced, is also an imperfect measure as different ore types require varying concentrations of cyanide for optimal recovery. Nonetheless, this information is provided in the table overleaf.
Total cyanide use decreased by 8.8% in 2006 to 28,319,714kg (2005: 31,059,555kg; 2004:
32,211,096kg).

Page 94_AngloGold Ashanti
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ENVIRONMENT
Cyanide usage
Operation
*Efficiency cyanide usage
Usage (kg)
per ounce of production (kg/oz)
2006
2005
2006
2005
Argentina
Cerro Vanguardia 533.333 560.000 2.30 2.46
Australia
Sunrise Dam 1,720,074 1,671,651 3.70 3.67
Brazil
AngloGold Ashanti
1
377,000 1,071,000 1.56 4.28
Mineraçao
Serra Grande 280,000 288,500 1.44 1.50
Ghana
Obuasi 4,924,014 4,047,000 12.72 10.35
Iduapriem 1,128,000 1,378,000 5.75 6.72
Guinea
Siguiri
2
1,461,000 3,354,000 4.85 11.61
Mali
Morila 2,324,000 2,082,000 4.49 3.18
Sadiola
3
2,848,800 5,369,000 5.70 12.15
Yatela 964,000 846,000 2.73 3.45
Namibia
Navachab                           908,000 814,441 10.56 10.05
South Africa
West Wits 1,477,355 1,311,609 1.27 1.15
Vaal River 3,845,447 3,773,248 2.76 2.46
Tanzania
Geita                               2,965,870 2,497,400 9.63 4.07
USA
CC&V                              2,562,821 1,995,806 9.06 6.05
Group 28,319,714 31,059,555 4.26 4.33
(1)
Reduction in consumption was the result of changeover from ultra-fine milling process to sulphide roasting process for sulphide gold recovery.
(2)
Reduction in consumption is attributed to changeover from heap leaching gold processing to
CIL and a change in pH control philosophy.
(3)
Reduction in consumption attributed to a significant decrease in the ratio of sulphide ore processed.
* Based on 100% of production.
AngloGold Ashanti focuses much attention on preventing pollution by managing the concentration of residual cyanide in waste streams. Compliance with the Cyanide Code provides a comprehensive assurance of good management and acceptable mitigation of risk.
Efficient use of resources, including water and energy
The mining industry by its very nature is a significant user of natural resources and commodities and the consumption of fuel, electricity and water can significantly affect the total cost of mining. AngloGold
Ashanti has plans in place to improve the efficient use of resources and our over-arching philosophy is that this optimisation is best managed at site level where staff understand the requirements of the

AngloGold Ashanti
_Report to Society 2006_Page 95
ENVIRONMENT
operation and can identify needs and reduce wastage. Thus, environmental targets are also established by the individual mines to reflect the priorities and risks unique to each operating unit. Owing to variations in site conditions, as well as mining and treatment processes, resource use efficiencies differ greatly between operations and it is therefore difficult to establish any meaningful company-wide benchmarks.
Water management
Water management and the prevention of pollution (particularly groundwater seepage) remain key concerns across all operations, although the issues are very region specific (for example, issues in high rainfall areas are very different to those in arid areas). There are two main themes in water management: water consumption and water quality (which includes issues such as acid rock drainage and discharges from tailings dams).
Some of the most significant water management issues within the company are:
·
In South Africa, apart from improving and maintaining compliance with water permit conditions, water quality improvements are being driven by the impending Waste Discharge
Charge System (WDCS). The WDCS is a pricing strategy designed by the Department of Water and Forestry to improve national water use efficiencies and financially penalise the dischargers of poor-quality water. A number of water quality management challenges are being addressed by AngloGold Ashanti’s South African operations, perhaps the most significant of which is the separation of clean and dirty water catchments on our older sites, some which date back almost 50 years. This often entails a macro scale redesign of drainage infrastructure that was built when water quality requirements were lax when compared to today’s stringent standards
(See case study: R40 million dam being constructed to avoid contamination of Vaal River –
www.aga-reports.com/06/TSF-upgrade.htm). A second but equally important water quality challenge is the management of groundwater seepage from tailings facilities, where short and long-term engineered solutions, including phytoremediation, are being investigated. (See case study – Report to Society 2004).
·
Recent media attention has focused on the state of the Wonderfonteinspruit, which flows from the north of AngloGold Ashanti's West Wits operations, towards Potchefstroom. The issue is contamination of the water resource, with specific focus on radioactive sediment which has been deposited in the watercourse over an extended period of time by a number of mining companies, including abandoned and closed mines. Naturally-occurring rock in this region contains uranium and other radioactive isotopes. The catchment area includes the workings of a number of mining companies, all with waste rock dumps, tailings dam and associated plant infrastructure. The extent of damage to the stream has yet to be properly quantified, and a number of mining companies – including AngloGold Ashanti – have agreed to form and participate in an action group to address the various issues raised by the community and others. AngloGold Ashanti has in recent years reduced the amount of overflow from the North
Boundary Dam during periods of high rainfall into the Wonderfonteinspruit and has – over the past seven years – spent around R7 million on a stormwater separation system to do this.This system includes the construction of a stormwater channel which diverts rainwater falling in the nearby West Wits Village and allowing it to flow directly to the Wonderfonteinspruit. A further project, currently in progress, will increase the process water storage capacity by using the thickener tanks at a redundant West Wits process plant.
·
At Obuasi, water-related issues were identified as highly significant in the strategic review of the operation completed towards the end of 2005. Management of discharges from the tailings dams and stormwater control around the plants will be among the most important elements in the implementation of the environmental management system. (See case study:

Page 96_AngloGold Ashanti
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ENVIRONMENT
Social and environmental legacies at Obuasi on page 128).
·
In Brazil, water quality monitoring results show that the clean-up of old arsenic bearing tailings materials – an ongoing project – has resulted in a significant improvement in riverine water quality. (See case study: Report to Society 2005).
·
In Colorado, proposed legislative changes will significantly restrict water quality requirements which may result in the need to introduce water treatment process plants and with it, an increase in associated mining costs.
Total fresh water usage at AngloGold Ashanti operations in 2006 amounted to 79,653,998m3.
(2005: 81,805,608m3 ; 2004: 90,363,232m3).
AngloGold Ashanti has, as a member of the ICMM,
committed to the ICMM’s position on climate
change. This position states that ICMM members:
·
Recognise the significance of climate change
as a global issue, requiring a global response;
·
Have made progress in improving energy
efficiency at their operations to reduce
greenhouse gas (GHG) emissions;
·
Recognise scientific evidence which shows
that to protect the global climate system,
sustained reductions in GHG are necessary.
·
Recognise the need for clean, reliable and
affordable energy for sustainable development,
particularly for economic development and
improving social welfare in developing countries;
·
Will:
– Continue to meet or exceed government
standards;
–
Monitor and report GHG emissions
consistent with international standards and
through the Global Reporting Initiative (GRI);
– Reduce GHG emissions as measured in
absolute terms or per unit of production or
through improved energy efficiency.
AngloGold Ashanti has appointed an in-house
working group to consider climate change taking
into consideration the moral/environmental,
economic, political, reputational and practical
considerations of this issue.
The issue was also debated at the 2006
Environmental Workshop and we are looking to the
development of a way forward for, firstly, collection
of GHG emissions data and then, secondly, a plan
of action to reduce GHG emissions.
Climate change

AngloGold Ashanti
_Report to Society 2006_Page 97
ENVIRONMENT
The following table reports on the efficiency of fresh water usage by AngloGold Ashanti in 2006:
Fresh water usage
Operation
*Efficiency – water usage
Usage (m
3
) per annum
per ounce of production
(m
3
/oz)
2006                    2005
2006
2005
Argentina
Cerro Vanguardia
939,647
4
964,307
4.05
4.23
Australia
Sunrise Dam
2,254,970
5
2,319,654
4.85
5.10
Brazil
AngloGold Ashanti
3,371,455
3,827,904
13.93
15.31
Mineraçao
Serra Grande
367,920
388,944
1.90
2.03
Ghana
Obuasi
13,620,000
15,670,000
35.19
40.08
Iduapriem
6
100,000
100,000
0.51
0.49
Guinea
Siguiri                                2,939,059
3,717,191
9.76
12.86
Mali
Morila
2,240,689
2,236,373
4.33
3.41
Sadiola
8,508,907
6,543,000
17.02
14.80
Yatela
12,894,880
12,079,736
36.53
49.30
Namibia
Navachab                            938,000
1,031,554
10.91
12.74
South Africa
West Wits
8,530,177
8,200,289
7.36
7.19
Vaal River
18,567,997
18,884,489
13.32
12.30
Tanzania
Geita                                2,348,666
4,268,816
7.63
6.96
USA
CC&V                               2,031,631
1,573,411
7.18
4.77
Group
79,653,998
81,805,668
11.97
11.42
(4)
Correction to previously published 2005 data, where a number of recycle streams were included.
(5)
Correction to previously published 2005 data, where CTD recycled water was included.
(6)
Estimate of annual groundwater abstraction, nil abstraction from other sources.
* Based on 100% of production

Page 98_AngloGold Ashanti
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ENVIRONMENT
Energy management
AngloGold Ashanti’s mining activities require significant amounts of energy, which is drawn from a variety of sources, but which are predominantly fossil-fuel generated. Given both the cost, and greenhouse gas emissions, it is in the company’s best interests to both minimise and ensure the most efficient use of energy that is used.
AngloGold Ashanti has been monitoring the debate around the renewable energy market, including the use and trading of renewable energy certificates. The company does not envisage conventional energy sources being wholly replaced with renewable energy sources, it is involved in the generation of some of its own renewable energy. These renewable energy options include down-shaft generators in the deep South African mines (See Report to Society 2005) and hydro-electric facilities in Brazil. (See case study: Hydro-electric power generation in Brazil – www.aga-reports.com/06/hydro-electric.htm).
Alternative energy sources explored in 2006 include the use of wind power generation, as well as the conversion of the powerhouse to LNG at Sunrise Dam in Australia (See case study: Wind power at
Sunrise Dam – www.aga-reports.com/06/SDGM-windpower.htm). Some wind-powered options have also been investigated at CC&V in Colorado. On an experimental basis, the company is also investigating the possible use of biodiesel fuels as alternatives to conventional petroleum sources.
AngloGold Ashanti’s total energy consumption from all sources was 29,798,654GJ in 2006.
(2005: 28,210,286GJ and 2004: 31,203,528GJ.)
Efforts to control dust emissions from the Vaal River sulphur paydam, which is being reclaimed to recover pyrite and gold, have been subject to further scrutiny during 2006. (See case study in Report to Society 2005: Dust management at Vaal River.)
The binding agent ligno-sulphonate, which was sprayed on the surface of the dam during 2005, was found to be ineffective during the rainy season because it is water-soluble. Further research was carried out during 2006 on a number of alternative dust
suppressants, the most effective of which was determined to be ridge ploughing. Instead of using ligno-sulphonate which dissolved in the heavy rains, contour ridge ploughing is now being used to create ridged mounds on the flat surface of the dam, thereby also making it less susceptible to wind disturbance.
In respect of dust suppression on the paydam’s road surfaces, trials were carried out during 2006 on the use of waste ash from the boilers at the South Uranium Plant. The study revealed that the ash becomes hard when water is applied to its surface, making it an ideal road cladding substance. Following analysis, it has
subsequently been approved by the Nuclear Energy Corporation of
South Africa (NECSA) and accredited laboratories as an
environmentally safe dust suppression agent. Ash has already been deposited at the sulphur paydam, ready for application in 2007.
With regards to monitoring, single dust buckets to monitor
emissions have been increased from 17 to 23 and two more wind directional buckets (to ascertain from which direction the dust emanates), have been installed, bringing their total to six. These monitoring mechanisms will be key in determining the dust
contribution from mines to the north and east of the paydam –
although the extent of this can only be confirmed after monitoring over an entire seasonal cycle has been completed.
Dust management at
Vaal River Sulphur Paydam

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ENVIRONMENT
The following table reports on the efficiency of energy usage by AngloGold Ashanti:
Total energy usage
Operation
Energy
*Efficiency – energy usage
usage (GJ)
per ounce of production
(oz)
2006
2005
2006
2005
Argentina
Cerro Vanguardia 208,599 215,718 0.90 0.95
Australia
Sunrise Dam 2,275,396 2,149,981 4.89 4.73
Brazil
AngloGold Ashanti 499,693 501,401 2.06 2.01
Mineraçao
Serra Grande 221,004 205,903 1.14 1.07
Ghana
Obuasi 1,945,707 1,891,882 5.03 4.84
Iduapriem 286,007 354,783 1.46 1.73
Guinea
Siguiri                             1,959,489
7
1,995,135 6.51 6.90
Mali
Morila 2,382,446 2,494,728 4.60 3.81
Sadiola 1,014,217 887,232 4.14 2.01
Yatela
8
1,303,928 449,771 3.69 1.84
Namibia
Navachab                          235,961
183,284 2.74 2.26
South Africa
West Wits 6,203,944 6,322,597 5.35 5.55
Vaal River 7,424,668 7,329,634 5.33 4.78
Tanzania
Geita                              2,538,335
1,899,936 8.24 3.10
USA
CC&V
9
1,299,258 1,328,301 4.59 4.03
Group 29,798,654 28,210,286 4.48 3.94
* Based on 100% of production.
* Includes non-product uses on site such as mine accommodation and laboratories, but excludes
Ergo, corporate offices and exploration activities.
(7)
Correction to previously published 2005 data, where fuel used for mobile equipment was excluded.
(8)
Increase on 2005 attributed to pit deepening and expansion activities.
(9)
Includes energy derived from secondary use of spent oils that were burnt for heating.
Greenhouse gas emissions and global warming
Climate change has become an increasingly contentious issue globally. A position has been rigorously debated within the ICMM and by virtue of its membership, AngloGold Ashanti is party to and supportive of this position. (See page 96). The issue continues to be discussed at the highest levels within the company, while at the same time operations are seeking to improve energy efficiencies to curb our contribution to carbon emissions. The company has also participated in discussions around the development of the carbon market and is considering ways in which it could meaningfully participate.

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Biodiversity
The threat to biodiversity as a result of habitat destruction and other human related causes has been a high profile international environmental issue for many years. Through the ICMM we have been engaged in a formal dialogue with the IUCN (World Conservation Union). A significant output from this dialogue has been the recent publication of ‘Good Practice Guidance for Mining and
Biodiversity’. The best practice guidance is designed to integrate biodiversity considerations through all stages of the mining lifecycle, from exploration, through environmental impact assessments (EIAs), to operations and eventually rehabilitation and closure. To date, most of our corporate efforts have been focused on the development of this material in a practical form.
Biodiversity has not been a priority issue for our operations although potentially this could directly affect our future access to land and to capital. The global conservation estate has now grown to cover some 13% of the world’s land surface and 0.5% of the world’s oceans; much of this in remote wilderness areas which are of direct interest to minerals exploration.
Since its inception, the ICMM has been pursing a course of open and constructive dialogue with the IUCN. After consultation with its membership, and as a demonstration of good faith immediately prior to the World Parks Congress (in September 2003), the ICMM made a public statement acknowledging that there may be special areas within the world that may be considered
‘off limits’ to mineral development included a commitment not to mine or explore in existing World
Heritage Sites. In June 2005, our exploration staff completed an exercise comparing our current exploration and mining leases with the UNEP_WCMC’s (World Conservation Monitoring Centre)
database of protected areas. A number of areas of overlap were identified.
There are no overlaps between our exploration projects and existing World Heritage Sites, but the
Asacha joint venture project in Kamchatka, Russia borders on a World Heritage Site. There are also some overlaps with IUCN listed protected areas, particularly in Colombia and Tanzania. In
Ghana, the issue of mining in protected forest reserves remains a sensitive issue. In Brazil, the status of the Atlantic Forest ecosystems, where the majority of our South American mines are located, continues to be a significant concern. In 2006, 34 hectares of Atlantic Forest were affected by mining activities, including those of the Cuiabá Expansion project for the establishment of a new tailings storage dam. This land clearing process was compensated by the creation of a natural reserve (RPPN – Private Natural Forest Reserve) totalling 729 hectares on
Cuiabá mine property. The area consists of Atlantic Forest in an excellent state of preservation.
This supplements the companies’ existing contributions to areas such as the Mata Samuel de
Paula reserve at Nova Lima (see case study: Preserving natural forests – Mata Samuel de Paula reserve at Nova Lima). In the USA and Australian operations, our focus has been assessing the possible occurrence of rare and endangered species on our mining leases.
In the course of the ICMM – IUCN dialogue, the mining industry has been working to improve its relationship with the international conservation community, seeking to reduce the number of land disputes and demonstrating that it is capable of carrying out its business in a responsible manner and contribute positively to the conservation of the world’s biodiversity. The ‘Good Practice
Guidance for Mining and Biodiversity’ details how this is possible. While AngloGold Ashanti has done some work in the area, it acknowledges that still more needs to be done and will – during

AngloGold Ashanti
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ENVIRONMENT
2007 – be seeking to work, in partnership with respected conservation organisations, on a strategy to help us roll out further programmes at our operations. The emphasis of these efforts needs to lie at the local operational level where tangible results can be achieved.
Business principle 9: The company will participate in debate on environmental matters at international, national and local levels.
AngloGold Ashanti is committed to participating in the debate on environmental matters at an international, national and local level. The group actively participates in the ICMM and the Global
Reporting Initiative (GRI) of which it is an organisational stakeholder. (See the section on Ethics and Governance on page 20 for further information.)
Andrew Mackenzie is the company’s representative on the Environmental Stewardship and
Biodiversity Working Group of the ICMM. The environmental stewardship work programme is aimed at enhancing the industry’s environmental performance. Because of the nature of the mining and minerals industry, much of its work is carried out in parts of the world which boast rich natural resources and are often environmentally sensitive. We have a duty of care to ensure our industry behaves in a sustainable way, to ensure we continue to reap the benefits of the earth’s wealth without damaging its sensitive ecosystems. Alongside this aim is the need to work effectively with governments and local communities in order to make sure that environmental criteria do not restrict future access to mineral and metals wealth. In line with the Sustainable
Development Framework, ICMM’s members are obliged to contribute to the conservation of biodiversity and integrated approaches to land use planning as well as respect legally designated protected areas. The taskforce is currently working on projects in the following areas:
·
biodiversity good practice and offsets;
·
integrated mine closure planning;
·
financial assurance;
·
land use planning;
·
IFC/World Bank Environment, Health and Safety Guidelines; and
·
IUCN protected areas system review.
5. Case studies
Sunrise Dam invests in wind power
This case study details the implementation of a wind-powered pump at
Sunrise Dam, the effects it has had on the operation and the future possibilities and relevance for this method of power in the surrounding areas. (See www.aga-reports.com/06/SDGM-windpower.htm).
LNG-fuelled power generation at Sunrise Dam
This case study reviews the transition of Sunrise Dam’s reliance on diesel-
powered electricity to LNG as a cost-effective and environmentally-friendly alternative. (See www.aga-reports.com/06/LNG-SDGM.htm).

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R40 million dam being constructed to avoid contamination of Vaal River
Remedial action is under way to contain spillages from the Bokkamp
Dam, a return water dam that receives water from the West Complex tailings storage facility at the Vaal River operations in South Africa. Much of the spillage flows into the Vaal River resulting in a breach of environmental legislation. A new storm water containment dam is now in the process of construction in order to accommodate excess water from the Bokkamp Dam. (See www.aga-reports.com/06/Bokkamp/htm).
Tenfold reduction in SO
2
emissions at Vaal River Gold Acid Plant
Sulphur dioxide (SO
2
) emissions have been substantially reduced at Vaal
River’s East Gold Acid Flotation (EGAF) plant, which produces sulphuric acid for the uranium leach process. This has been achieved mainly through improved efficiencies of the weak acid SO
2
stripper tower, coupled
with stricter control of plant emissions by way of a permanent stack monitor and a rigorous internal management procedure. The reduced emissions resulted in the awarding of a permanent registration certificate from the North West Chief Pollution Officer in 2006. (See
www.aga-reports.com/06/SO2-emission.htm).
Biodiversity assessment in SA
AngloGold Ashanti’s biodiversity assessment, which started in 2005 with a desktop study, entered its second phase in 2006 when the data collected the previous year underwent a verification process. Expert teams made field trips in and around the Vaal River and West Wits operations to identify fauna and flora species at the various biodiversity management units, with a view to implementing a more rigorous management and monitoring programme. (See www.aga-reports.com/06/biodiversity.htm).
Improvements in environmental incident reporting system in Mali
A more streamlined environmental incident reporting system has been established at AngloGold Ashanti’s Sadiola and Yatela mining operations in
Mali, in collaboration with the company’s joint venture partners. Following a meeting between the environmental departments of both operations and other key stakeholders, a blueprint for a more cost and time efficient environmental incident reporting system was agreed on. (See
www.aga-reports.com/06/incident-reporting.htm).
CC&V receives State of Colorado recognition
The State of Colorado’s Department of Public Health and Environment
recently recognised CC&V’s accomplishment in protecting the environment with a Bronze Achiever award in its Environmental Leadership Programme.
(See www.aga-reports.com/06/CC&V-award.htm).

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ENVIRONMENT
CC&V Gold Mining Company evaluates wind power
Cripple Creek & Victor Gold Mining Company’s Cresson Mine, situated in the State of Colorado, United States of America, is currently investigating various forms of alternative energy including biodiesel and wind power.
(See www.aga-reports.com/06/CC&V-windpower.htm).
The use of hydro-electric power in Brazil
Hydro-electric power, widely accepted as environmentally friendly because of its lack of emissions of greenhouse gases and other pollutants, has been in use at AngloGold Ashanti’s Brazilian operations since 1900. The three dams which provide the water for the system also offer an attractive environment for a range of sporting activities for the local community. (See www.aga-reports.com/06/hydro-electric.htm).
6. Objectives
The following objectives have been set for 2007:
·
To complete certification of all outstanding operations to the ISO14001 standard, and to extend the ISO14001 certification requirement to exploration activities so that these are certified by the end of December 2007.
·
To continue the development and implementation of a series of environmental guidelines to direct and improve the company’s environmental performance.
·
To test, in association with appropriate external organisations, the use of the ICMM’s Good Practice Guidelines in promoting the management of biodiversity-related issues within the company from exploration, through operation to closure.
·
To improve mine closure planning practices, through a review of current processes, comparison with international good practice and development of an appropriate guideline.
·
To continue to improve environmental data-gathering systems, and to produce this data in such a way as to allow meaningful comparison across the company’s operations, and facilitate the setting of targets, corrective management action and reporting of environmental performance across the company.
·
To extend the use of geographical information systems (GIS) across the African region as a way in which to support the improvement of environmental performance.
·
To develop a system that will recognise and reward environmental performance within the organisation.

Page 104_AngloGold Ashanti
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AngloGold Ashanti
_Report to Society 2006_Page 105
Better off because we were there
– community
1 Key issues
106
2 Living our values 106
3 Our scorecard
108
4 Review 2006
109
5 Case studies
112
6 Objectives 2007
113
Contents

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2. Living our values
One of our values relates to the communities in which we do business, namely:
We strive to form partnerships with host communities, sharing their environments, traditions and values. We want communities to be better off for AngloGold Ashanti having been there. We are committed to working in an environmentally responsible way.
Our business principles, ‘AngloGold Ashanti and the community’, guide the way we do business and enable us to live our values.
Increasing local economic
development in host communities
Compliance with the South African Mining
Charter, particularly with regard to relationships
with host communities and labour-sending areas
Ongoing development and implementation
of community and social development
management system
Engaging with communities and
interested parties and jointly
resolving legacy issues where
this is required
Managing relationships and
the impacts of artisanal and
small-scale mining, including
human rights considerations
2006/2007
Managing compensation issues
and potential resettlement
1. Key issues

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COMMUNITY
AngloGold Ashanti and the community
1.
AngloGold Ashanti's aim is to have a positive impact on the people, cultures and communities in which it operates. Accordingly, AngloGold Ashanti will be respectful of local and indigenous people, their values, traditions, culture and the environment.
2.
We will strive to ensure that surrounding communities are informed timeously of, and where possible, are involved in developments which affect them, throughout the lifecycle of our operations.
3.
We will undertake social investment initiatives in the areas of need where we can make a practical and meaningful contribution. In particular, we will contribute to those areas of education and health care which are relevant to our business activities, and those most likely to be sustainable once our operations have come to a conclusion in that community.
4.
The company will encourage its employees to make themselves available for participatory and leadership roles in the community.
5.
We will seek to acquire and use land in a way which promotes the broadest possible consensus among interested people. Where involuntary resettlement is unavoidable, we will abide by appropriate guidelines for resettlement, where they exist, and in any event will work with the local communities to develop workable plans for any resettlement which may be necessary.
6.
We will strive to contribute to the sustainable economic development of host communities through procurement activities; the contribution of redundant assets to the community;
assistance in the establishment and growth of small- to medium-sized sustainable enterprises; and the outsourcing of goods and services from local vendors where appropriate.

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3. Our scorecard
In our Report to Society 2005, we set a number of objectives that we wanted to achieve in 2006 and we report on these in our scorecard below.
Objectives 2006
Performance 2006
Further refinement of social and community
A web-based management system has
development performance. A community
been rolled out to all operations via a
and social development management
series of workshops, operational visits
system is being rolled out across the global
and meetings with key staff. The system
operations and it is anticipated that it will take
currently comprises a Stakeholder
a further 18 months to two years to
Engagement and Integrated
implement fully.
Development Action Plan.
Development of a common auditable base
A key component of the management
for reporting. It is the intention that social
system is its common auditable base.
investment spending will be assured for 2006.
Audit protocols have been developed for
the two core modules of stakeholder
engagement and integrated development
planning. Social investment spending for
2006 has been assured.
Addressing issues arising from small-scale
An external baseline study of artisanal
and artisanal mining, including human
and small-scale mining, including human
rights concerns.
rights concerns, was undertaken in the
Democratic Republic of Congo (DRC). A
similar review is also under way in Ghana
and Guinea. The company is seeking to
work with governments, other companies
and interested parties in promoting a
regulatory environment which allows for
the orderly development and control of
artisanal and small-scale mining in ways
which complement large scale
commercial mining. See case study on
page 124.
Increased emphasis on economic development
The Management System’s Integrated
activities, including setting of targets.
Development Planning module
specifically emphasises local economic
development parameters. The local
procurement programmes in place in
South Africa are being extended to
Ghana in particular.

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COMMUNITY
4. Review 2006
Management and governance
Community-related matters are addressed at board level, under the auspices of the Safety, Health and Sustainable Development Committee which has within its remit the evaluation of social, economic, environmental and health impacts of the company's operations on local communities.
The committee comprises four non-executive directors – Bill Nairn (chairman), James Motlatsi and
Simon Thompson – as well as two executive directors, Bobby Godsell (CEO) and Neville Nicolau
(COO Africa).
AngloGold Ashanti is committed to engaging with non-governmental organisations (NGOs) and other stakeholders on issues of mutual concern. A number of meetings have been held with NGOs during the year and, where appropriate, joint monitoring and investigation processes are being put in place to deal with both legacy issues and ongoing stakeholder concerns at Obuasi and in the DRC.
AngloGold Ashanti has developed a Human Rights policy which it has asked several external parties to comment on prior to approval by its executive committee. It is expected that this policy will be implemented in a phased approach by the end of 2007. In addition, the company has applied to become a signatory to the Voluntary Principles on Security and Human Rights. (See Ethics and
governance section on page 26)
The discussion that follows reports on the company's community-related performance in line with the company's business principles (in orange below).
AngloGold Ashanti and the community
Business principle 1: AngloGold Ashanti's aim is to have a positive impact on the people, cultures and communities in which it operates. Accordingly, AngloGold Ashanti will be respectful of local and indigenous people, their values, traditions, culture and the environment.
As exploration and mining activities frequently occur in areas that are remote or regions where there is very little other economic activity, their relative impact is often heightened. The potential impact of exploration and mining activities needs therefore to be considered at the exploration stage, before any activities begin, right through the operations’ operating lives, to eventual closure and thereafter. A range of potential impacts and mitigating measures are identified during the environmental and social impact assessment, and mitigating measures are then incorporated into the Environmental Management Plans (EMPs) over operations’ life of mine. These are discussed further in the Environmental section of this document on page 78.
In addition to the guidance provided by the company's values and business principles, the group's relationships with communities are often guided by operation or region-specific community policies where they exist. To inform and complement these, a company-wide management system, comprising guidance notes and toolkits are being developed and rolled out.
The South African socio-political landscape is governed by a range of legislation; the most important to the mining sector being the Mineral and Petroleum Resources Development Act
(MPRDA) which requires that all mining operations submit and adhere to a Social and Labour Plan as a prerequisite to the granting of new order mining rights and report their compliance with the
MPRDA in accordance with the Mining Charter. In addition to specific human resources-related

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COMMUNITY
issues, the Charter requires mining companies to engage with local communities in which the company’s operations are situated and from which it draws its workforce. AngloGold Ashanti was granted these conversions in respect of all of its operations in August 2005 and will report on its compliance with the Mining Charter in 2007. This report may be accessed at
www.anglogoldashanti.com
Artisanal and small-scale mining remains a significant challenge for the company. Currently baseline audits and action plans are being put in place at all mines and exploration sites where this is a material issue and interventions are most advanced at Geita in Tanzania. Other sites that are materially affected are Obuasi, Siguiri and exploration areas in the DRC and Colombia. (See case study on page 124).
AngloGold Ashanti is mindful that there are specific considerations that need to be taken into account regarding out interaction with indigenous peoples. The company is also involved in this dialogue via the International Council on Mining and Metals and supports the Council’s draft position statement on indigenous peoples (www.icmm/news/1054Drafthighlevelpositionstatement-FINAL.pdf)
Business principle 2: We will strive to ensure that surrounding communities are informed timeously of, and where possible, are involved in developments which affect them, throughout the life cycle of our operations.
The necessity for, and the process of, informing communities timeously of any developments, and maintaining their involvement throughout the operational life cycle, are enshrined in the law of many of the countries in which the group operates. This communication becomes especially important as operations, or portions of operations either gear up to full production or approach the end of their economic lives. These processes have now been formalised with the rollout of the
Stakeholder Engagement Action Plan guidance note and accompanying resources and tools.
An example of this is the public consultation and disclosure programme developed at Sadiola and
Yatela in accordance with IFC guidelines, which is being implemented to good effect. (See case study in the Report to Society 2004, page 124).
Business principle 3: We will undertake social investment initiatives in the areas of need where we can make a practical and meaningful contribution. In particular, we will contribute to those areas of education and health care which are relevant to our business activities, and those most likely to be sustainable once our operations have come to a conclusion in that community.
The group spent $7.75 million on corporate social investment in 2006 (2005: $8.19). Corporate social investment expenditure is defined as the voluntary investment of funds in the broader community, through programmes, which span a range of development and maintenance activities seeking to complement the work of government, non-government (NGOs) and community-based organisations (CBOs), where the target beneficiaries are external to the company. Corporate social investment specifically excludes those activities which the company is legally obliged to undertake or where the purpose is primarily commercial, for example marketing, employee benefits or marketing activities.
The vehicles for corporate social investment differ from region to region, and operation to operation, and are in line with the specific needs indicated by communities, for example, the
AngloGold Ashanti Fund in South Africa (where most of the company’s employees are based). See
Corporate social investment
expenditure on an attributable
production basis ($000)
2006 2005
Argentina 234 267
Cerro Vanguardia (92.5%) 234 267
Brazil 1,321 754
Serra Grande 629 137
AngloGold Ashanti Brasil
Mineraça
~
o 692 617
Australia 249 88
Sunrise Dam 249 88
Ghana 716 721
Iduapriem (85%) 432 358
Obuasi 128      266
Bibiani 156 97
Guinea 308 552
Siguiri (85%) 308 552
Mali 249 335
Morila (40%) 39 97
Sadiola (38%) and
Yatela (40%) 210 238
Namibia 787 470
Navachab 787 470
South Africa 3,132    4,150
Ashanti Fund 3,025    3,963
and other corporate
donations
South Africa operations 107 187
Tanzania 478 680
Geita 478 680
USA 190 172
CC&V 190 172
DRC 84 –
Exploration 84 –
Total: 7,748    8,189
*The figure for Siguiri includes the amount
paid to the Prefectural Council for the
development of Siguiri as part of a legally
binding 0.4% revenue agreement.

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COMMUNITY
case study on the AngloGold Ashanti Fund www.aga-reports.com/06/AGA-Fund.htm. These processes have now been formalised with the rollout of the Integrated Development Action Plan guidance note and accompanying resources and tools.
The AngloGold Ashanti Fund and Trust were managed by Tshikululu Social Investments, a specialist corporate donor support agency, for over eight years up until the end of December 2006. As a result of changes to AngloGold Ashanti’s corporate social investment strategy and its focus, it has been agreed between the company and TSI that, in future, it will be optimal for AngloGold Ashanti to mange its own CSI delivery. Great care has been taken in planning the handover to limit disruption to historic and potential beneficiaries of the AngloGold Ashanti Fund and Trust.
Business principle 4: The company will encourage its employees to make themselves available for participatory and leadership roles in the community.
The following operation and country-specific programmes are in place:
·
A long-standing volunteer programme exists at CC&V in the United States, where employees are encouraged to be involved in the community through volunteer service. Employees are rewarded with one hour of paid time off for every three hours volunteered for participation in community groups, and one hour off for every two hours volunteered for positions in government, such as serving on the City Council or Planning Commission.
·
In South Africa, 49 employees at the corporate office participated in the 'give-as-you-earn'
and matched volunteerism programme called Hearts of Gold. In total, corporate office employees volunteered 259 hours in their private capacity. During 2007 the programme will be rolled out to two South African pilot mine sites.
·
In Brazil, volunteer time was donated by employees through the 'Holding Hands' programme.
(See case study in Report to Society 2004)
Business principle 5: We will seek to acquire and use land in a way which promotes the broadest possible consensus among interested people. Where involuntary resettlement is unavoidable, we will abide by appropriate guidelines for resettlement, where they exist, and in any event will work with the local communities to develop workable plans for any resettlement which may be necessary.
In 2004, the Board Committee on Safety, Health and Sustainable Development ratified the
International Finance Corporation's (IFC) Safeguards on Involuntary Resettlement as its policy on resettlement. No new resettlements were undertaken during the year. Given the fact that there is potential for new resettlement during 2007, a company-wide guidance note is being developed to assist operations undertaking resettlement and compensation process, and this will be rolled out to all operations by the end of 2007.
As part of the company’s artisanal and small-scale mining strategy, AngloGold Ashanti is in the process of initiating joint programmes with government agencies and other interested and affected parties to identify and allocate land to alternative livelihood programmes, including artisanal and small scale mining, in Ghana, Tanzania, Colombia and Guinea. There is still considerable work to be done on this aspect of the strategy to deal with artisanal and small scale mining issues.
As reported in the Environmental section of this report (page 90) AngloGold Ashanti is participating in an ICMM initiated ‘integrated mine closure’ programme to address the integration of social, economic and environmental aspects in the closure process. We will continue to plan an active role in this process and a group-wide review of mine closure planning will be undertaken during 2007.

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Business principle 6: We will strive to contribute to the sustainable economic development of host communities through procurement activities; the contribution of redundant assets to the community; assistance in the establishment and growth of small- to medium-sized sustainable enterprises; and the outsourcing of goods and services from local vendors where appropriate.
AngloGold Ashanti believes that its operations and activities should contribute toward the long-
term sustainable development of host communities.
This is particularly challenging for sometimes short-lived mining operations or exploration projects, particularly when there is only a limited period in which to make an impact.
Specific examples in 2006 include:
·
In South Africa, the Small and Medium Enterprise Development Initiative (SMEDI) continues to identify people with ability and potential, and enters into a partnership with them to provide education, training and funding with the long-term aim of creating sustainable business. The raising of venture capital is managed through Masakhisane Investments
Limited, which was established in 1999, with an initial capital of R10 million (then approximately $1.6 million). To date, jobs have been created for 3,800 people. (See case study at www.aga-reports.com/06/SMEDI.htm)
·
Similar initiatives, such as the alternative livelihoods programmes, are being developed or are in place at all operations in less economically developed countries, such as Ghana, Guinea,
Tanzania and Mali. At Iduapriem, for example, a local development agency has been contracted to manage the ‘Hand-in-hand’ Alternative Livelihoods programme. This programme will affect about 280 people and incorporate aspects such as income generating activities and micro-credit (with an emphasis on women, education and organisational capabilities). Similar programmes are planned for Obuasi during 2007.
5. Case studies
One of the most significant challenges facing the company is the presence of artisanal and small-
scale mining and the integration of these with formal large-scale mining activities. A case study on
AngloGold Ashanti’s approach to Artisanal and Small Scale Mining may be found on page 122.
Plants for people
This case study examines the P4P project which has been designed to empower the local Aboriginal community near Sunrise Dam, Australia by revitalising traditional knowledge. The project has been initiated in conjunction with the community, to improve sustainability in the long term.
(See www.aga-reports.com/06/p4p.SDGM.htm).
The AngloGold Ashanti Fund and Trust empowering people
The company’s social investment initiatives in Southern Africa are handled through the AngloGold Ashanti Fund and Trust. This case study summarises its activities in 2006 – the level of funding, the number of projects, the chief sectors supported and the main areas in the region that benefited – and focuses on four projects to illustrate the philosophy behind the fund and the way in which it works in practice. (See
www.aga-reports.com/06/AGA-Fund.htm).

AngloGold Ashanti
_Report to Society 2006_Page 113
COMMUNITY
Long term sustainability of mine villages
This case study investigates the reasoning and benefits for changing a mining village, in this particular example the West Wits and Vaal
River/Umuzimuhle villages in North West Province, South Africa, to a proclaimed township. (See www.aga-reports.com/06/formalisation-villages.htm).
CC&V upgrades water system and settles dispute
An improved water supply system not only solves CC&V’s water shortage problems but will also be an asset for the Cities of Victor and Cripple
Creek, located in the State of Colorado, United States of America long after mining is complete. (See www.aga-reports.com/06/CC&V-water.htm).
Fostering partnerships in Patagonia
AngloGold Ashanti’s Cerro Vanguardia (CVSA) mine’s remote location in southern Argentina, and its expected remaining life-of-mine of nine years, has resulted in a challenging situation in which the local communities are over-dependent on CVSA for employment and economic activity. This case study examines the measures the company has taken, working together with the affected communities, and the programmes it has initiated to provide sustainable development for the future. (See
www.aga-reports.com/06/partnerships-CVSA.htm).
6. Objectives
The following objectives have been set for 2007:
·
Further refinement of community relations and social development management system. Additional modules will be developed as required to cover issues including:
– resettlement and compensation;
– human rights and security; and
– cultural heritage and sacred sites.
·
Addressing issues arising from small-scale and artisanal mining, including human rights concerns. In 2007, the focus will remain on continued implementation of the company’s strategy, particularly at Geita, Obuasi, Siguiri and in the DRC
·
Alignment of security arrangements with the Voluntary Principles on Security, a process which should be completed by mid 2008.
·
Increased emphasis on local economic development activities will continue in 2007 in line with the management targets set for key operations.

Page 114_AngloGold Ashanti
_Report to Society 2006
The case studies on the pages that follow cover some of the
most significant issues facing the company in terms of
sustainable development. Many more case studies appear
on our website at www.aga-reports.com/06/case-studies and
summaries of these appear in this document under the
relevant sections
Case studies

AngloGold Ashanti
_Report to Society 2006_Page 115
116 Safety review at South African operations
118 Legacy of silicosis
122 Campaign at Obuasi halves malaria incidence
124 AngloGold Ashanti’s approach to artisanal and small scale mining
128 Social and environmental legacies at Obuasi
134 VCT, key to success of HIV/AIDS programme
138 Harvesting for the future – Bokamoso ESOP
142 Implementing ISO14001 at AngloGold Ashanti
Contents

Page 116_AngloGold Ashanti
_Report to Society 2006
In November 2006 Bobby Godsell, AngloGold Ashanti CEO, was quoted* as saying that there is no reason that the risk of harm should be greater in mining than it is in any other form of economic activity, and that while all human action involves a measure of risk, the challenge is to identify, understand and then manage this risk. Godsell said successful management of health and safety risks in mining requires good science to identify and understand the nature of risks in mining;
engineering to remove or reduce the risks; and creating values, habits and behaviours which make every worker an effective manager of health and safety risk. But, he said, in 2006 AngloGold
Ashanti had seen a disturbing regression in that progress in regard to accidents on its South
African mines and that these reversals had deepened the company’s determination to regain the trend evident over the past 10 years.
In total, 37 people died as a result of injuries sustained at work at AngloGold Ashanti during 2006,
32 of these deaths at the South African operations. In 2005, 25 employees lost their lives in work-
related accidents, 17 of whom were in South Africa. Comparing the fatal injury frequency rate
(FIFR) year-on-year shows a significant increase in the frequency of fatal accidents in the South
Africa operations, from 0.17 in 2005 to 0.35 in 2006.
Half of the fatal accidents (16) in the region were at the TauTona mine near Carletonville
(See
case
study: Mining plan at TauTona changed in the interests of safety at
www.aga-reports.com/06/TauTona-safety.htm), 12 of which were attributable to seismic falls of ground, two to gravity-related falls of ground and the remaining two to other causes. (Falls of afety review at South African operations
S
*Bobby Godsell was speaking at the International Council on Mining & Metals (ICMM) conference in Johannesburg.

AngloGold Ashanti
_Report to Society 2006_Page 117
ground may be related to either seismicity or gravity: seismic-related falls of rock occur when energy is released into the environment, causing ground movement and possible rock falls; gravity-
based falls of rock occur when loose ground is not sufficiently stabilised.)
TauTona’s response to the fatalities has been multi-faceted, aligned to the various legs of the fall of ground management strategy (See case study: Fall of Ground Management at www.aga-reports.com/06/FOGM.htm).
The mine is in the process of changing its mine plan and mining method from longwall to sequential grid mining in most mining areas, which will initially have a negative impact on production. In addition, this mine has reviewed its shaft-pillar mining plan that had been modelled by South Africa’s Council for Scientific and Industrial Research (CSIR) in 2002 and was the subject of a workshop with the CSIR in 2006. The accident on 23 October 2006, which cost five lives, occurred in mining of the shaft pillar.
The TauTona mine plan has also been subject to scrutiny at industry level:
·
It is a component of a two-year Safety in Mines Research Advisory Committee (SIMRAC)
research project, involving the collection of seismic data from areas close to the shaft pillar.
TauTona has an intensive and state-of-the-art seismic monitoring network in place.
·
Tripartite workshops, involving high-level representation from the inspectorate and the
National Union of Mineworkers and other unions were held to review the risks involved in mining each section and to draw up action plans.
·
External parties, including representatives of AngloGold Ashanti’s major shareholder Anglo
American, participated in a review of the region’s safety and health strategy. The review found a strong foundation to the region’s strategy, with a high level of commitment, monitoring, modelling and programme development in place. The review also indicated that this should be used to leverage change and build upon it for further enhancements. A number of areas were also identified for possible improvement and this is being acted upon by the company. The review team endorsed the view proposed by Mr Godsell* when he spoke on the importance and relative weighting of critical factors in the area of safety and health management and where he emphasised that positive results could only be achieved with an emphasis on people. He proposed an approach which comprises systems (10%), engineering (20%) and people (70%). The review team’s recommendations were made in a similar vein.
One particular area of concern that has been raised, both in the external review, elsewhere and in the industry as a whole, is the matter of fatigue. While programmes have been put in place to manage workplace conditions (such as ventilation and cooling), there are clearly a range of issues relating to fatigue that need to be addressed. A comprehensive group level fatigue management guideline has been developed (See case study: Managing fatigue at Sunrise Dam in the Report to
Society 2005: page SH22 and Fatigue management programme progressing at Navachab mine
www.aga-reports.com/06/fatigue-manage.htm). A fatigue management strategy is being developed for the South African operations and a roll out will commence in 2007.
AngloGold Ashanti remains committed to eliminating accidents at work and is determined to achieve significant improvements in the year ahead. In the words of Bobby Godsell, “Every death is unacceptable. While we have achieved significant improvements in recent years and expended a great deal of effort, the recent trend means that we simply have to intensify our efforts.”

The prevention of occupational lung disease and, in particular, silicosis (see box: About silicosis on page 120), is a key focus within AngloGold Ashanti’s occupational health strategy. Silicosis has long been associated with underground mining and is an issue that industry, governments, unions and health care professionals have been grappling with for many decades. For AngloGold Ashanti, silicosis is largely of concern at operations in South Africa and Brazil where silica dust is present in the working environment and intensive efforts continue to be made to prevent the disease.
Effort is also directed at identifying early silicosis and offering alternative, lower-risk placement to employees at risk. Employees with silicosis are treated and compensated in terms of prevailing statutory provisions. The significant efforts made in understanding, monitoring and managing dust control have yielded a great deal of success in recent years.
In Brazil, no new cases of silicosis have been reported in the past five years. In South Africa, silicosis rates declined in the early 2000s, but have been rising again in the past three years. In
2006, the Occupational Lung Disease rate in the South African mines of the company was
10 per 1,000 employees.
While the current focus on silicosis has highlighted the dangers associated with the disease and long-term exposure to the underground mining environment, it is the legacy of former employees who contracted silicosis during their employment that is also a major focus of attention for the company.
In Brazil, there are currently a number of former employees who were associated with AngloGold
Ashanti’s operations at some time and who contracted silicosis during their employment. Most of these former mineworkers reside in close proximity to Nova Lima, the centre of the Brazilian
Page 118_AngloGold Ashanti
_Report to Society 2006
egacy of silicosis
L

mining operations for
close on 170 years. In addition to compensation
paid to affected employees and their families, AngloGold Ashanti has set up and sponsors the Pneumology Reference Centre for treatment and research into lung diseases. (See box on Pneumology Reference Centre – focusing on the health of former employees in Nova Lima in Report to Society 2004).
The centre is particularly aimed at ensuring a better quality of life for former employees afflicted by silicosis and was set up at the time of the closure of the Morro Velho Mina Grande mine in
1995. The centre currently has 1,801 registered users of the facility and, in addition to the rehabilitation and care of patients, provides assistance to employees and their families in dealing with the illness, and with the financial and social issues related to it.
In South Africa, the issue is not as clear cut and contained as it is in Brazil for a number of reasons. Among these are the fact that there are many thousands of former mineworkers associated with current, closed and sold mining operations – not only those owned and operated by AngloGold Ashanti but also other mining companies – and who very rarely reside in close proximity to these operations. It is estimated that some 1 million people have left the mining industry over the past 20 years, whether because of the downscaling and closure of operations or retirement and ill health. Many of these former employees may not have been diagnosed as suffering from the disease at the time that they left the industry or later, in retirement, and they may not have received due compensation from the Compensation Commissioner. It is widely recognised that the compensation system is unwieldy and inefficient and this is currently under review by government, industry and organised labour. (See case study: Worker compensation in
South Africa under review at www.aga-reports.com/06/worker-compensation.htm).
Compensation for occupational diseases and injuries is currently provided for in South Africa by two different statutes – the Compensation for Occupational Injuries and Diseases Act (COIDA) and
the Occupational Diseases in Mines and Works Act (ODMWA). ODMWA covers Occupational Lung
Disease (OLD) in miners only. COIDA provides compensation for occupational injury in all industries (including mining) and for occupational disease in all industries (excluding OLD in
AngloGold Ashanti
_Report to Society 2006_Page 119

Page 120_AngloGold Ashanti
_Report to Society 2006
Legacy of silicosis cont.
mining). There are differences in both the application of and benefits paid in terms of COIDA and
ODMWA. The South African cabinet has recognised this anomaly and in 1999 made a decision to pursue uniformity between the two acts. This process, in which AngloGold Ashanti is an active participant, is under way. It seeks to develop legislation that provides for compensation that is fair and consistent with the company’s view of the need for the sustainable viability of the South
African mining industry.
The mining industry, unions and the departments of labour and health have further committed to improving the delivery of compensation where this is due and have formed a working party to direct a major initiative to detect, treat and assist former mineworkers with silicosis to lodge claims for compensation. (See case study on Making ODMWA work – Nongoma project to be launched –
www.aga-reports.com/06/nongoma.htm). Specific issues being addressed are the identification of the primary areas where these mineworkers reside, the strengthening of the government’s occupational health services so that former mineworkers are better able to access medical facilities for diagnostic examinations, and improvement of the ODMWA certification and compensation claims processes. A key part of the agreed strategy is the establishment of occupational health centres at identified government hospitals in largely rural areas where these former mineworkers reside, to provide for benefit medical examinations and to promote economically sustainable development projects in these areas.
While the Department of Health is, of necessity, the lead agent in the process, as it will identify and establish the occupational health centres and sustain them in the long term, the mining industry through the Chamber of Mines has agreed to fund capital equipment and pre-defined recurrent expenses for a period of two years for each site. This cost is currently estimated at about
R50 million. The parties agreed to a ‘pilot’ project at the outset which would establish the basis for further centres. Of key concern to all parties is that the system that is set up is sustainable in the longer term and, to a large extent, this depends on the provision of appropriate infrastructure and equipment, the establishment of systems, adequate staffing and training of health care workers, and the adequate funding of the project.
Silicosis is an occupational lung disease (OLD) which is caused by the inhalation of free silica dust. Silica dust is present in mines and quarries where quartz concentrations are high, as is the case in many deep-level gold mines (such as in South Africa and Brazil). If inhaled, silica dust may cause a fibrotic reaction (or scarring) in the lung, which results in a reduction of lung functioning.
Often there are no symptoms of the disease, but in severe cases, breathlessness and coughing are the principal complaints. Of additional concern is that the presence of silicosis may predispose an individual to the development of TB, and this is especially so when an employee is immuno-suppressed – for example, if he or she is HIV-positive. Silicosis and TB in silica-exposed employees are considered to be Occupational Lung Diseases in South African legislation.
A b o u t  s i l i c o s i s

AngloGold Ashanti
_Report to Society 2006_Page 121
Extensive consultation on where the project should be initiated resulted in the selection of St
Benedictine Hospital in the Nongoma district of KwaZulu-Natal being chosen as the ‘pilot’ site.
The project is expected to begin early in 2007.
The issue of silicosis is complicated by the fact that both exposure to silica dust and the development of silicosis leads to an increased risk of contracting tuberculosis (TB), which is further compounded by the presence of HIV. The chances of getting TB each year are about 10% to 15%
for an HIV positive person, compared with less than 10% in a lifetime, if HIV-negative. An associated research programme in which four of AngloGold Ashanti’s South Africa operations are participating is the Thibela TB programme, two as experimental sites and two as control sites. (See the case study Thibela TB research programme under way at TauTona and Great Noligwa on our website at
www.aga-reports.com/06/thibela.htm).
The Thibela TB programme is part of a global research programme to find a solution, in the face of an escalating rate of infection, to reducing the incidence of TB, particularly as TB control in the
South African gold mining industry appears to be faltering, despite the implementation of control programmes which exceed World Health Organization standards. This is largely attributable to silicosis and the escalating HIV/AIDS epidemic, which compounds the incidence of TB.
AngloGold Ashanti is acutely aware of its responsibility towards current and former employees in respect of preventing silicosis and assisting employees in accessing compensation for which specific statutory provision has been made. AngloGold Ashanti will defend any civil legal action for non-statutory compensation brought against the company (see box below). Although measures which were adopted in the past for the prevention and detection of silicosis complied with industry standards at that time and were based on the available knowledge of the disease, the company recognises that much needs to be done to identify and assist former mineworkers in accessing compensation. In addition, the company recognises that those communities within which these afflicted former mineworkers reside have also been affected, and that sustainable economic development projects should be put in place to recompense these communities in some way.
Legacy of silicosis cont.
L e g a l  a c t i o n
In October 2006, AngloGold Ashanti received a claim for compensation of damages allegedly suffered by Mr Thembekile Mankayi, who was employed by the company at Vaal Reefs mine from
1979 to 1995, in respect of Mr Mankayi’s having allegedly contracted silicosis. AngloGold Ashanti is defending this action on the basis that avenues for compensation exist in terms of South African legislation, and that Mr Mankayi is precluded in terms of this legislation from recovering damages from the company. AngloGold Ashanti recognises the plight of former employees, however, and proposes that a longer term and co-operative solution (such as that proposed in the case study on the Nongoma project) will be of significant benefit to former mineworkers and their communities.

Page 122_AngloGold Ashanti
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In January 2006 AngloGold Ashanti put into practice an integrated malaria control programme in Obuasi and the outlying areas within the Obuasi Municipal Assembly area, with the aim of halving malaria incidence over the next two years. To maximise successful outcomes, the plan included multiple intervention methods to prevent the transmission of malaria and to effectively treat those already infected.
This campaign, first reported in the Report to Society 2004 (See case study: A scientific approach to malaria control at Obuasi) was originally scheduled to start at the beginning of 2005 but was postponed until 2006 to allow for better planning and understanding of the exact needs of the community.
In 2005, the Obuasi municipal area had an estimated average of 11,000 malaria cases per month according to the local Obuasi health authority, with an additional 6,800 of these cases receiving treatment at Obuasi Mine’s Edwin Cade Memorial Hospital. Of the cases reported at Edwin Cade, 2,400 were employees or contractors and the balance (4,400) were dependants of the gold mine. The cost to the company of malaria includes treatment costs, absenteeism and loss of productivity. Malaria also presents a significant burden to the community, both social and economic.
The key elements of the integrated malaria control programme for Obuasi are:
·
Vector control: Indoor residual spraying of over 134,000 structures in the Obuasi municipality, mine and surrounding villages was coupled with the distribution of long lasting insecticide-treated bed nets to places most susceptible to infection, such as orphanages, maternity and children’s wards. Additionally, temporary and permanent water bodies where mosquitoes breed are being treated with larvicide.
·
Effective disease management: Standard treatment protocols for rapid and early detection and diagnosis of malaria are in place at the hospital and health facilities of the Obuasi Mine
Medical Services. The use of drug treatment regimens aligned with the Ghanaian National ampaign at Obuasi halves malaria incidence
C

AngloGold Ashanti
_Report to Society 2006_Page 123
Treatment Protocol, and which includes the mandatory use of the new Artesunate drugs, has improved cure rates. AngloGold Ashanti has put in place measures to monitor the diagnosis and treatment of malaria for consistency and effectiveness.
·
Surveillance and monitoring: A comprehensive malaria information system was installed to monitor and evaluate the programme for consistent high performance according to World
Health Organization standards.
·
Information, education and communication: Volunteer community advocates have been trained to present health information on malaria symptoms, prevention and treatment and to dispense educational material in the form of pamphlets and posters.
The programme has elicited active engagement from the community with educational campaigns being disseminated by community committees, radio and other relevant media to inform the public of the symptoms and treatment of malaria. A spin-off of the programme is the creation of
127 permanent jobs, in the form of spray operators, who have received intensive training on the techniques of indoor residual spraying.
A malaria control centre was opened in April 2006 by the President of Ghana, John Kufuor, and
AngloGold Ashanti’s Chief Executive Officer, Bobby Godsell, in the Sansu area at Obuasi.
Although primarily the headquarters for the Obuasi programme, it also serves as a training centre for AngloGold Ashanti’s malaria projects at other mines. With key capabilities such as an insectary and laboratory, a planning and strategy centre and training facilities it will be a valuable asset for
Ghana and Africa in the fight against malaria. It will also be used as a satellite research centre by the Noguchi Memorial Institute for Medical Research at the University of Ghana, government departments and other agencies.
The first round of the indoor residual spraying was completed in April 2006 in the town, including both mine community infrastructure and surrounding villages with 134,000 structures sprayed. Of these, approximately 27,000 were dwellings. The second round of spraying started in September.
By November AngloGold Ashanti achieved a 50% reduction in malaria cases seen at the Edwin
Cade Memorial Hospital.

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One of the most significant and multifaceted challenges facing AngloGold Ashanti is that of artisanal and small-scale mining (ASM). It is a material issue at the company’s operations in Ghana, Guinea,
Tanzania and to a lesser extent Mali as well as the exploration sites in Colombia and the Democratic
Republic of Congo (DRC).
Artisanal and small-scale mining is a global phenomenon, with estimates of those directly involved in the activity ranging from 13 to 20 million people in over 30 developing countries and a further 80 to 100 million people depending on the sector for their livelihood. (Source: Community and Small
Scale Mining Initiative (CASM) www.casm.org). It is a socio-economic phenomenon allowing miners to earn low, often subsistence, levels of income, generally in economies characterised by low levels of earnings. Small-scale and artisanal mining is frequently labour-intensive, employing a semi-skilled or unskilled workforce with low levels of mechanisation, production, productivity, recovery and efficiency. Artisanal miners are often simultaneously engaged in subsistence farming and other similar low-income livelihoods. It is most commonly practised in economies with old mining, metal-
working and jewellery traditions, and where the commodity has a high value relative to its mass, such as is the case with gold and precious stones. Individuals either work alone or in teams, mining and panning for gold and selling their product into complex, often opaque, networks of middlemen and financiers.
Small-scale miners frequently work in collectives comprising two to 20 or more people, with varying forms of commercial incorporation and business models.
The key challenge facing AngloGold Ashanti in managing the issues associated with artisanal and small-scale mining is to develop a strategy which permits co-existence and promotes the development of orderly, viable small-scale mining sectors in collaboration with host communities and governments. These issues are complex and numerous.
·
Conflict is common between large-scale operators, working within a formal, regulated land tenure framework and small-scale miners, illegally working on land over which they have no legal entitlement (though they may claim to have an historical entitlement).
·
Small-scale miners often have difficulty in accessing land appropriate to their type of mining
ngloGold Ashanti’s approach to artisanal and
small-scale mining
A

practice, with large-scale operators generally being given preference in the allocation of mining licences and capital development incentives, for reasons associated with governments’
concerns to optimise the exploitation of natural resources in national interests.
·
They experience a lack of capital needed to allow even rudimentary production efficiencies and, often, resultant debt bondage and poverty traps, which prevent them from achieving little more than using a day’s earnings to feed themselves and their families.
·
Unregulated, inefficient and, often, illegal pricing and distribution mechanisms and practices contribute further to commercial inefficiencies and, often facilitate, associations by miners with illegal political and armed groups involved in human rights violations.
·
The sector is generally characterised by poor health and safety practices.
·
Environmental degradation is common, with artisanal miners seldom rehabilitating the areas they have mined. The uncontrolled and unsafe use of mercury in the processing phase is of particular concern given its bio–accumulation tendencies in the eco-system.
·
The sector often includes a large proportion of people from vulnerable groups such as women, children and migrant groups, with labour exploitation, including a lack of respect for basic rights of workers in the sector.
·
There are substantive legislative hurdles in many countries characterised by either a lack of regulation, ambiguous legislation or a legal framework which is inappropriate to small-scale operators and, consequently, is not enforced.
·
Social problems such as crime, increased levels of substance abuse as well as prostitution and high exposure to HIV/AIDS are common.
It is AngloGold Ashanti’s view that these challenges can best be addressed by adopting a multi-
stakeholder approach, with governments taking a lead role in addressing the issue along with artisanal miners, large-scale miners, NGOs and development agencies. A number of projects are under way, and structures have been created to address these issues at both an international and local level.
Key elements of the AngloGold Ashanti ASM strategy
In the first instance, it is necessary to understand properly the history, extent and circumstances of
ASM in particular areas. During 2006 AngloGold Ashanti initiated external baseline studies of ASM in the DRC and Ghana, and a review is also under way in Guinea.
Secondly, the company will assess and work with governments and other interested and affected parties in promoting a regulatory environment which acknowledges the existence and inevitability of
ASM and which seeks to promote its orderly development and control in ways which complement large-scale commercial mining. Key here is proper consideration of property rights, environmental, health and safety considerations, and the marketing and distribution of the product.
Consistent with the view that small-scale mining has a legitimate place in the economy and mining sector, AngloGold Ashanti will work with government agencies and communities to ensure that any small-scale mining will take place on land set aside for that purpose, which has the potential to support small-scale mining and, through appropriate regulatory and administrative procedures, to allocate this land to miners in this sector.
Such an example can be found in Columbia where contracts and collaborative agreements have been established with the communities and mining organisations present in all the areas where artisanal mining activity had been encountered. The company’s ‘Good Friends and Neighbours’
policy allows for the establishment of contracts and collaborative agreements promoting legalised commercial mining activity. At the heart of the programme is the allocation of ground to artisanal miners, giving them legal mining title over the property. In return for this, the miners have to register in terms of the local mining regulatory framework and comply with some basic health and safety and
AngloGold Ashanti
_Report to Society 2006_Page 125

environmental requirements. For the most part, the property identified for disposal to small-scale operators is restricted to narrow high-grade veins or alluvial- colluvial deposits, which are generally not of interest to the company in the short term. However, one of the key advantages of the approach is that it gives the operators a real, value-based, commercial interest in the property. In the event that the company, at some future date, were to wish to incorporate it into a larger-scale mining operation, it can re-acquire it, at a market-related price.
Similarly, in Ghana, the company is working with other mining companies, the Chamber of Mines and the National Minerals Commission to identify properties which are suitable for small-scale mining and to promote registration by miners in respect of operations on these properties.
In Tanzania too, management at the Geita operation is working with local government officials and community representatives in an attempt to identify property which is appropriate to small-scale mining and to promote registration by ASM operators in terms of relevant legislation. Simultaneously, the company is taking steps to secure its mining property to prevent illegal access to old workings on its mining lease, in the interests of the safety of its employees and the local population and for good order. In some cases, this action has been resisted by artisanal miners, but the company continues to address mutual concerns with mining officials and community representatives.
Associated with the land allocation challenge is the requirement for access to appropriate technology to promote operating efficiency, and health and safety. Building on the successes of the work undertaken in Tanzania, this year’s ASM fair saw some 5,000 artisanal miners participate in the event (see 2005 case study). Again, the focus of the fair was to expose ASM operators in the region to both funding opportunities and technology.
AngloGold Ashanti recognises that many regions no longer have the mineral resources in appropriate forms or quantities to support the number of small-scale miners operating in a region. This is clearly apparent in the Obuasi area in Ghana, for instance. Consequently, an integral part of the ASM strategy is to work with interested and affected parties in identifying a broad range of livelihood options, including small-scale mining. For example, the guiding vision for the DRC ASM project is:
‘a sustainable community, benefiting from the economic activity generated by responsible gold mining, where orpaillage (the French term for ASM) is one activity within a broad range of livelihoods’.
In Ghana the company is working directly with communities and development agencies to promote agricultural projects such as animal husbandry and palm nut and jatropha (used for bio-fuel)
cultivation to offer communities economic opportunities to complement mining.
Regarding security and human rights considerations, the company acknowledges and supports the rights and obligations of governments to uphold the law and to prosecute people who act outside
it. The company is also supportive of government efforts to protect its assets and its employees.
Where individuals or groups of people trespass on company property or undertake unlawful mining activity, AngloGold Ashanti will take appropriate action to remove them and hand them over to the police for action to be taken against them in terms of the law.
However, AngloGold Ashanti is equally concerned to ensure that any security activities associated with
ASM are carried out in accordance with established international norms of human rights. This commitment is also manifested in the company’s subscription to international voluntary conventions such as the
Universal Declaration of Human Rights, the Global Compact and the Voluntary Principles on Security and
Human Rights, to promote and ensure the protection of citizens’ human rights in the upholding of the law.
And where government public order, military and policing authorities are involved in the enforcement of laws in this regard the company welcomes and encourages a dialogue between government officials, mining companies and other interested stakeholders to consider appropriate strategies.
In this respect, AngloGold Ashanti in Ghana is aware of a number of cases where accusations of human rights abuses have arisen over the past 10 years, where police or mine security have sought
Page 126_AngloGold Ashanti
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AngloGold Ashanti’s approach to artisanal and small-scale mining cont.

AngloGold Ashanti
_Report to Society 2006_Page 127
to apprehend galamsey (as artisanal miners are known in Ghana), and which have led to allegations having been levelled against the then Ashanti Goldfields and, subsequently, against AngloGold
Ashanti (See Report to Society 2005: Understanding and working with artisanal miners in Africa). In response to these historical issues and any which might occur in the future, the company is in the process of establishing a joint investigation forum with human rights and community-based organisations to promote appropriate standards and ensure that any allegations of inappropriate conduct are properly investigated and conflicts resolved.
By way of example of the company’s approach to security and ASM, at the end of 2006, the government of Ghana announced that, in the interests of upholding the law relating to mining title and property rights, it intended acting against illegal mining activities in several regions in the country.
AngloGold Ashanti, acting through the Chamber of Mines at the level of national government and directly with local law enforcement agencies, held a series of meetings with officials and community representatives to discuss both law enforcement and human rights issues associated with the action. These meetings were intended to ensure common cause between company and government security officials regarding both the effectiveness of the operation and compliance with human rights obligations and undertakings. The operation proceeded as planned, without incident.
Consistent with its principles and undertakings, the company will continue and strengthen, internal programmes to ensure that company security officials, in the performance of their duties, comply with relevant national laws and international conventions. Working with other interested stakeholders, the company will also continue to develop programmes to promote health and safety, environmental protection and efficient mining practices in the small-scale industry. And in this way working in association with government, AngloGold Ashanti will reinforce its efforts to develop lawful and properly regulated small-scale mining industries in the countries where it does business.
AngloGold Ashanti has become increasingly active in CASM, which is housed in the World Bank
Group, and two years ago took a seat on its Strategic Management Advisory Board.
All of these activities are in turn undertaken within the context of the company’s stakeholder engagement and integrated development action plans that mines and exploration sites are putting in place which seek to engage communities and other stakeholders in finding a range of development and livelihood alternatives to address the underlying causes for the ASM phenomena.
There is much collaborative work to be done.
AngloGold Ashanti’s approach to artisanal and small-scale mining cont.
Small-scale, informal artisanal mining is a major source of employment in many parts of the world, especially Africa. Established centuries ago, such mining activities often represent the only source of employment. In many countries, such as Burkina Faso for example, recent droughts have reduced the viability of agriculture as a source of livelihood. In the vicinity of Siguiri mine, AngloGold Ashanti’s operation in Guinea, some 10,000 artisanal miners were estimated to be operating illegally within the mine lease area in 2006.
As this mining is heavily labour-intensive and carried out largely through manual labour, without regulation, training, or appropriate equipment and technology, it clearly presents risk factors in a number of areas. From a safety and occupational health perspective, people working in these conditions are at risk of accident or injury. Overcrowding and poor housing, and the lack of water and electricity, are conducive to health issues arising.
The integrity of formal mining operations is also severely compromised. In open-pit mining operations, slope stability may be affected by illegal excavations. Theft of gold-bearing material, equipment and other assets has also been frequently experienced and on a number of occasions, mine staff has been severely injured in encounters with informal miners.
A r t i s a n a l  m i n i n g i n  A f r i c a
– t h e  s a f e t y  a s p e c t s

Page 128_AngloGold Ashanti
_Report to Society 2006
The business combination between AngloGold and Ashanti in April 2004 was the start of a long and complex process of not only combining the physical assets of the company into a single operating and accounting entity, but it also involved a multi-faceted process with the stakeholders of the company, both internally and externally, particularly in Ghana.
The change of effective control of the company from an Accra-based entity to a Johannesburg-
based company (albeit that both Ashanti and AngloGold are largely owned by international shareholders and that the government of Ghana is now a significant shareholder in the combined company and is represented on its board) was an emotive and understandably unwelcome change to some employees and communities. It also provided an opportunity for national and international NGOs to increase pressure on the new company and to deal with issues that might not have received adequate attention in the past, or which could not comfortably be raised with a local company.
The former Ashanti’s relationship with local NGOs tended to be burdened with mistrust and mutual suspicion. AngloGold Ashanti’s relationships with these NGOs have progressed over the past two years, as have direct relationships with community members. Admittedly, however, these paths have not always been smooth or without acrimony and much remains to be done to establish common ground and a way of working.
AngloGold Ashanti has, however, indicated its intention to engage in dialogue with local Ghanaian civil society groups, such as Third World Network Africa (TWNA) and Wassa Association of
Communities Affected by Mining (Wacam), and foreign groups they work with such as the UK-
based ActionAid (which released its report: Goldrush – the impact of gold mining on the poor ocial and environmental legacies at Obuasi
S

AngloGold Ashanti
_Report to Society 2006_Page 129
people in Obuasi in Ghana – download pdf of ActionAid Report and AngloGold Ashanti response at www.aga-reports.com/06/Obuasi-legacy.com). Since the merger, AngloGold Ashanti has been working towards the development of constructive relationships with these and other parties.
Legacy issues
A significant challenge for AngloGold Ashanti is that mining has been taking place in one form or another at Obuasi for more than 100 years and that the company has to deal with significant environmental legacy issues from the past while at the same time addressing the challenges of present mining activities. In fact, many of the issues and much of the research referred to in recent reports by these groups predates the business combination between AngloGold and Ashanti.
Engaging with NGOs
AngloGold Ashanti is in discussions with Wacam regarding the setting up of a joint investigation group which would investigate legacy issues and current and future areas of concern. Issues that have been raised and would be considered by such a committee are land issues and damage to property, environmental concerns and concerns relating to human rights. In particular, AngloGold
Ashanti has indicated that it is committed to:
·
Reviewing jointly allegations of abuse of Mr Awudu Mohammed (Report to Society 2005 –
page C17). In his case there are contradictory medical reports and opinions on the cause of injuries sustained when being pursued on company property by police and AngloGold
Ashanti asset protection.
·
Reviewing other allegations of human right abuses on company property, some of which go back as far as 10 years but which have been repeatedly highlighted by Wacam and other groups.
·
Reviewing settlements and compensation which have been agreed on should that group deem it appropriate.
·
Continuing to review and develop its environmental policies and procedures at Obuasi to address ongoing environmental pollution issues and to address legacy issues. (See box overleaf).

Page 130_AngloGold Ashanti
_Report to Society 2006
Social and environmental legacies at Obuasi cont.
In more general terms, the company has been considering and addressing the issue of artisanal and small scale miners (See case study: Artisanal and Small-Scale Mining and AngloGold Ashanti
on page 124) which is of concern to both the company and the community as it has led to safety and health issues for employees and community members alike, sabotage of company property
(including broken tailings pipes which have contributed to environmental problems), disruptions to production and human rights issues. The company is aware of the challenge it faces in finding a balance between the obligation to protect its assets in ways which do not infringe human rights and at the same time recognising that small scale mining can be a legitimate means of earning a livelihood in a gold-rich area.
Related to this and other community issues, the company is dealing with its relationship with both the police and army services in areas in which it does business. AngloGold Ashanti has applied to become a signatory of the Voluntary Principles on Security and Human Rights, and while this has not yet been formalised, the company has sought to adhere to the Voluntary Principles. As part of this commitment the company is currently reviewing its policies and practices in respect of human rights and is standardising human rights training across the group.
AngloGold Ashanti has, over the past two years, taken a number of steps to address environmental pollution issues at Obuasi. Following a strategic environmental review conducted in
2005, five major environmental risks were identified and plans have been put in place to start dealing with them.
The five areas that have been identified as requiring attention are:
·
Water management issues
·
Rehabilitation plans
·
Arsenic management (which has largely been addressed – see below)
·
Final closure estimates
·
A legacy programme to address historical issues.
Community concerns
In addition, the company is aware of concerns raised by local residents and NGOs in respect of elevated levels of heavy metals and arsenic in and around Obuasi.
One of the most significant areas of concern was the safe disposal and rehabilitation of an area in which some 10,000 tonnes of arsenic trioxide which had been stockpiled at the Pompora
Treatment Plant at Obuasi following the collapse of the arsenic market in the early 1990s. (See
Report to Society 2004: Arsenic remediation at Obuasi on page E31). This stockpile came about as a by-product of gold mining at Obuasi and has been safely placed in a lined storage facility to prevent any further environmental contamination.
As in a number of other places in the world, gold and base metals at Obuasi are strongly associated with naturally occurring deposits of arsenic (arenopyritic orebodies). When the host rock is crushed to release the gold, arsenic, together with base metals, may be released into the tailings or waste residues.
Addressing environmental issues at Obuasi

AngloGold Ashanti
_Report to Society 2006_Page 131
Social and environmental legacies at Obuasi cont.
Engaging with communities
In an effort to initiate a formal process of engagement directly with communities in Ghana,
AngloGold Ashanti held Sustainable Development Workshops in Obuasi in August and October
2006 – the first for internal role players and the second for external stakeholders and interested parties. More than 50 people attended the second session. Key issues addressed included:
·
the need for more proactive and better stakeholder engagement, and the development of a formal stakeholder engagement process;
·
agriculture as an opportunity for development;
·
manufacturing opportunities. A specific summit on “The future of gold jewellery manufacturing”
is planned;
·
services (provision and development of providers);
·
tourism as an opportunity for development; and
·
other opportunities for development, including social investment opportunities and needs, land use in the longer term.
Although water sampling programmes have been conducted over
many years, a new programme to identify areas of land and water courses containing high concentrations of arsenic was initiated in
December 2006. The following has been put in place.
·
An intensive plan to establish and monitor the quality of the ground water in the vicinity of Obuasi and to develop a
conceptual ground model which will assist in understanding
water flows and developing a comprehensive water
management programme. Natural water courses have been
plotted on the AngloGold Ashanti Geographic Information
System (GIS) allowing the company to track their proximity
to mining areas and communities. Information is being
gathered from 86 sampling points and is being recorded on
the GIS and, from this data, any polluted streams will be
identified. A systematic campaign of sampling a selection of the 120 community boreholes is also planned. Based on the
information generated, an arsenic pollution profile will be
determined for each stream and recorded as a benchmark.
The most significant arsenic discharges into the streams and natural environment will be traced to their origins, which may or may not relate to mining, and action plans will be
developed in response to these. This initial programme is
expected to be completed in 2007.
·
A comprehensive water balance has been established for the
Obuasi operations, showing both the piping reticulation and
the volumes of water handled. Investigations have revealed
that excess water from operations has been discharged into
the natural water courses and that these discharges contain
levels of toxins higher than the Environmental Protection
Agency (EPA) standard. An immediate part of the remedy is
the commitment by Obuasi to purchase two water treatment
plants for the removal of cyanide so that water may be
reused in the plant. This will significantly reduce the volumes of water discharged as the discharge points will decrease
from three to one.
·
An initial investigation into the presence of toxic metals in oranges and other fruits at Obuasi has been conducted,
following publication of a report by TWN alleging the
presence of traces of arsenic in these fruits. The company
has approached TWN proposing a joint further investigation
into this matter. TWN’s response was still awaited at the time of writing. (See box overleaf)
ISO14001
In line with the group’s policy to implement ISO14001 (see case study on page 142), Obuasi mine was recommended for
certification as having been in conformance with this standard by independent auditors DLIQ. The key risk areas and issues
identified above are being addressed as part of the ISO14001 system implementation.

Page 132_AngloGold Ashanti
_Report to Society 2006
Social and environmental legacies at Obuasi cont.
Following concerns raised first by Third World Network (TWN), and later by ActionAid, relating to the alleged presence of arsenic, mercury and zinc in oranges grown near AngloGold Ashanti’s mining operations in
Obuasi, the company has put in place a number of measures to review and address the situation.
It should be noted that there is a level of naturally occurring arsenic in the soils in the Obuasi area, as is quite common where certain types of gold-bearing ore is found. It is unclear at this stage whether existing arsenic levels are naturally occurring or due to mining activities.
In the first instance, the company has had an initial meeting with TWN and has indicated its willingness jointly to investigate the matter and to submit specimens for independent testing. The company has also requested that any scientific data in the possession of TWN be shared with the company so as to take the matter forward in an objective and methodical manner. The company would share its own initial research with TWN at the same time.
The current plotting of natural water courses and arsenic and heavy metal pollution through the
Geographic Information System (GIS) will be used to tie in the location of orange groves with the water courses in attempt to understand the source of possible contamination.
AngloGold Ashanti has also commissioned preliminary chemical analysis of fruit (oranges, yams, plantains) grown in the Obuasi region to determine if arsenic was present in unusually high amounts and if arsenic was associated with particular tissues (peel, seeds, flesh) in order to optimise the sampling and analytical procedures for more representative and statistically sound sampling in the future.
The results of the project (which are of a very preliminary nature and should be subject to further analysis)
are presented below. Arsenic was detected in all samples. The lowest concentrations were found in the flesh, which is also the portion consumed in the highest quantities. The levels of arsenic in the fresh
(undried) flesh of the oranges and yams were generally low, and within the acceptable limits for consumption as part of a normal mixed diet, depending on how many are consumed daily. The levels in the fresh flesh of plantains was moderate. The levels in the dried fruits were higher, and the levels in the seeds and peels of all the samples were high.
Further research needs to be undertaken:
·
the arsenic values found need to be evaluated in terms of what proportions of these foodstuffs are consumed daily, how they are prepared (washed, peeled, cooked) and what chemical species of arsenic is present in the samples as this influences toxicity;
Analysis of oranges at Obuasi

AngloGold Ashanti
_Report to Society 2006_Page 133
Social and environmental legacies at Obuasi cont.
·
these arsenic values also need to be interpreted relative to the natural background levels of arsenic, which are expected to be elevated on all plants and crops grown on naturally
arsenical soils of Obuasi. It can then be further established whether these particular samples contain elevated arsenic
due to mining activities, or if they are representative of the natural situation in the locality.
AngloGold Ashanti is confident that working with stakeholders appropriate measures can be put in place to protect the community.
Measures to address the problems could include:
·
educating the public to wash, peel and core fruit before
consumption which will significantly reduce the risk of
arsenic exposure, as will washing and peeling of yams prior
to cooking;
·
reducing human exposure to arsenic can be achieved
through avoidance, that is, not planting on naturally high
arsenic soils or on contaminated soils;
·
avoiding crops that accumulate arsenic; and
·
conversely, clean-up of arsenic contaminated soils and
shallow water can be achieved to some extent by cropping
with arsenic-accumulating plants.
AngloGold Ashanti is committed to establishing a scientific
research protocol to further investigate the issue and to do so in conjunction with other stakeholders.
Preliminary research results undertaken for AngloGold Ashanti:
Note: The UK statutory limit for arsenic in fresh produce is
1 mg/kg (1 ppm), and one sample of plantain fruit plus seeds, all the orange pips, and all the unwashed yam peel exceeded this.
The fresh and dried flesh of the oranges, yams and most of the plantain was below these limits. The results are quoted in parts per billion (ppb) and parts per million (ppm).
Oranges: Arsenic was present at very low concentrations in the undried (fresh) fruit flesh of the two oranges (22±5 ppb, or
0.02±0.005 ppm fresh mass), and at moderate concentrations in the undried peel (237±11 ppb or 0.237 ppm) and undried pips
(995±364 ppb or 0.995 ppm). Arsenic concentrations were of
course higher in dried orange fruit flesh (206±48 ppb or 0.206 ppm), dried peel (831±39 ppb or 0.831 ppm) and dried pips
(3403±1573 ppb or 3.40 ppm).
Plantains: Arsenic was present at low concentrations in the
undried (fresh) fruit flesh of the two plantains minus-seeds (81±94 ppb or 0.082±0.094 ppm fresh mass), and moderate
concentrations in the undried fruit-plus-seed (264±152 ppb or
0.264 ppm) and undried peel (236±34 ppb or 0.236 ppm).
Arsenic concentrations were moderate in the dried fruit flesh-
minus seeds (208±246 ppb or 0.208 ppm), and high in the
undried plantain fruit-plus-seed (691±445 ppb or 0.691 ppm), and in dried peel (1 482±151 ppb or 1.48 ppm).
Yams: Arsenic was present at moderate concentrations in the
undried (fresh) fruit flesh of the two yams (155±44 ppb or
0.155±0.04 ppm fresh mass), and at high concentrations in the undried peel (22 060±2 143 ppb or 22±2 ppm). Arsenic
concentrations were higher in dried yam flesh (387±90 ppb or
0.387 ppm), and extremely high in the dried peel (97 966±15 670 ppb or 98 ppm). It must be noted that the peel was contaminated by adherent microscopic soil particles, which are virtually
impossible to remove, and this would have added significantly to the contaminant load (the true levels of Arsenic in yam peel are probably one to two orders of magnitude lower as plant to soil
Arsenic transfer co-efficients are between 0.01 and 0.1). However, if yams are not rigorously cleaned and peeled before baking and consumption, the levels of arsenic found in the peel could be experienced by the consumer, and surface dirt on the surface of the fruits and vegetables is the highest risk factor identified.

Page 134_AngloGold Ashanti
_Report to Society 2006
Encouraging and promoting attendance at voluntary counselling and testing (VCT) centres is a vital aspect of AngloGold Ashanti’s HIV/AIDS programme, which aims to prevent the spread of infection, to care for those infected or affected by HIV/AIDS and to provide outreach and support to the community. In order to do this effectively, it is vital that people know their HIV/AIDS status
– hence the importance of testing for infection with the virus. For those who test negative, the counselling is aimed at helping them ensure that they maintain this status; for those who test positive, it is intended to assist them to cope with the disease in the best way possible so as to ensure that the effect on their quality of life is minimised. It is important that programmes are established which overcome public resistance to testing, since only once a person knows his or her status can they make informed decisions about their behaviour.
AIDS
Frequently employees approach the clinics only once they are AIDS-ill with AIDS-related conditions when it may be too late to begin effective treatment. To counter this, it is important that employees attend VCT centres, learn their status and understand how either to prevent themselves from contracting HIV/AIDS in the future or how to deal with the disease should they test positive.
In particular during 2006, a campaign entitled ‘SAVE lives’ was run to encourage VCT attendance.
The ‘SAVE lives’ message was central to the prevention programme.
CT, key to success of HIV/AIDS programme
V

AngloGold Ashanti
_Report to Society 2006_Page 135
A result of this increased focus was a significant increase in uptake of VCT. In 2006, 23,389 encounters were recorded which, assuming a single annual test per person attending, is equivalent to 75% of the South African employee base. This was an increase of 129% on the
10,219 encounters recorded in 2005, and exceeded the target of 40% set for the year. The 2006 figure compares with VCT rates of 32.4% and 10% in 2005 and 2004 respectively.
S
A
V
E
=
safe
sex
=
access
to care
=
voluntary
counselling and testing
=
education

Page 136_AngloGold Ashanti
_Report to Society 2006
VCT, key to success of HIV/AIDS programme cont.
Economic impact of HIV/AIDS
on the South Africa operations
Given the potential for far-reaching economic effects of HIV/AIDS on the company, and in order to plan adequately for future preventative and therapeutic measures, AngloGold Ashanti recognises the importance of quantifying the economic impact of HIV/AIDS as far as this is possible.
Total expenditure on the AngloGold Ashanti HIV/AIDS programme in 2006 amounted to R21.5 million
(R19.4 million in 2005) or R694 per employee in the South African operations. This total cost (which amounts to 1.2% of basic pay – or in production terms, $1.24/oz – is broken down as follows:
·
prevention programme – R1.1 million
·
treatment programme (including the provision of VCT and ART) – R16.63 million
·
support programme – R3.8 million
The total direct financial costs to the company include the cost of the entire HIV/AIDS programme (i.e.
prevention, treatment, support) as well as the cost of treating the side-effects of medication and the cost of treating opportunistic infections to which people may succumb as a result of having HIV/AIDS.
The economic impact of HIV/AIDS on the company, however, is far more complex than simply taking into account the financial expenditure incurred. The Aurum Institute for Health Research, of which AngloGold Ashanti was the founder and remains a substantial funder, has made significant progress through its Health Economics and Systems Research Programme in data analysis and model building to determine the full economic impact of HIV on AngloGold Ashanti and to estimate the cost and savings associated with having in place a comprehensive programme that includes the provision of ART to HIV-positive employees, in order to combat HIV/AIDS.
This programme of work, begun in 2003, has included the estimation of the potential economic impact of untreated HIV/AIDS on AngloGold Ashanti as part of an independent Anglo American

AngloGold Ashanti
_Report to Society 2006_Page 137
VCT, key to success of HIV/AIDS programme cont.
group-wide assessment funded by GlaxoSmithKline and
undertaken by Aurum. This study indicated that the economic
impact of HIV to AngloGold Ashanti would continue to rise from
2003 (that is the potential impact of not undertaking treatment and support) and would reach 6% of payroll in 2006. The greatest impacts lie in medical care (47%) and absenteeism (36%).
Early indications from the Aurum research programme suggest that in the medium term, the provision of ART to HIV-positive employees has had cost benefits for AngloGold Ashanti. These benefits include a decrease of more than 50% in deaths in service, a decline in hospital admissions in excess of 70% as well as a decrease in medical absenteeism and, consequently, a fall in the number of lost shifts.
These statistics are limited to those on the ART programme and do not represent global statistics for the South African operations.
Initial indications are thus that the ‘savings’ resulting from the provision of ART outweigh the overall cost of the programme over a two- to three-year period. The costs of providing AngloGold
Ashanti’s HIV/AIDS programme include:
·
A comprehensive cost per employee on ART per month of
R1,290 declining over the four-year implementation period
as a result of a decline in drug and laboratory costs and
gaining economies of scale in treatment delivery. At the start of the programme this cost was about R2,000 per employee
per month;
·
VCT costs of R56 per employee tested; and
·
Wellness clinics cost R280 per patient per month on the
programme including the provision of prophylaxis against
opportunistic infection and ongoing counselling.
There has been a significant increase in VCT uptake, with a
resulting increase in patients attending the wellness clinics
(almost 40% increase in 2006) and patients taking ART (57%
increase in 2006). Nevertheless efforts to mitigate the economic impact of HIV are constrained by the still relatively low uptake of
ART on the part of employees, their reluctance to be tested
(although this has improved significantly – by 129% – over the past year) and late presentation for treatment. The more recent increase in VCT uptake is encouraging and has resulted in an increase in patients attending wellness clinics – an increase of almost 40% in 2006 – and in patients taking ART – a 57%
increase in 2006. The high number of HIV-positive employees not remaining on ART after starting treatment also exacerbates the situation. However, this gives added impetus to the importance of the prevention aspects of the HIV/AIDS programme and to
encouraging employees to attend VCT and the wellness clinics.
The final report of the Aurum research programme is scheduled for release in mid-2007.

Page 138_AngloGold Ashanti
_Report to Society 2006
In October 2006, AngloGold Ashanti Limited, the National Union of Mineworkers (NUM), Solidarity,
UASA and Izingwe Holdings (Pty) Limited (Izingwe Holdings) jointly announced the launch of an employee share ownership plan (ESOP), together with a black economic empowerment (BEE)
transaction. These transactions will result in 1.9% of AngloGold Ashanti’s share capital – worth some
R1.8 billion – being transferred into the hands of non-managerial employees and a BEE consortium.
Shareholders voted in favour of the transactions at a general meeting in December 2006. Managerial employees currently participate in a share participation scheme.
AngloGold Ashanti CEO Bobby Godsell says that this transaction is intended both to align employee rewards more closely with the company’s share price, and simultaneously to give effect to the undertakings made to the Department of Minerals and Energy (DME) at the time the company gained its mineral rights conversions in August 2005. The company undertook to establish an ESOP and a BEE transaction equivalent to at least 6% of the value of the company’s
South African operations.
The establishment of the ESOP involved an in-depth process of consultation between AngloGold
Ashanti and the three representative unions making the process adopted unusual in the South African context. These consultations lasted for almost a year and were marked by attempts to reach consensus on all material issues, a goal which the parties believe was achieved.
The structuring of the ESOP in association with the BEE transaction with Izingwe Holdings, a company chaired by Sipho Pityana, is built around a co-operation agreement between Izingwe and the Bokamoso ESOP Trust. (See box: The role of Izingwe in the transaction).
H
arvesting for the future – Bokamoso ESOP

AngloGold Ashanti
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About the Bokamoso ESOP
The shares issued to the Bokamoso Trust are a
combination of ordinary shares (free shares) and a new class of shares
(called loan shares). For each of the 30,953 eligible employees, 30 free shares (928,590 in total)
have been allocated, and 90 loan shares (a total of 2,785,770) at a 10% discount to market value at the start of the scheme. Both classes of shares effectively have full voting and dividend rights.
In practice, this means that each of the eligible employees will receive shares worth R36,000 each.
The free share element of the Bokamoso ESOP was introduced by agreement between the company and the unions to give greater assurance of value to employees. In terms of this agreement, approximately half the originally envisaged loan shares were converted into free shares on the basis of roughly the same cost to company.
The Bokamoso Trust has been established to acquire and administer the shares. The Board of
Trustees who will oversee the trust will consist of two people nominated by the NUM, one by each of UASA, Solidarity and AngloGold Ashanti, and four people not connected to any of these parties but nominated by agreement between them. The elected chair of the board of trustees is May
Hermanus, Director of the Centre for Sustainability in Mining and Industry at the University of
the Witwatersrand.
The ESOP will run for seven years. The right to trade shares will occur annually in five equal tranches to each eligible employee on the so-called vesting dates, with the first portion vesting on the third anniversary of the Bokamoso ESOP launch, and the last on the seventh anniversary.
The ESOP seeks to address potentially conflicting imperatives: on the one hand it aims to promote broad-based share ownership of the company and long-term financial planning on the part of employees, and on the other hand it also aims to provide short-term cash returns to employees.
On each of the five vesting dates, eligible employees will receive the full benefit of the free shares that are due at that time, that is they may sell these shares.

Page 140_AngloGold Ashanti
_Report to Society 2006
Harvesting for the future – Bokamoso ESOP cont.
As regards to the loan shares, the benefit due to eligible employees will be calculated on the basis of the difference between the exercise price and the share price on the relevant vesting date, taking into account an escalation factor accruing at 7% per annum, and reduced by any applicable dividend flow. For the loan share aspect of the scheme, 50% of applicable dividends will flow directly to employees, and the other 50% will be used as described above.
Says NUM general secretary Frans Baleni of the employee share ownership plan: “The NUM believes that there are better ways of turning workers into assets than the old traditional view of looking at them as a cost factor. Thus we lay praise to the breakthrough between organised labour and AngloGold Ashanti on the conclusion of the ESOP which should see 6% of South African assets committed to the development of this initiative. In line with the mining charter expectations, our members laud the development of the ESOP. We also wish to acknowledge the stakeholder involvement and participatory approach that underpinned the process, coupled with frank openness to an extent that parties crafted the trust deeds word by word.”
Solidarity’s general secretary, Flip Buys, said that the transaction created a blueprint for similar transactions in the future at other companies. “AngloGold Ashanti has taken the lead by investing in its own future and that of its workers. The future will show that this was the right thing to do.
Solidarity welcomes the job security that will result from the deal.”
The acquisition by Izingwe Holdings of 1.4 million AngloGold Ashanti shares forms an integral part of the overall ESOP/BEE transaction. Izingwe Holdings is a BEE investment company chaired by Sipho
Pityana. Mr Pityana has occupied strategic roles in both the public and private sector. He was formerly a senior executive of Nedbank and is currently a non-executive director of several companies including Bytes Technology Group (BTG), African Oxygen (Afrox), Munich Re and Aberdare Cables.
He has had a working relationship over many years with various AngloGold Ashanti executives and trade union leaders, particularly in his previous public sector roles. Given the envisaged co-operative relationship between Izingwe and the ESOP Trust, this was a critical factor in the selection of Izingwe for this role.
Izingwe has said of its relationship with AngloGold Ashanti. “The partnership with AngloGold
Ashanti will be more than a shareholding relationship. The shareholding will be a springboard for jointly pursuing other projects. This is in the context of Izingwe’s broader commitment to the mining industry. Izingwe has already secured prospecting licences for a range of minerals and it intends introducing various existing and greenfield opportunities to AngloGold Ashanti. The AngloGold
The role of Izingwe Holdings in the transaction

AngloGold Ashanti
_Report to Society 2006_Page 141
Harvesting for the future – Bokamoso ESOP cont.
The establishment of the ESOP will involve extensive and ongoing education and communication work with employees, which the company and the unions will carry out jointly, as a further indication of the level of consensus reached in the consultative process. Each employee received a letter providing information on the ESOP and their participation following a formal launch of the
ESOP to employees in late January.
AngloGold Ashanti recognises that, over time, many employees are likely to sell the shares that are due to them to gain immediate financial rewards. While the company will provide education relating to the benefits of being longer term shareholders and the benefits of saving (either in the form of shares or other means), AngloGold Ashanti does not see the long-term holding of the shares as a precondition for the success of the ESOP. The only matter currently left unresolved is whether, and if so how, employee participation in the company will continue in seven years’ time following the culmination of this scheme. This will be discussed between the parties in due course.
It is envisaged that ESOPs will be introduced elsewhere in the company where this is seen to have value in enhancing employee participation. Such schemes are currently being worked on in respect of AngloGold Ashanti’s Ghana and Namibia operations.
Ashanti transaction consolidates and adds significant momentum to Izingwe’s interests in the mining sector.
“Izingwe will also be active in other areas of AngloGold Ashanti’s business. It will play a strategic role in its transformation initiatives and it will contribute to enhancing supply chain and routes to market, both from a general business perspective and by promoting a strong empowerment presence and culture in these areas.”
This transaction has been structured in a similar manner to the loan shares issued in terms of the
Bokamoso ESOP. Mr Pityana joined the Board of Directors of AngloGold Ashanti on 13 February 2007.
A key feature of this transaction is the intended conclusion of a co-operative agreement between
Izingwe Holdings and the Bokamoso Trust following a series of consultations between Izingwe
Holdings and the three unions. This will be finalised soon now that trust has been established. It is envisaged that the agreement could include commitments on shareholder co-operation, with
Izingwe Holdings acting as a channel of communication between the Bokamoso Trust and the company’s governance structures on transformation and other operational issues.

Page 142_AngloGold Ashanti
_Report to Society 2006
In March 2005, AngloGold Ashanti’s Executive Committee took the decision to pursue ISO14001 certification for all its operating mines in support of a strategic recommendation made by the group environmental management team. A target was set by the committee that all operations should achieve certification by the end of 2006.
Says Andrew Mackenzie, Manager: Corporate Environmental Affairs at AngloGold Ashanti, “Our
decision was based on an ever-increasing need to implement a single and comparable system across operations not only for management purposes, but also for ensuring compliance with environmental laws and regulations. We also believed that this across-the-board implementation would assist us in identifying, prioritising and managing company-related environmental issues, as well as respond to the ever-increasing requirements of environmental reporting. Additionally, the internal and external verification processes that are required will provide greater comfort in our risk management and corporate governance processes. It also allows us to transfer staff, both mplementing ISO14001 at AngloGold Ashanti
I

AngloGold Ashanti
_Report to Society 2006_Page 143
operational and environmental professionals, between sites knowing that their familiarity with the system will enable them to deal with the relevant environmental issue from the word go.”
During 2004 gap analyses were undertaken at every operation to determine the degree to which the former environmental management systems (EMSs) were aligned with ISO14001. By this stage, six operations – Cerro Vanguardia in Argentina, AngloGold Ashanti Mineraça~o and Serra
Grande in Brazil, Bibiani and Iduapriem in Ghana and Geita in Tanzania – were already ISO14001 certified and hence there was some experience and reassurance that this was indeed the right path to follow. (Note that the Bibiani mine was sold at the end of 2006).
By year end 2006, all but one mining operation (Navachab in Namibia) had been audited and achieved or been recommended for certification. (See list overleaf).

Page 144_AngloGold Ashanti
_Report to Society 2006
Implementing ISO14001 at AngloGold Ashanti cont.
ISO14001:2004 certification at AngloGold Ashanti*
Country
Operation
Date achieved
Certified by
Valid until
Argentina Cerro Vangaurdia July 2002 National Quality June 2008
Assurance (USA)
Australia Sunrise Dam December 2006 Lloyd’s Register December 2009
Quality Assurance
Brazil AngloGold Ashanti March 2004 National Quality May 2007
Mineraça
~
o (Re-issued in Assurance (USA)
May 2006)
Córrego do Sitio December 2006 National Quality December 2009
Assurance (USA)
Serra Grande March 2004 National Quality March 2007
*(Reissued in Assurance (USA)
May 2006)
Ghana Iduapriem January 2004 DLIQ Certification November 2009
*(Reissued in Services
November 2006)
Obuasi December 2006 DLIQ Certification December 2009
Services
Mali Sadiola November 2006 DLIQ Certification November 2009
(certification Services
recommended)
Morila November 2006 DLIQ Certification November 2009
(certification Services
recommended)
South Moab Khotsong December 2006 DQS (Germany) December 2009
Africa Great Noligwa (certification
Tau Lekoa Mine recommended)
Kopanang Mine
Sustainable Development
operations
Sustainable Development
properties
Sustainable Development
Operations East Rand
Africa Underground
region metallurgy
Savuka Mine
Mponeng Mine
TauTona Mine
Mine services
– Vaal River
Mine services
– West Wits
Properties – high
density
Tanzania Geita July 2001 DLIQ Certification January 2007
Services
USA CC&V December 2006 Orion Register December 2009
AngloGold Ashanti December 2006 Orion Register December 2009
North America Inc
(Denver Corporate
Office)
Note: Yatela mine, which was previously scheduled for closure, but whose life has been extended, will seek certification by 31 December 2007.
Navachab mine in Namibia is scheduled for its second stage audit in March 2007
Additional business entities within AngloGold Ashanti’s South Africa operations that will be pursuing ISO14001 certification during 2007 are: AngloGold Ashanti Health, Commercial
Services and AngloGold Training and Development Services.

AngloGold Ashanti
_Report to Society 2006_Page 145
“This is an excellent achievement,” says Andrew Mackenzie. “When we started this process we knew that we had set a ‘stretch’ target, and were pleasantly surprised when almost all operations and business entities actually achieved the desired result. All credit must be given at an operational level where there has been massive support for the process, despite some initial resistance.”
When questioned about this resistance, Mackenzie explained that this was not significant and related mainly to concerns about ever-increasing corporate governance requirements and perceived bureaucracy; the fact that achieving certification appeared to be a very daunting task, and that many people did not realise how closely aligned their previous environmental management systems were with IS014001 and concerns relating to resources (time, money and staff).
“While the costs relating to the actual auditing processes were indeed new, many of the other costs have simply been absorbed into the operating costs where indeed they were already being incurred; this was just a way of ensuring that they contributed to the refinement of reasonably good existing management systems. Admittedly though, during the course of the year, there has been an enormous amount of time spent on training and on developing awareness of the systems across the operations (and not just within the environmental discipline). In some cases additional resources, and staff, had to be assigned to enhance the capacity of environmental departments that may have been under-resourced.
The fact that such a system requires the involvement and commitment of just about everyone at an operational level has certainly helped to improve the level of environmental awareness within the company. The challenge, says Mackenzie, is the fact that certification is just the start of the process and not the end. There is clear recognition that certification does not guarantee good environmental performance, but it does provide a system for assessing the environmental risks and establishing a baseline from which an operation can begin, in its particular context, to demonstrate ongoing, or continual improvement. In fact, maintaining certification is perhaps even more onerous than obtaining it.
Implementing ISO14001 at AngloGold Ashanti cont.

Page 146_AngloGold Ashanti
_Report to Society 2006
A
A$: Australian dollars
ABET: Adult Basic Education and Training
ACMER: Australian Centre for Minerals Extension & Research
Agency shop agreement: exists in South Africa across the non-
supervisory bargaining unit within the company. In terms of this, subscriptions are deducted from non-union members and paid
directly into a Human and Industrial Relations Fund (HIRF)
AIDS: acquired immune deficiency syndrome
AMREF: African Medical and Research Foundation – an
independent non-profit, non-governmental organisation whose
mission it is to improve the health of disadvantaged people in
South Africa
AngloGold Ashanti Fund and Trust: vehicle for social
investment initiatives in southern Africa
AOMA: Association Obrera Minera Argentina. Labour union
representing 70% of CVSA workforces.
ART: anti-retroviral therapy – treatment regimen for the
treatment of people with HIV/AIDS, with anti-retroviral drugs
ASM: Artisanal and small-scale mining: Local unskilled or
semi-skilled mining with low levels of mechanisation, production, recovery and efficiency
Aurum Institute for Health Research: Independent health
research initiative focused on HIV/AIDS and TB research.
Formerly a subsidiary of AngloGold Ashanti
Average number of employees: average attributable number of
both employees and contractors employed during the year,
where contractors are defined as workers in employment for
longer than one year
B
Backfill: Use of waste material or rock integrated with timber props, to support the hanging wall after the removal of ore from the stope
BCM: Business continuity management
BEE: Black Economic Empowerment, referring specifically to the empowerment of Historically Disadvantaged South Africans
(HDSAs); initiatives aimed at eliminating the economic legacy of apartheid in South Africa
BUSA: Business Unity South Africa
By-products: any products that arise from the core process of producing gold, including silver, uranium and sulphuric acid
C
CAPCO: Chief Air Pollution Control Officer
Capital expenditure: total capital expenditure on mining assets to both maintain and expand operations
CASM: community and small scale mining
CC&V: Cripple Creek & Victor
CDPHE: Colorado Department of Public Health and Environment
Charter: Broad-Based Socio-Economic Charter for the South
African mining industry
CIL: carbon-in-leach. Gold recovery process
CIS: carbon in solution
CIP: carbon-in-pulp. Gold recovery process
CLR: Cargon Leader Reef: Ore of the main reefs mined in South
Africa’s West Wits region
COIDA: Compensation for Occupational Injuries and Diseases Act
Comminution: process of breaking up ore to make gold
available for treatment
CSIR: Council for Scientific and Industrial Research, South Africa
CVSA: Cerro Vanguardia
Cyanide Code: International Cyanide Management Code
D
dBA: decibels: unit of sound measurement
DME: Department of Minerals and Energy, South Africa
DNPM: Departamento Nacional de Produçao Mineral (National
Department of Mineral Production – Brazil)
DoE: Department of Environment, Western Australia
DoH: Department of Health
DoL: Department of Labour
DRC: Democratic Republic of Congo
DWAF: Department of Water Affairs and Forestry (South Africa)
E
EDP: executive development programme
EGAF: Vaal River East Gold Acid and Flotation Plant
EIA: Environmental Impact Assessment
EITI: Extractive Industries Transparency Initiative
Elution: process of re-dissolving gold from activated carbon
EMP: Environmental Management Programme
EMPR: Environmental Management Programme Report
EMS: Environmental Management System
Entomology: scientific study of insects
EPA: Environmental Protection Agency
Equity: shareholders’ equity adjusted for other comprehensive income and deferred taxation. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year
ESOP: employee share ownership plan
Evapo-transpiration basin: facility constructed at closure,
which receives water from the reclaimed heap pad or Tailings
Storage Facility (TSF)
Exco: executive committee
F
FIFO: Fly-in/fly-out. Roster system used at Sunrise Dam in
Australia.
Glossary of terms and acronyms

AngloGold Ashanti
_Report to Society 2006_Page 147
Glossary of terms and acronyms
FIFR: Fatal Injury Frequency Rate. The number of fatal injuries per million hours worked
Free cash flow: net cash inflow from operating activities less capital expenditure to maintain operations
Fundamental Human Rights Conventions of the ILO:
International Labour Standards covered in the Declaration on
Fundamental Principles and Rights at Work (adopted by the
International Labour Conference at its 86th session, Geneva 1998).
Convention No. 29: Forced Labour, 1930
Convention No. 87: Freedom of Association and Protection of
the Right to Organise, 1948
Convention No. 98: Right to Organise and Collective
Bargaining, 1949
Convention No. 100: Equal Remuneration, 1951
Convention No. 105: Abolition of Forced Labour, 1957
Convention No. 111: Discrimination (Employment and
Occupation), 1958
Convention 128: Child Labour, 1999
Convention No. 138: Minimum Age, 1973
FOG: Fall of Ground may be seismic or gravity induced
FWC: Functional Work Capacity. Battery of tests designed to
measure occupation-specific physical and functional
competence
G
GGM: Geita Gold Mine
GIS: Geographic Information System
Global Compact: United Nations Global Compact (derived from
the Universal Declaration of Human Rights; the International Labour
Organization’s Declaration on Fundamental Principles and Rights at
Work; the Rio Declaration on Environment and Development; and
the United Nations Convention Against Corruption.)
Grade: the quantity of gold contained within a unit weight of gold-
bearing material per tonne of ore (oz/t), or grams per metric tonne (g/t)
GRB: Geotechnical Review Board
Greenhouse gas emissions: gaseous pollutants released into
the atmosphere through the burning of fossil fuels and through other avenues, that amplify the greenhouse effect. The
greenhouse effect is widely accepted as the cause of global
climate change. Gases include CO2, CH4, N2O, HFCs, PFCs,
SF
6
, and other CO
2
equivalents
GRI: Global Reporting Initiative. A multi-stakeholder process and independent institution whose mission is to develop and
disseminate globally applicable sustainability reporting guidelines
H
HANGING WALL: upper wall or roof of mining area in
underground mining
HAZOP: hazard and operability procedures
HCBC: home and community-based care
HDSAs: Historically Disadvantaged South Africans. This term
refers to any persons or communities disadvantaged by unfair discrimination before the new South African Constitution came into effect. Includes those from the Southern African Customs
Union and Mozambique
Heapleach pad: heap-leach facility in which gold-bearing ore is stacked. A high pH cyanide-based solution is sprayed or
dripped over the heap leach dissolving the precious metals as it drains through the stack
HIRA: hazard identification and risk assessment
HIV: human immunodeficiency virus
HPDs: hearing protection devices
HSE: health, safety and environment
HSRC: Human Sciences Research Council
I
ICC: International Chamber of Commerce
ITNs: insecticide treated/impregnated bed nets
IAPs: interested and affected parties
IBLF: International Business Leaders Forum
ICMI: International Cyanide Management Institute
ICMM: International Council on Mining and Metals
IDAP: Integrated Development Action Plan
IDP: Integrated Development Plan
IDRM: Integrated Damage Rheology Model
IEC: Information, Education, Communication
IFC: International Finance Corporation
ILO: International Labour Organization, a UN agency for the
promotion of social justice and human and labour rights
IMDP: Intermediate Management Development Programme
International Cyanide Management Code: Industry standard
for cyanide management. Developed under the auspices of
UNEP
IRMS: Integrated Risk Management System
ISO: International Standards Organization, a voluntary not-for-
profit network of national standards institutes from 146 countries
ISO 14001: ISO standard relating to environmental management systems
ISO 14001 certification: certification based on regular auditing by an accredited external body
ISSI: Integrated Seismic Systems International: subsidiary of
AngloGold Ashanti that develops and implements seismic
monitoring management systems
IUCN: International Union for the Conservation of Nature
J
JSE: JSE Limited
JV: joint venture

Glossary of terms and acronyms
Page 148_AngloGold Ashanti
_Report to Society 2006
K
King Report/ King 2: King Report on Corporate Governance, 2002
KOSH communities: Klerksdorp, Orkney, Stilfontein, and
Hartebeesfontein
L
Life of mine (LOM): number of years that the operation is planning to mine and treat ore, taken from the current mine plan
LSE: London Stock Exchange
LTIFR: Lost Time Injury Frequency Rate per million hours
worked. Note that AngloGold Ashanti utilises the strictest
definition in reporting Lost Time Injuries in that it includes all
Disabling Injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and
Restricted Work Cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition
M
Managerial employees: defined as those in supervisory and
management roles in Paterson job grades C-upper and above
Masakhisane: R10 million development and equity fund that
works in conjunction with SMEDI
MCC: Medical Controls Council (South Africa)
MDP: Management Development Programme
MHSA: Mine Health and Safety Act (South Africa)
MHSC: Mine Health and Safety Council (South Africa)
Milling: a process of reducing broken ore to a size at which concentrating can be undertaken
Mineral resources: A mineral resource is a concentration or
occurrence of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological
characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well-constrained and portrayed geological model. Mineral
resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
The mineral resources are inclusive of those resources which have been modified to produce ore reserves.
Mining Charter or the Charter: Broad-based Socio-Economic
Empowerment Charter
Mining-induced seismicity: failure of the earth’s crust or rock mass as a result of mining-induced changes in rock stress levels.
MLTIFR: malaria lost-time injury frequency rate
MPF: Mineworkers Provident Fund
MPRDA: Mineral and Petroleum Resources Development Act,
28 of 2002, which came into effect in South Africa on 11 May
2004. Regulates the granting of mining authorisations and
prospecting permits
MUN: Mineworkers Union of Namibia
N
N$: Namibian Dollar
NDA: National Department of Agriculture, South Africa
NECSA: Nuclear Energy Corporation of South Africa
NEDLAC: National Economic Development and Labour Council
NELSAM: National Earthquake Laboratory in South African Mines
NEMA: National Environmental Management Act, 1998, South Africa
NGO: non-governmental organisation
NICNAS: National Industrial Chemicals Notification and
Assessment Scheme
NIHL: noise-induced hearing loss. Compensable cases reported per 1,000 employees
NNR: National Nuclear Regulator, South Africa
NOSA: National Occupational Safety Association, South Africa.
Provided auditing and certification services, until its liquidation in
May 2005
NREL: National Renewable Energy Laboratory
NUM: National Union of Mineworkers (South Africa). Union
representing the largest number of South African underground employees
O
ODMWA: Occupational Diseases in Mines and Works Act
OEL: Occupational Exposure Limit
OHSAS 18001: The Occupational Health and Safety
Assessment Series, presents requirements for an occupational health and safety management system
OLD: occupational lung disease. Compensable cases reported
per 1,000 employees.
Open-pit mining: where top layers of soil are removed to uncover the reef from surface
Ore reserves: an ore reserve is the economically mineable material derived from a measured and/or indicated mineral resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal,
environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Ore reserves are sub-divided in order of increasing confidence into probable ore reserves and proved ore reserves
OTD: old tailings deposits

AngloGold Ashanti
_Report to Society 2006_Page 149
Glossary of terms and acronyms
Ounces (oz) (troy): used in imperial statistics. A kilogram is equal to 32.1507 ounces
P
Paterson grading system: well-known job classification system used at a number of AngloGold Ashanti operations
PCAOB: Public Company Accounting Oversight Board.
Established in the US to oversee and regulate a public
company’s auditors in terms of the Sarbanes-Oxley Act
PPE: personal protective equipment
Preconditioning: drilling of holes ahead of the face to be
blasted and detonating these with a light charge. To mitigate against mining-induced seismicity
Price received: attributable gold income including realised non-
hedge derivatives divided by attributable ounces/kilograms sold.
Prophylactic treatment: preventative/precautionary treatment
PwC: independent auditors PricewaterhouseCoopers
R
R: South African rand
Refractory ores: where gold is ‘locked’ within sulphide material and is not readily available for recovery through cyanidation process
Rehabilitation: the process of restoring mined land to allow an appropriate post-mining use. Rehabilitation standards are
determined amongst others by the South African Department of
Minerals and Energy, the US Bureau of Land Management, the
US Environmental Protection Agency, and the Australian
Minerals Industry Code for Environmental Management, and
address ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues
Resettlement policy for AngloGold Ashanti: based on the
IFC’s Resettlement Policies, Guidelines and Standards
Return on equity: adjusted headline earnings expressed as a
percentage of the average equity, adjusted for the timing of acquisitions and disposals
RFA: Rehabilitation and Functional Assessment programme
used to assess an individual’s capacity for a specific occupation and to provide rehabilitation and if necessary, training for an alternative occupation after injury
Rockburst: seismic release of energy, similar to an earthquake, that results in obvious damage to mining excavations
RWD: return water dam
S
SAEWA: South African Equity Workers’ Association
SANS: South African National Standards
Sarbanes-Oxley (SOx): Sarbanes-Oxley Act of 2002.
Introduced into law in the US to set new corporate governance standards for corporate boards and accountability standards
and penalties for corporate management
SECNAMI: Section Nationale des Mines et des Industries
(Malian trade union)
Seismic event: the transient motion and release of kinetic
energy caused by sudden failure of the earth’s crust, usually felt as shaking or tremors in the rock mass. Seismic events range in size from barely perceptible tremors to major earthquakes
SEMOS: La Société d’Exploitation des Mines d’Or de Sadiola
Shaft: vertical or decline - means of transporting men and
materials
SHEC: safety, occupational health, biophysical environment and community investment
Silicosis: occupational lung disease caused by the inhalation of free silica dust which is present in mining where quartz
concentrations are high
SIMM: Structural Inspection and Maintenance Management
process developed to assess the state of shaft steelwork
through computer simulation
SIMRAC: Safety in Mines Research Committee
SMEDI: Small and Medium Enterprises Development Initiative
unit established by AngloGold Ashanti to identify and help small business with potential
Social Development Toolbox: Guide to AngloGold Ashanti’s
community practices
SPCC: spill countermeasure and contingency plan
SRI: Socially Responsible Investment Index, launched in 2004 by the JSE to identify those companies that integrate the
principles of sustainability into their business activities, and to facilitate investment into those companies
STCFG: Southern Teller Country Focus Group
STD: sexually transmitted disease
STI: sexually transmitted infection
T
TACAIDS: Tanzanian Commission for AIDS
Tailings: the rejected material from mining and screening operations
TB: pulmonary tuberculosis`
Teba: An institution owned by the South African mining industry, through which the industry has historically recruited labour but which now fulfils a broader social role in addition to its
recruitment function
Total cash costs: total cash costs include site costs for all mining, processing and administration, as well as contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded. Total cash costs per ounce are the attributable total cash costs
divided by the attributable ounces of gold produced
TRI: toxic relief inventory

Page 150_AngloGold Ashanti
_Report to Society 2006
TSF: tailings storage facility. An engineered dam, designed and constructed as a repository for the ground rock or tailings after gold has been extracted.
Turnbull Guidelines: provides direction with guidelines on
effective implementation or internal control/risk management.
Applies to companies listed on the LSE
TWN: Third World Network
U
UASA: United Association of South Africa (South African trade union)
UNDP: United Nations Development Programme
Underground mining: where the orebody is accessed by
vertical or decline shaft deep into the ground
UN General Assembly: United Nations General Assembly
UN Global Compact:
UNEP: United Nations Environment Programme
UNPA: University of Patagonia
USFS: U.S. Forest Service
USFWS: U.S. Fish and Wildlife Service
V
VCR: Ventersdorp Conotract Reef: Ore of the main reefs mined in South Africa’s Vaal River operations
VCT: voluntary counselling and testing
VLF: valley leach facility
W
WACAM: Wassa Association of Communities Affected by Mining
WAD: weak acid dissociable
WGC: World Gold Council
WHO: World Health Organization
Z
ZDD: zero discharge dam

AngloGold Ashanti
_Report to Society 2006_Page 151
FEEDBACK FORM
Dear stakeholder
This is our fifth Report to Society. Following the publication of our previous reports we sought feedback (both formally and informally)
from our stakeholders on our reporting with the aim of understanding what they liked or did not like about these documents and to establish how we could improve in terms of meeting their information requirements in the future. In 2006, we engaged an independent research company that specialises in the field of sustainable development to undertake detailed interviews with targeted individuals representing different stakeholder groups. (See document on Stakeholder Feedback on page 5 of this report). The format and content of the 2006 report has been guided to a large extent by the feedback we received from this process and has led to the publication of a shorter printed report (which is also available on the internet) in addition to the comprehensive web-based version .
We would be very grateful for any feedback that you may wish to provide on our 2006 report. The feedback form is available online at
www.anglogoldashanti.com, or it may be emailed to afine@anglogoldashanti.com or faxed to +27 11 637 6399.
1.
Personal details
Name:
Organisation:
Tel:
Fax:
Email address:
Postal address:
Would you like to be added to our database as an organisational stakeholder?
I
Yes
I
No
2.
What is the nature of your interest in/association with AngloGold Ashanti?
I
Employee
I
Analyst
I
Shareholder
I
Journalist
I
Government
I
Non-governmental or community-based organisation
I
Supplier or business partner
I
Student
Other – please specify:
3.
What are the company-related issues in which you have a specific interest? Would you like to receive further information/updates on these issues?
I
Yes
I
No
4.
How did you become aware of our report?
I
Delivered or posted to you (printed copy)
I
Email link sent to you
I
From the annual report
I
Via the company’s website
I
Through the media
I
Other source (name)
5.
In what format did you view the report?
I
The web-based version
I
The printed version
I
The version on CD
6.
Have you been aware of/had access to our previous report/reports?
I
Yes
I
No

Page 152_AngloGold Ashanti
_Report to Society 2006
FEEDBACK FORM
7.
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CONTACT DETAILS
AngloGold Ashanti Limited
(formerly: AngloGold Limited)
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
Contact: Report to Society
Alan Fine
Telephone: +27 11 637 6383
Fax: +27 11 637 6400
E-mail: afine@AngloGoldAshanti.com
Other contacts
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail: slenahan@AnglogoldAshanti.com
Australia
Andrea Maxey
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
E-mail: amaxey@AngloGoldAshanti.com.au
General Email enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Registered and Corporate
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
(Born – New York, 27 July 1966. Died – Cape Town, 24 December
2003)
Edward Ruiz was a distinguished freelance photo journalist from New
York who in 2000, following several years working in Cambodia,
Mexico and Nepal, made South Africa his home. Captivated by the land, its people and its stories Ruiz captured the optimism and joy of
Africa in his imagery: the sardine run in KwaZulu-Natal, an
isicathamiya choir in Durban, three young Zimbabwean cricketers intense in the middle of a game.
Ruiz freelanced for a number of publications, including The Los
Angeles Times, Time, and The Guardian, as well as being a regular contributor to local newspapers and magazines, such as Leadership and Sawubona. He was an energetic photographer, full of ideas, and accompanied by great investigative skills and commitment.
In 2002 he produced a documentary based on AngloGold Ashanti’s HIV/
AIDS programme – a project he approached with respect for his subject and a determination to do it justice. The result was a series of striking photographs with accompanying text which Sawubona magazine
published in January 2004, a month after Edward’s tragic death.
AngloGold Ashanti has since established the Edward Ruiz
Mentorship in his memory. This provides an opportunity for a promising young photographer to produce a substantial
photographic documentary under the guidance of a leading
photographer. The grant also allows for the purchase of materials, some travel and the opportunity to do research into the chosen subject. Undoubtedly, Edward Ruiz would have approved. His
commitment to South Africa and its people was deep and heartfelt –
and AngloGold Ashanti is proud to use this publication to showcase some of Ruiz’s most remarkable images.
Edward Ruiz

www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 29, 2007
By: /s/ L Eatwell
Name:  Lynda Eatwell
Title:    Company Secretary